As filed with the Securities and Exchange Commission on December 11, 2003

Registration No. 333-110321

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Exact Name of Registrant as Specified in Its Charter)

Webzen Inc.

(Translation of Registrant’s Name Into English)

Republic of Korea	7371	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	Daelim Acrotel Building, 6th Floor, 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea 135-971 (822) 3498-6813
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

National Registered Agents, Inc. 875 Avenue of the Americas Suite 501 New York, New York, 10001 (800) 767-1553
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Eugene C. Gregor, Esq. Davis Polk & Wardwell Izumi Garden Tower, 33rd Floor, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan Tel: (813) 5561-4421	Jong Han Kim, Esq. Neil A. Torpey, Esq. Paul, Hastings, Janofsky & Walker LLP 22/F, Bank of China Tower, 1 Garden Road, Hong Kong SAR Tel: (852) 2867-9988

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(4)	Proposed maximum aggregate offering price	Amount of registration fee(5)

Common shares, par value (Won)500 per share(1)	1,000,500	$122.37	$122,431,185	$9,904.69

(1)	A separate registration statement on Form F-6 (Registration No. 333-110322) has been filed for the registration of American Depositary Shares evidenced by American depositary receipts issuable upon deposit of the common shares registered hereby. Each American Depositary Share will represent one-tenth of a common share.
(2)	Includes common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. The common shares are not being registered for the purpose of sales outside the United States.
(3)	Includes common shares that may be purchased by the underwriters pursuant to an over-allotment option.
(4)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average high and low price of the common shares on the KOSDAQ Stock Market, Inc., on December 10, 2003.
(5)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 11, 2003

Prospectus

8,700,000 American Depositary Shares  representing 870,000 Common Shares

Webzen Inc.

This is an initial public offering of American Depositary Shares, or ADSs, representing common shares of Webzen Inc. We are selling 8,700,000 ADSs. Each ADS will represent the right to receive one-tenth of a common share, par value (Won)500 per share. We anticipate that the price to the public per ADS will be determined by reference to the prevailing market price of our common shares.

Prior to this offering, there has been no public market outside the Republic of Korea for our common shares, and there has been no market anywhere for the ADSs. The common shares are listed on the KOSDAQ Stock Market, Inc., or KOSDAQ, under the code 069080. The closing price of our common shares on the KOSDAQ on December 10, 2003 was (Won)140,700 per share, which is equivalent to approximately US$11.86 per ADS at the noon buying rate of (Won)1,186.0 to US$1.00 announced by the Federal Reserve Bank of New York on that date.

The ADSs have been approved for quotation on the Nasdaq National Market under the symbol WZEN.

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to Webzen, before expenses	US$	US$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from us up to 1,305,000 ADSs, solely to cover any over-allotments.

Investing in our ADSs involves a high degree of risk. See “ Risk factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Daiwa Securities SMBC Hong Kong	ING Bank N.V.

            , 2003

OUR LEADING ONLINE GAME IN KOREA AND CHINA

<WORLD OF LORENCIA> TITAN

Eight different worlds to explore

Multiple combinations of armor, weapons and defensive tools

<WORLD OF ATLANS> HYDRA

<WORLD OF ICARUS> PHANTOM KNIGHT

Approximately 67,000 peak concurrent users in Korea and 300,000 in China

i

Certain terms and conventions

Unless the context otherwise requires, references in this prospectus to:

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“Government” are to the government of the Republic;

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Taiwan” are to Taiwan, the Republic of China;

•	“U.S.” or the “United States” are to the United States of America;

•	“Webzen,” “we,” “us,” “our,” or “our company” are to Webzen Inc.;

•	“Won” or “(Won)” are to the currency of the Republic;

•	“U.S. dollars” or “US$” are to the currency of the United States;

•	“Renminbi” or “RMB” are to the currency of China; and

•	“NT dollars” or “NT$” are to the currency of Taiwan.

For your convenience, this prospectus contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on September 30, 2003 which was (Won)1,150.2 to US$1.00. On December 10, 2003, the noon buying rate was (Won)1,186.0 to US$1.00. See “Exchange rates.”

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk factors,” beginning on page 8, and the financial statements and notes thereto, beginning on page F-1, before making an investment decision.

Overview

We are a leading developer and distributor of online games in Korea based on the number of peak concurrent players and revenue. Our current and only game “MU” is a three-dimensional, or 3D, multiplayer online role playing game that has grown since its introduction to become a popular online game in Korea and China. The highest number of players using MU at the same time, or peak concurrent players, has been approximately 67,000 in Korea and 300,000 in China. Based on our early success in these markets, we are planning to develop and introduce MU and other additional online games for customers in Korea, China and other Asian markets, as well as in the U.S. market.

We were incorporated in Korea in April 2000. We launched a test version of MU in Korea in May 2001 and started charging users for playing time beginning in November 2001. We completed the initial public offering of our common shares on the KOSDAQ in May 2003.

For the nine months ended September 30, 2003, we derived 86.0% of our revenue from online game subscription fees in Korea and 14.0% of our revenue from overseas royalty payments and license fees. We have one majority-owned subsidiary, Flux Co. Ltd., which we acquired in July 2003 and one joint venture affiliate, 9Webzen Limited, which offers the MU game in China through its wholly-owned subsidiary in Shanghai.

As of December 10, 2003, our equity market capitalization was (Won)492.5 billion (US$428.1 million). Currently, all of our revenues are derived from our single online game, MU. For the nine months ended September 30, 2003, we recorded net revenues of (Won)41.5 billion (US$36.1 million), operating income of (Won)25.3 billion (US$22.0 million) and net income of (Won)24.4 billion (US$21.2 million).

The online game industry

As a leading massively multiplayer online role playing game, or MMORPG, provider in Korea and China, we believe that we are well-positioned to take advantage of the attractive future opportunities for revenue and subscriber growth that exist in the online game industry.

According to a May 2003 report issued by International Data Corporation, or IDC, a leading market research firm, the total subscription revenues of the Korean online game market in 2002 were US$289.5 million, as compared to US$162.7 million in 2001. According to IDC’s April 2003 report, China’s online game market recorded aggregate subscription revenues totaling approximately US$96.5 million in 2002, as compared to approximately US$45.7 million in 2001. By comparison, according to IDC’s September 2003 report, overall United States subscription and related revenues from online games were estimated to be approximately US$208.2 million in 2002 and US$202.5 million in 2001.

Competitive advantages

•	Early entrant advantage in growing markets. As an early entrant in the 3D online game markets in Korea and China, we have developed a core MU subscriber base which is expected to offer consistent cash flows and a base of customers for the introduction and distribution of additional online games and other related services.

•	A proven and scalable online game distribution platform. By developing and operating our MU online game for a large number of subscribers in different Asian markets, we have established an efficient, proven and advanced game distribution platform based on continued improvements in network monitoring, system maintenance, payment and troubleshooting techniques.

•	Emphasis on quality of service and subscriber satisfaction. In order to assure and improve the quality of our services, we have established experienced customer service teams dedicated to continuously monitoring the game environment and coordinating the introduction of new and enhanced game levels and features in response to character progression and customer expectations.

•	Market-sensitive hardware requirements offer greater potential for selected markets. As compared to other 3D online games recently released by our competitors, MU carries lower graphics and memory capacity requirements, which in certain markets such as China, will allow us to target a broader subscriber base. Eventually, as PC system upgrades become more prevalent in these markets, we intend to launch more sophisticated versions of MU and other online games.

•	Experienced development team. The principal game development team members responsible for the creation and commercialization of our MU online game remain with us and are focused on improving MU. Although we do not yet have an alternative game under active development, our game development team members will be responsible for creating new online games and other game development activities.

Business strategy

Our key strategic objectives are to maintain our position as a leading developer of online games in Korea and to emerge as a leading developer and publisher of online games in Korea and in other markets. Our business strategy consists of the following principal elements:

•	Continuously improve MU and offer related services to maintain and expand our MU subscriber base. Our focus in this area is to introduce MU game upgrades and event-related online game features, improve our current distribution infrastructure, enhance our brand image through marketing and improve our customer service.

•	Continue to focus on international expansion. In addition to our current game offerings in China, Taiwan, Japan and Thailand, we are evaluating opportunities to offer MU and other online games in other markets in Asia and elsewhere.

•	Capitalize on our distribution platform with a broader online game portfolio. We are seeking to build a broader online game portfolio in Korea and other markets by deploying our cash resources to finance research and development projects and by making selective investments in projects being developed by independent game developers. We believe that our proven operational experience, established distribution platform and existing subscriber base make us an attractive partner for other online game companies that may be interested in licensing games to us for distribution in our markets.

•	Grow through selective strategic alliances, acquisitions and investments. In response to increasing game complexity, rising development and marketing costs, as well as anticipated international consolidation in the online game industry, we regularly evaluate additions to our personnel and game portfolio, as well as strategic alliances and acquisitions or investments involving complementary businesses. In connection with this objective, we have formed a task force that will focus on identifying and assessing content development and content acquisition opportunities in the United States and other markets.

•	Introduce a game portal in order to reduce our dependence on MU and to attract different demographic customer base. We are currently developing a game portal website that will offer a variety of computer games and that will also serve as an Internet gateway to all of our future portfolio of games. This portal site, which will provide updates on our new online games and introduce a variety of third-party licensed games, is expected to target a broader range of online game players.

Challenges and risks

We face numerous challenges and risks in our business, including the following:

•	As we currently depend on one game, MU, for all of our revenue and profits, our failure to develop or license additional online games may adversely affect our future results of operations.

•	We may not be able to maintain our profitability, financial or operational success in our markets as we operate in a highly competitive industry and compete against many large companies.

•	If we are unable to consistently develop or acquire superior online games, our future revenues and profitability will decline.

•	Rapid technological change may limit our ability to recover our game development costs.

•	If we fail to maintain and hire skilled and experienced game developers or other key personnel in order to design and develop new online games and additional game features, we may be unable to achieve our future business objectives.

•	Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

•	Unexpected network interruptions caused by system failures or other external factors may lead to subscriber and revenue reductions and harm our reputation.

Prospective investors should carefully consider the risks described in ”Risk factors” before deciding to invest in us.

Contact information

Our principal executive offices are located at Daelim Acrotel Building, 6th Floor, 467-6 Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. Our telephone number is (822) 3498-6813. We maintain a website at http://www.webzen.co.kr. Information contained in our website does not constitute a part of this prospectus.

The offering

The offering	8,700,000 ADSs offered by Webzen.

The ADSs	Each ADS will represent one-tenth of a common share, par value (Won)500 per share. The ADSs will be evidenced by American depositary receipts, or ADRs. The depositary is JPMorgan Chase Bank.

ADSs to be outstanding after this offering	8,700,000 ADSs. Unless otherwise noted, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options.

Common shares to be outstanding after this offering	4,370,000 common shares.

Offering price	US$ per ADS.

Use of proceeds

We expect to use the net proceeds of this offering, estimated to be approximately US$98.1 million, for acquisitions or investment in complementary businesses in Asia and elsewhere, development of new online games and game features, capital expenditures and working capital. See “Use of proceeds” for more information regarding our expected use of the proceeds from this offering.

Listing	The ADSs have been approved for quotation on the Nasdaq National Market under the symbol WZEN.

Over-allotment

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from us up to 1,305,000 ADSs, solely to cover over-allotments. Unless we state otherwise, the information in this prospectus does not take into account the possible sale of these additional ADSs.

Trading market for common shares	The only trading market for our common shares is the KOSDAQ. Our common shares have been listed on the KOSDAQ since May 23, 2003. See “Market price information.”

Deposit or withdrawal of common shares

You may deposit common shares with the custodian and obtain ADSs, and may surrender ADSs to the depositary and receive common shares, subject in each case to the satisfaction of certain conditions. However, under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between the aggregate number of common shares deposited by us with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or Korean law and the total number of our common shares on deposit with the depositary would not exceed 1,500,000.

Common shares underlying the ADSs offered hereby may be withdrawn from the depositary facility established under the deposit agreement upon

•	the surrender of the ADSs, and

•	the receipt by the depositary of proper instructions.

Voting rights	Subject to the provisions of the deposit agreement, you will be entitled to instruct the depositary how to vote the common shares underlying the ADSs.

Dividends

We have not paid a dividend on our share capital since inception and any decision to pay dividends in the future will be subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice.

Lock-up

We and our directors and officers have agreed with the underwriters that, without the prior consent of J.P. Morgan Securities Inc., subject to certain exceptions, neither we nor any of our directors or officers will, for a period of 180 days following the date of this prospectus, offer, sell, or contract to sell any of our ADSs or common shares or any economic interests therein. See “Underwriting.”

Payment and settlement

The ADSs are expected to be delivered against payment on or about December         , 2003, the third business day following the date of determination of the offering price. The ADSs will be delivered in book entry form through the facilities of The Depository Trust Company.

Risk factors	For a discussion of certain factors that should be considered in evaluating an investment in our ADSs, see “Risk factors” beginning on page 8 of this prospectus.

Summary financial information and other data

The following table contains our summary financial information and other data. The financial information has been derived from our audited and unaudited financial statements as of and for the periods indicated below. You should read this information together with our financial statements and related notes to those statements, “Selected financial information and other data” and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

(in millions of Won and thousands of US$, except share and per share data and number of peak concurrent players)	As of and for the years ended December 31,						As of and for the nine months ended September 30,
	2000(3)		2001		2002	2002(4)	2002	2003	2003(4)

						(unaudited)	(unaudited)
Statement of operations data:
Online game subscriptions	(Won)	—	(Won)	1,406	(Won) 27,765	US$24,139	(Won)18,868	(Won)35,699	US$31,037
Royalties and license fees		—		10	383	333	148	5,800	5,042
Total net revenues		—		1,416	28,148	24,472	19,016	41,499	36,079
Cost of revenues		—		172	2,985	2,595	1,745	4,382	3,810
Gross profit		—		1,244	25,163	21,877	17,271	37,117	32,269
Selling, general and administrative expenses		149		1,020	8,860	7,703	5,464	11,785	10,246
Operating income (loss)		(149)		224	16,303	14,174	11,807	25,332	22,023
Interest income		10		8	249	216	115	892	776
Other income (expense)		(3)		4	(88)	(76)	(58)	(362)	(315)
Income (loss) before income tax expenses (benefit), equity in earnings (loss) of related equity investment and minority interest		(142)		236	16,464	14,314	11,864	25,862	22,484
Income tax expenses (benefit)		(23)		45	2,303	2,002	1,704	4,026	3,500
Income (loss) before equity in earnings (loss) of related equity investment and minority interest		(119)		191	14,161	12,312	10,160	21,836	18,984
Equity in earnings (loss) of related equity investment, net of taxes		—		—	(498)	(433)	—	2,535	2,204
Income before minority interest		(119)		191	13,663	11,879	10,160	24,371	21,188
Minority interest		—		—	—	—	—	58	51
Net income (loss)		(119)		191	13,663	11,879	10,160	24,429	21,239
Earnings (loss) per share:
Basic		(57)		82	5,379	4.68	4,000	8,122	7.06
Diluted(1)		(57)		82	5,379	4.68	4,000	8,095	7.04
Earnings (loss) per ADS(2):
Basic		(5.7)		8.2	537.9	0.468	400.0	812.2	0.706
Diluted(1)		(5.7)		8.2	537.9	0.468	400.0	809.5	0.704
Weighted average number of shares outstanding:
Basic		2,101,590		2,340,741	2,540,000	2,540,000	2,540,000	3,007,692	3,007,692
Diluted(1)		2,101,590		2,340,741	2,540,000	2,540,000	2,540,000	3,017,989	3,017,989

Balance sheet data:
Cash and cash equivalents		21		2,005	6,715	5,838	4,398	27,178	23,629
Short-term financial instruments		105		50	8,043	6,993	6,500	25,706	22,349
Total assets		295		4,327	25,989	22,595	20,019	82,102	71,381
Total liabilities		14		1,670	9,595	8,342	7,165	14,465	12,577
Common stock		400		1,270	1,270	1,104	1,270	1,750	1,521
Minority interest		—		—	—	—	—	257	223
Total stockholders’ equity		281		2,657	16,394	14,253	12,854	67,380	58,581

Other data(5):
Peak concurrent players during period(6):
Korea		N/A		19,898	37,240		31,200	64,166
China		N/A		N/A	136,710		N/A	235,122

(1)	For further information on historical financial statement effects of stock option issuances, see note 15 to the notes to our audited financial statements as of and for the years ended December 31, 2001 and 2002 and note 9 to the notes to our unaudited financial statements as of and for the nine months ended September 30, 2002 and 2003.
(2)	Based on earnings per share. Each ADS represents one-tenth of a common share.
(3)	Reflects financial information since our inception on April 28, 2000.
(4)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of (Won)1,150.2 to US$1.00, the noon buying rate in effect on September 30, 2003 as quoted by the Federal Reserve Bank of New York.
(5)	Unaudited.
(6)	During October 2003, the number of peak concurrent players in Korea and in China has been approximately 67,000 and 300,000, respectively.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the value of our common shares and the trading price of our ADSs could decline, and you may lose all or part of your investment.

Risks related to our business

As we currently depend on one game, MU, for all of our revenue and profits, our failure to develop or license additional online games may adversely affect our future results of operations.

All of our revenues and profits are currently derived from a single online game. We expect our dependence on MU will continue for at least the next 12 to 18 months as we do not have an alternative game under active internal development. Accordingly, any reductions in prevailing MU subscription fees or license fees due to intensifying competition or other factors, any decreases in the popularity of MU in its current markets, our potential failure to develop or license additional online games or to enter new markets, any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to our MU online game, could materially and adversely affect our future results of operations.

We may not be able to maintain our profitability, financial or operational success in our markets as we operate in a highly competitive industry and compete against many large companies.

There are over 100 companies dedicated to developing online games in Korea. We expect more companies to enter the online game industry in Korea and a wider range of online games to be introduced to the Korean market and other markets around the world. Our competitors vary in size from small companies to very large companies such as NCsoft, Sony, Microsoft, Electronic Arts and Nintendo, many of which have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote resources to design and develop new games, undertake extensive marketing campaigns, adopt aggressive pricing policies, pay high compensation to game developers or compensate independent game developers to the same degree as certain of our competitors may be able to do. In addition, anticipated increased competition in the online game industry may also reduce the number or growth rate of our subscribers, reduce the average number of hours played by our subscribers, reduce our license fee revenue, or cause us to reduce subscription fees. All of these competitive factors could reduce our cash flows, operating margins and profitability.

If we are unable to consistently develop or acquire superior online games, our future revenues and profitability will decline.

In order for our business strategy to succeed over time, we will need to introduce upgrades to MU and develop new online games that are superior to the games of our competitors and attractive to users. To achieve this, we will need to anticipate and effectively respond to rapidly changing consumer tastes and preferences and technological advances. If we are not able to consistently develop or acquire superior online games with continuing appeal to users, our future revenues and profitability will decline.

Rapid technological change may limit our ability to recover game development costs and adversely affect our future revenues and profitability.

The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their market acceptance, and make substantial game development and related investments. In addition, new technologies in online game programming or operations could render MU or other online games that we expect to develop in the future obsolete or unattractive to our subscribers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability.

If we fail to retain and hire skilled and experienced game developers or other key personnel in order to design and develop new online games and additional game features, we may be unable to achieve our future business objectives.

In order to maintain our competitiveness in the future, we will need to continue to attract and retain skilled and experienced online game developers. None of our current senior technical officers or staff members are bound by non-competition agreements and any of them could decide to resign or work for our competitors at any time without any contractual restriction. Moreover, since our industry is characterized by high demand and intense competition for talent in our industry, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. Overall, we may not be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

Our games may contain errors or flaws, which only become apparent after their release, particularly as we add new game features to our MU online game under tight time constraints. If our online games contain programming errors or other flaws, our subscribers may be less inclined to play our games and may switch to a competitor’s games. We believe that if our subscribers have a negative experience with our games, they may be less inclined to continue or resume subscription with us or recommend our games to other potential subscribers. Undetected programming errors and game defects can harm our reputation, cause our subscribers to terminate subscriptions with us, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

Unexpected network interruptions caused by system failures or other external factors may lead to subscriber and revenue reductions and harm our reputation.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain subscribers. The principal system hardware for our Korean operations is located in a single location in Seoul and our principal system hardware for our China operations is located in a single location in Shanghai. We do not maintain full backup system hardware in either location. Accordingly, any server interruptions, break-downs or system failures, including failures which may be attributable to sustained power shutdowns or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our subscribers. For example, a well-publicized computer security breach could significantly damage our reputation as an online game distributor and affect our ability to attract new subscribers.

In the past, our network has experienced occasional outages and deteriorated performance. In the worst such instance to date, in May 2003 we experienced a service interruption for a period of approximately three hours due to a computer virus attack shutting down all Internet service providers in Korea. Future instances of computer virus attacks could also adversely affect our systems and business.

In addition, with the increase in the number of MU players in China, we have in the past several months detected a large number of players that have gained an unfair advantage by modifying MU execution files saved on the player’s computer to facilitate character progression. In response to these activities in China, we have expanded our customer service team dedicated to detecting unauthorized character enhancements, which has resulted in the deletion of unauthorizied characters. As part of our efforts to deter this type of activity in the future, we have also recently installed software patches designed to prevent unauthorized modifications to our execution files. Although we believe that we will be successful in addressing these activities in China, continued occurrences of unauthorized character manipulation may negatively impact the image and players’ perception of our MU game, could limit our growth or reduce the number of MU players in China and may adversely affect our results of operations. In addition, the deletion of unauthorized character enhancements requires the affected players to restart with a new character from the beginner’s level and may result in these players ceasing to play the MU game altogether, which may materially and adversely affect our revenues and results of operations in China.

Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, hackings and similar events. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

There are risks associated with our business strategy contemplating growth through acquisitions and investments.

Although we intend to pursue acquisitions of game development companies, technologies and personnel that are complementary to our existing business, our ability to grow through such acquisitions or investments or hiring will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the online game industry to consolidate in the future, we may face significant competition in executing our growth strategy. We also lack experience in identifying, financing and completing acquisition or investment transactions. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce the intended benefits. In addition, we may be forced to forego opportunities to acquire minority interests in companies that could be important to our business strategy in order to maintain compliance with the provisions of the U.S. Investment Company Act of 1940, or the Investment Company Act.

Acquisitions or investments and integration of new personnel also involves other risks, including:

•	potential entry into markets in which we may have limited or no experience;

•	diversion of management attention from our core business; and

•	difficulties in assimilating acquired business or personnel or in realizing projected efficiencies, cost savings and synergies.

We may be subject to future intellectual property rights claims relating to our MU online game, which could result in substantial costs and diversion of our financial and management resources.

Certain of our employees were previously employed at other online game development companies, including certain of our current or potential competitors. To the extent these employees have been involved in research at Webzen similar to research in which they have been involved at their former employers, we may inadvertently become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

We may not be able to adequately protect our intellectual property rights, which could cause us to be less competitive.

We rely on a combination of copyright, service mark and patent to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. We cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, we have not registered or applied to register any service marks, trademarks or patents outside of Korea.

Further contractions in the Internet cafe industry in Korea may affect our ability to successfully launch new online games.

According to the 2003 report issued by the Korean Game Development and Promotion Institute, or KGDI, the number of active Internet cafes in Korea has declined during 2002 as compared to 2001. Intensifying competition and more widespread availability of personal computers, or PCs in homes in Korea could trigger further declines in the number of Internet cafes. Since serious online game players tend to congregate in Internet cafes, future reductions in the number of Internet cafes operating in Korea or in other markets could adversely affect our ability to target a core group of potential customers for the introduction of new games.

Existing major shareholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

Upon completion of this offering, our executive officers and directors will beneficially own, in the aggregate, approximately 18.79% of our outstanding common shares. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval, including but not limited to the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of Webzen on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in Korea may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

Our four original founders will collectively control approximately 27.09% of our common shares and under Korean law they may dispose of their holdings in a gradual manner after May 23, 2004, and altogether after May 23, 2005, and consequently the prevailing market price of the ADSs may decline.

Upon completion of this offering, each of our original founders, Eun-Suk Lee, Nam-Ju Kim, Ki-Yong Cho and Kil-Saup Song will own, individually and through their affiliates, a total of 1,183,842 shares representing 27.09% of our outstanding common shares. Under the Korean Securities and Exchange Act, these shareholders are restricted from selling or otherwise disposing their shares until two years after May 23, 2003, the date our common shares were listed on the KOSDAQ. After May 23, 2004 these shareholders may sell each month up to 5% of the common shares initially held by them on May 23, 2003. After May 23, 2005 they may dispose of their holdings of our common shares without restrictions. Our directors and executive officers have agreed with the underwriters that they will not sell or otherwise dispose of their shares for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. See “Underwriting.” Notwithstanding the foregoing, if any of our founding shareholders, directors or executive officers chooses to, directly or indirectly, sell their common shares, or indicate their intention to do so, the prevailing market price for our common shares, and consequently the prevailing market price of the ADSs also, may decline.

We may be considered a passive foreign investment company, which could lead to additional taxes for holders of ADSs.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2003 taxable year. A non-U.S. corporation will be considered a PFIC if either (1) 75% or more of its gross income in a taxable year is passive income or (2) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, goodwill and any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS or a common share, certain adverse tax consequences could apply to the U.S. holder. In general, if we are treated as a PFIC for any taxable year, gain recognized by such U.S. holder on a sale or other disposition of an ADS or a common share would be allocated ratably over the U.S. holder’s holding period for the ADS or common share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or common shares in excess of 125% of the average annual distributions on ADSs or common shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. See ”Taxation — U.S. federal income tax considerations.”

We may be required to take significant actions that are contrary to our business objectives to avoid being deemed an investment company as defined under the Investment Company Act.

Generally, the Investment Company Act provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.

We believe that we are engaged primarily and directly in the businesses of providing online game services, that less than 40% of the fair market value of our assets is represented by investment securities and, consequently, that we are not an investment company as that term is defined under the Investment Company Act. However we are, and may continue to be, required to take actions to avoid the requirement to register as an investment company. Currently, we are shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income we could otherwise generate from our investment activities. We may need to continue to invest a significant portion of our assets and cash flows in these low-yielding investments to maintain compliance with the Investment Company Act. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

The Investment Company Act also contains substantive regulations with respect to investment companies including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

Risks relating to our economic and regulatory environment

Our online games may be subject to governmental restrictions or rating systems, which could delay or prohibit the release of new games or reduce the existing and potential range of our customer base.

Legislation is periodically introduced in Korea by government agencies to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. Korean law also requires online game companies to obtain rating classifications and implement procedures to restrict the distribution of online games to certain age groups. See “Business — Law and regulations.” Similar mandatory rating systems and other regulations affecting the content and distribution of our games have also been adopted or are under review in China and other markets for our online games. In the future we may be required to modify our games or alter our marketing strategies to comply with new governmental regulations or new ratings assigned to our current or future games that may call for restrictions or modifications to our game content or features, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential range of our customer base. Moreover, uncertainties regarding governmental restrictions or rating systems applicable to our business could give rise to market confusion, thereby adversely affecting our business or the prevailing price of our common shares or ADSs.

Any significant downturn in general economic conditions in Korea or China that reduces discretionary spending could adversely affect demand for our online games and harm our business.

Our revenues are dependent on our customers’ ability and continued desire to spend a portion of their disposable income to obtain Internet access and play our online games. Any significant downturn in general economic conditions in Korea or China that results in a reduction in discretionary spending by our target customers could diminish demand for our online games.

Risks relating to our overseas operations

Foreign operations subject us to different business, political and economic risks.

For the nine months ended September 30, 2003, our license and royalty revenues from operations outside of Korea comprised 14.0% of our total net revenues and our equity in earnings of 9Webzen Limited comprised 10.4% of our net income. We expect that our foreign operations will continue to account for a significant portion of our revenues and net income, especially after our licensees commercialize MU in Japan and Thailand. Foreign operations are subject to inherent risks, including disputes with joint venture partners or licensees, uncertain legal environments, different consumer preferences, unexpected regulatory requirements, tariffs and other barriers, difficulties in training and retraining staff and managing foreign operations, difficulties in obtaining or renewing required licenses and obtaining administrative approvals, and difficulties in collecting foreign receivables. We will also be exposed to risks of foreign exchange fluctuations as we record our license and joint venture income in Won in our financial statements.

The recurrence of severe acute respiratory syndrome, or SARS, or similar adverse public health developments in our markets, could adversely affect our operations.

Beginning in early 2003, certain countries in East Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia. The most heavily affected areas were Guangdong Province and the Hong Kong SAR in China. During the height of the SARS epidemic in the second quarter of 2003, we believe our activities were adversely affected with average concurrent users of MU in China declining approximately 15%, as compared to the first quarter of 2003. Any recurrence of the SARS outbreak in East Asia, or development of a similar public health hazard in Korea, China or our other markets in the future, may deter people from congregating in public places, including Internet cafes, and would significantly reduce our level of concurrent users and adversely affect our operations.

Risks specific to our operations in China

Our inability to exercise complete control over our Hong Kong joint venture may be detrimental to our business.

Pursuant to a joint venture agreement between us and GameNow.net (Hong Kong) Limited., or GameNow, a Hong Kong-based company, we have a 49% equity interest in 9Webzen Limited, a Hong Kong company operating in China through its wholly-owned Chinese subsidiary 9Webzen Information Technology (Shanghai) Co., Ltd., or 9Webzen (Shanghai). As we do not own a majority interest in the joint venture, we do not exercise full control over it or its subsidiary. We are only entitled to appoint a minority of the directors, which prevents us from controlling the actions of the board of the joint venture company.

9Webzen (Shanghai) relies on Shanghai Jiucheng for certain operation licenses and 9.com (Shanghai) for the collection of revenues in China. If 9.com (Shanghai) or Shanghai Jiucheng fails to perform its contractual obligations, our business operations in China may be adversely affected.

Various regulations in China currently prevent 9Webzen (Shanghai) from holding certain operation licenses required in China to provide the MU online game over the Internet. In light of such restrictions, 9Webzen (Shanghai) offers and distributes the MU game through Shanghai Jiucheng Information Technology Co., Ltd., or Shanghai Jiucheng, which currently owns the Internet content provider license and the Internet culture license and operates a Chinese portal through which MU is offered in China. Shanghai Jiucheng is a Chinese company controlled by several PRC nationals who are also shareholders of our joint venture partner, GameNow. Although we believe that our current structure is in compliance with Chinese laws and regulations, there can be no assurance that the Chinese authorities will agree with our interpretation.

In addition, 9Webzen (Shanghai) has entered into an agreement with the9 Computer Technology Consulting (Shanghai) Co., Ltd., or 9.com (Shanghai), for the collection of sales revenues derived from the sale of prepaid debit cards through retail distribution outlets and online credits through Internet cafes. 9.com (Shanghai) receives the sales revenues and is responsible for remitting royalty payments on behalf of 9Webzen (Shanghai) to 9Webzen Limited and for remitting the remainder of the funds it collects net of a 5% commission and withholding and business taxes, to 9Webzen (Shanghai). 9.com (Shanghai) is GameNow’s wholly-owned subsidiary, over which we do not exercise any control.

Our reliance on third parties that we do not control in connection with holding the required licenses for the distribution of MU and collecting revenues in China exposes us to certain risks that we would not encounter if we exercised direct control over such activities. If either Shanghai Jiucheng or 9.com (Shanghai) fails to perform its contractual obligations with 9Webzen (Shanghai), becomes bankrupt, suffers from management or other problems in its business or is otherwise unable to make the required payments, 9Webzen Limited’s business operations in China and its ability to collect revenues from China may be adversely affected.

Certain activities in China by 9Webzen (Shanghai) or certain changes in Chinese legal regulations affecting the payment of dividends by 9Webzen (Shanghai) may adversely affect our ability to realize earnings from China.

9Webzen Limited is a holding company with no significant assets other than its wholly-owned subsidiary 9Webzen (Shanghai). As a result, the primary source of revenues for 9Webzen Limited consists of dividend payments from 9Webzen (Shanghai). If 9Webzen (Shanghai) incurs debt on its own behalf in the future, the instruments governing the debt may restrict 9Webzen (Shanghai)’s ability to pay dividends or make other distributions to 9Webzen Limited, which in turn would limit 9Webzen Limited’s ability to pay dividends to us. Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, 9Webzen (Shanghai) is also required to set aside a portion of its net income each year to fund certain reserve funds. We expect that 9Webzen (Shanghai) will allocate 15% to 20% of its net income to fund these reserve funds beginning in 2004. These reserves are not distributable as cash dividends. If 9Webzen (Shanghai) were to be restricted from paying dividends to 9Webzen Limited, our ability to realize earnings from China may be adversely affected.

Currency restrictions in China may limit the ability of 9Webzen (Shanghai) or 9.com (Shanghai) to obtain and remit foreign currency to 9Webzen Limited from China, which would adversely affect our financial condition and liquidity.

The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in some cases, the remittance of currency out of China. Under current foreign exchange control regulations, shortages in the availability of foreign currency may restrict the ability of 9Webzen (Shanghai) to pay dividends to 9Webzen Limited or pay license fees to 9Webzen Limited through 9.com (Shanghai) in U.S. dollars. Restrictions on our ability to receive license fees, dividends and other payments from 9Webzen (Shanghai) would adversely affect our financial condition and liquidity.

9Webzen (Shanghai) and our business may be adversely affected by complexity, uncertainties and changes in regulation of Internet business and companies in China.

The Chinese government heavily regulates its Internet sector including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of restrictions on content on the Internet and the licensing and permit requirements for companies in the Internet industry. Because these laws, regulations and legal requirements with regard to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is a civil law system in which decided legal cases may be cited for reference but have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties that would impact the Chinese online game sector include the following:

•	In the second half of 2002, the Chinese government began tightening its supervision of Internet cafes, closing unlicensed Internet cafes, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. While online games have generally not been subjected to government censorship, the Chinese government has expressed a desire to curb some of the excesses of online games; and

•	It has been reported that the State News and Publication Bureau, which is a government agency responsible for regulating publishing activities in China, will be adopting regulations affecting online games, and we cannot be certain when these regulations will become effective, what form they will take and how they may affect our business.

Both the general trend of stricter regulation of the Internet and any particular targeting of online game service providers by the Chinese government authorities in the future could reduce our revenues and earnings from China. In addition, the interpretation and application of existing

Chinese laws, regulations and policies and the possible new laws, regulations or policies have created substantial uncertainties regarding the existing and future foreign investments in, and the businesses and activities of, Internet businesses including the MU game in China.

Our future royalty revenues from our operations in China and our equity method investment income will be subject to a significant degree to economic, political and social events in China.

A significant portion of our revenues and net income are derived from our operations in China. Additionally, a substantial portion of the fixed assets of 9Webzen (Shanghai), principally consisting of hardware and network equipment, are located in China. We expect the percentage of our total revenues derived from sources in China to increase in the future. Therefore, our future royalty revenues from our operations in China and our equity method investment income will be subject to future economic, political and social events in China.

Risks related to the Republic of Korea

If economic conditions in Korea deteriorate, our current business and future growth prospects could be adversely affected.

We are incorporated in Korea and a significant portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 until 1999, Korea experienced a significant financial and economic downturn.

Although the Korean economy began to recover in 1999 with Korea’s GDP expanding 3.0% in 2001 and 6.4% in 2002, future growth in the Korean economy is uncertain and subject to many factors. The economic indicators in the first nine months of 2003 showed considerable weakness in the Korean economy as business confidence fell, the country’s current account recorded a deficit and consumer sentiment decreased. It is uncertain how the Korean economy will perform in the near term. Events such as the terrorist attacks in the United States on September 11, 2001, the recent war in Iraq and the outbreak of SARS in Asia and other parts of the world have increased the uncertainty of global economic stability in general and such uncertainty continues to have an adverse effect on the Korean and global economy. Any future deterioration of the Korean economy could reduce our subscription revenue from our subscribers and adversely affect our results of operations and prospects for future growth.

Escalations in tensions with North Korea, including significant recent developments, could have an adverse effect on us and the market value of our securities.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current events. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty.

In February 2003, Moody’s Investor Services changed its outlook on the long-term ratings of Korea to negative from positive, citing heightened security concerns stemming from North Korea’s nuclear weapons program and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that a further round of negotiations may take place in the future.

Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations and the market value of our common shares and ADSs.

Risks related to this offering

Volatility of the KOSDAQ may adversely affect the price of our common shares and the ADSs.

Certain shares listed on the KOSDAQ have experienced significant recent price and volume fluctuations, sometimes without regard to the underlying fundamentals of such shares. The KOSDAQ itself has substantially less trading volume than the Korean Stock Exchange, or the KSE. As a result, our common shares may be less liquid and the prevailing price of the common shares may be more volatile in the future than other shares listed on the KOSDAQ or shares listed on the KSE. The volatility and limited liquidity of our common shares on the KOSDAQ may adversely affect the market price of the ADSs.

There has been no prior market for our ADSs and this offering may not result in an active or liquid market for our ADSs.

Prior to this offering, there has not been a public market for our ADSs and the KOSDAQ will remain the only market for our common shares. Although our ADSs have been approved for quotation on the Nasdaq National Market, there can be no assurance that the offering will be completed and an active public market in our ADSs may not develop or be sustained after the offering. In addition, if a significant number of our ADS holders withdraw the underlying common shares from our ADS facility and no additional ADSs are issued, the liquidity of our ADSs would be adversely affected.

Any dividends paid on our common shares will be in Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by you.

When we declare cash dividends, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars in connection with the deposit agreement. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you will receive from the depositary as dividends.

Your ability to deposit common shares into the depositary facility may be limited.

Neither common shares acquired in the open market nor common shares withdrawn from the ADS depositary facility may be deposited or re-deposited, as the case may be, under the deposit agreement governing the ADSs without our consent. We intend to consent to any deposit unless such deposit is prohibited by Korean law or violates our articles of incorporation and the total number of our common shares on deposit with the depositary would not exceed 1,500,000. No assurance can be given that deposits or redeposits of our common shares will always be permitted. If an investor’s ability to deposit common shares is limited, the prevailing market price of our ADSs may differ from the prevailing market price of the equivalent number of our common shares traded on the KOSDAQ.

You may not be able to exercise preemptive rights.

The Korean Commercial Code and our articles of incorporation require us, with certain exceptions, to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is required to make available any rights to subscribe for any securities only when a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is in effect with respect to the securities or if the offering of the securities is exempt from the registration requirements under the Securities Act. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights for our common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in us.

You will not have the same voting rights as a holder of common shares.

You may exercise voting rights with respect to the common shares underlying your ADRs in the manner described in “Description of American Depositary Shares — Voting rights.” You may instruct the depositary how to exercise the voting rights for the common shares which underlie your ADSs, if the depositary asks you to provide it with voting instructions. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the common shares which underlie your ADSs, subject to Korean laws and the provisions of our articles of incorporation. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will endeavor, insofar as practicable and subject to Korean laws and the provisions of our articles of incorporation, to vote or to have its agents vote the common shares or other deposited securities represented by your ADSs as you instruct. The depositary will not itself exercise any voting discretion. ADSs for which no voting instructions have been received will not be voted. You may only exercise the voting rights in respect of 10 ADSs or multiples of 10 ADSs. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions (if it acts in good faith), for the manner in which any vote is cast or for the effect of any vote. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to exercise dissent and appraisal rights.

In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. See “Description of capital stock — Rights of dissenting shareholders.” However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares and become a direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

You may be subject to Korean withholding tax.

Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends in respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the United States-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs, with certain exceptions. See “Taxation — Korean taxation” for a more detailed discussion of the effects of Korean tax laws on the holders of ADS, including the possible imposition of a Korean securities transaction tax.

New investors will incur immediate and substantial dilution.

The initial public offering price per ADS is expected to be substantially higher than the net tangible book value per ADS. Purchasers of the ADSs offered hereby will realize an immediate and substantial dilution in net tangible book value per ADS of their investment from the offering price. In the future, we may also issue additional shares or ADSs or equity-linked securities. Purchasers of the ADSs could face additional dilution from these future transactions. See “Dilution.”

We have significant discretion as to how we will use the proceeds of this offering and you may not necessarily agree with how we use them.

Assuming a public offering price of US$11.86 per ADS, based on the noon buying rate in effect on December 10, 2003, the aggregate net proceeds from this offering will be approximately US$98.1 million (approximately US$112.8 million if the over-allotment option is exercised in full). In addition to general corporate purposes, we expect to use the net proceeds for future acquisitions or investments, development of new games and other capital expenditures. However, our management will have discretion as to the application of our net proceeds and the actual use of the net proceeds may differ significantly from our current plans. Although we will endeavor to inform our shareholders as to the use of our proceeds from time to time, to a significant extent you are entrusting your funds to our management, upon whose judgment you must depend, for the specific uses we will make of the net proceeds from this offering.

You may have difficulty enforcing any judgment obtained outside Korea against us or our directors and officers.

We are organized under the laws of Korea, and all of our directors and officers reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our ADSs or common shares. Notwithstanding the foregoing, it may be difficult to enforce in Korea civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States. See “Enforceability of civil liabilities.”

Exchange rates

Fluctuations in the exchange rate between Won and U.S. dollars will affect the U.S. dollar equivalent of the Won price of our common shares on the KOSDAQ and, as a result, will likely affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

In certain parts of this prospectus, we have translated Won amounts into U.S. dollars for the convenience of the investors. Unless otherwise stated, the rate we used for the translation was (Won)1,150.2 to US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on September 30, 2003. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Won per US$ (noon buying rate)	Low		High		Average(1)		Period End

1998	(Won)	1,196.0	(Won)	1,812.0	(Won)	1,401.0	(Won)	1,206.0
1999		1,125.0		1,243.0		1,189.8		1,136.0
2000		1,105.5		1,267.0		1,130.9		1,267.0
2001		1,234.0		1,369.0		1,292.0		1,313.5
2002		1,160.6		1,332.0		1,250.4		1,186.3
2003
January		1,164.6		1,197.3		1,176.5		1,165.0
February		1,173.0		1,206.0		1,190.4		1,193.7
March		1,184.6		1,260.0		1,237.2		1,252.0
April		1,204.0		1,262.0		1,231.1		1,215.5
May		1,192.0		1,217.0		1,201.2		1,210.0
June		1,185.0		1,203.0		1,194.1		1,196.0
July		1,176.3		1,192.0		1,181.2		1,181.0
August		1,168.0		1,187.9		1,178.6		1,175.0
September		1,150.0		1,178.0		1,165.4		1,150.2
October		1,146.0		1,190.0		1,169.3		1,184.0
November		1,171.0		1,207.0		1,186.4		1,202.1
December (through December 10)		1,186.0		1,200.0		1,191.7		1,186.0

Source: Federal Reserve Bank of New York.

(1) Annual	and monthly averages are calculated using the average of the daily rates during the relevant period.

Market price information

Our common shares are traded on the KOSDAQ Stock Market, Inc., or KOSDAQ, under the code 069080. Our common shares were listed on the KOSDAQ on May 23, 2003. The KOSDAQ composite index is computed by taking the aggregate market capitalization of all companies included in the index as a percentage of the market capitalization as of the base date, July 1, 1996, multiplied by 100.

The KOSDAQ was launched on July 1, 1996 as an alternative investment market to the Korea Stock Exchange, or KSE, the principal stock exchange in Korea. Shares listed on the KOSDAQ are traded by KOSDAQ participants and their brokers through a central electronic trading system. The trading hours for the KOSDAQ market are 9:00 a.m. to 3:00 p.m. Daily price changes are limited to a range of 12% of the closing price for the previous trading day. The KOSDAQ market has grown significantly since its inception. As of November 30, 2003, 873 companies were listed on the KOSDAQ with an aggregate market capitalization of (Won)38.9 trillion. Such market capitalization was heavily concentrated in the larger companies, with the top 10 companies comprising approximately 33.8% of total market capitalization and the top 25 companies comprising approximately 46.8% of total market capitalization. Companies listing on the KOSDAQ must meet KOSDAQ listing requirements and register with the Financial Supervisory Commission of Korea, or FSC.

The most widely followed price index of stocks quoted on stock exchanges in Korea is the Korea Composite Stock Price Index, or the KOSPI, an index of all equities listed on the KSE. The KOSPI is computed by aggregating the market capitalization of all listed companies and by expressing this aggregate as a percentage of the aggregate market capitalization of all companies included in the index as of the base date, January 4, 1980.

The following table sets forth, for the periods indicated:

•	the high and low closing sales price for our common shares as reported on the KOSDAQ,

•	the average daily trading volume of our common shares,

•	the high and low of the daily closing values of the KOSDAQ composite index, and

•	the high and low of the daily closing values of the KOSPI.

	Price per common share				Average daily trading volume	KOSDAQ		KOSPI
	High		Low			High	Low	High	Low

1998		—		—	—	107.61	60.70	579.86	280.00
1999		—		—	—	273.32	70.87	1,028.07	498.42
2000		—		—	—	283.44	52.58	1,059.04	500.60
2001		—		—	—	87.65	46.05	704.50	468.76
First quarter		—		—	—	87.65	55.70	627.45	520.95
Second quarter		—		—	—	83.81	64.34	632.05	491.21
Third quarter		—		—	—	77.65	46.05	597.25	468.76
Fourth quarter		—		—	—	75.30	53.55	704.50	496.13
2002		—		—	—	94.30	43.67	937.61	584.04
First quarter		—		—	—	94.30	72.02	902.46	708.47
Second quarter		—		—	—	88.42	56.63	937.61	701.87
Third quarter		—		—	—	67.45	46.71	801.99	646.42
Fourth quarter		—		—	—	53.78	43.67	736.57	584.04
2003
January		—		—	—	48.85	42.52	666.71	583.35
February		—		—	—	44.32	41.78	616.29	575.24
March		—		—	—	42.06	34.64	590.04	515.24
April		—		—	—	45.46	38.25	624.77	538.56
May	(Won)	125,000	(Won)	32,000	35,745	47.25	43.11	633.42	595.38
June		125,000		99,400	177,472	50.86	46.59	690.49	636.94
July		151,500		114,800	223,600	53.50	48.76	722.33	674.75
August		142,700		121,000	188,660	49.66	48.16	759.47	701.30
September		151,500		129,600	145,630	50.87	44.85	767.46	696.06
October		154,800		133,700	144,123	48.17	45.19	785.94	704.29
November		141,100		112,000	100,875	47.51	43.81	813.11	753.65
December (through December 10)		146,200		127,700	123,624	47.37	46.62	808.34	784.80

On December 10, 2003, the closing sale price of our common shares was (Won)140,700 per share. On December 10, 2003, the closing KOSDAQ composite index was 46.62 and the KOSPI was 794.64. As of May 23, 2003, we estimate that we have approximately 18,105 shareholders of record. There is no public market outside of Korea for our common shares, and prior to this offering, there has been no market for the ADSs.

Use of proceeds

We estimate the net proceeds from the sale of the ADSs in the offering, based on the noon buying rate in effect on December 10, 2003, will be approximately US$98.1 million. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be approximately US$112.8 million. “Net proceeds” is what we will receive after payment of all underwriting discounts and commissions and expenses of this offering.

We expect to use these net proceeds for:

•	acquisitions or investments in businesses, products or technologies that are complementary to our own in Asia and elsewhere. Although we periodically engage in preliminary discussions with respect to acquisitions, we are not currently a party to any binding agreements or commitments with respect to any acquisitions;

•	development of new online games and game features;

•	hiring approximately 70 additional employees over the course of the next year, consisting of 30 additional online game developers, 10 additional researchers and 30 additional administrative personnel, for which we expect to incur approximately (Won)2.3 billion in additional annual salary expenses in 2004;

•	expansion of our business presence into new markets in Asia and the United States;

•	capital expenditures such as the upgrade and addition of our servers and the expansion of our existing facilities, for which we expect to incur approximately (Won)3 billion over the next two quarters ; and

•	working capital and other general corporate purposes.

The amounts and timing of our actual expenditures will depend on several factors, including the progress of our research and development efforts and the amount of cash generated or used by our ongoing operations. We have not determined the amount or timing of the expenditures in the areas listed above. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, debt instruments. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.”

Dividend policy

Since our inception on April 28, 2000, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of the Korean Commercial Code. See “Description of capital stock — Dividends.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See “Taxation — Korean taxation — Dividends on the shares or ADSs.” The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you.

Capitalization

The following table sets forth, as of September 30, 2003:

•	our short-term debt and actual capitalization, and

•	our short-term debt and capitalization as adjusted to give effect to the issuance and sale of the ADSs (assuming no exercise of the over-allotment option) in this offering at an assumed initial public offering price of US$12.23 per ADS, based on the market price of our outstanding common shares as reported on the KOSDAQ on December 10, 2003 (translated into U.S. dollars using the noon buying rate in effect on September 30, 2003), after deduction of underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the notes thereto, included elsewhere in this prospectus.

As of September 30, 2003 (in millions of Won and thousands of US$)(1)(2)	Actual				As Adjusted

	(unaudited)				(unaudited)
Short-term debt		—		—		—		—

Long-term debt(3)	(Won)	1,937	US$	1,684	(Won)	1,937	US$	1,684

Stockholders’ equity:
Preferred stock, (Won)500 par value;
1,750,000 shares authorized; no shares issued and outstanding		—		—		—		—
Convertible stock, (Won)500 par value;
1,750,000 shares authorized; no shares issued and outstanding		—		—		—		—
Common stock, (Won)500 par value;
36,500,000 shares authorized; 3,500,000 shares issued and outstanding (4,370,000 shares upon completion of this offering)	(Won)	1,750	US$	1,521		2,185		1,900
Additional paid-in-capital		30,483		26,502		146,337		127,227
Loans to employees related to employee stock purchase plan		(3,017)		(2,623)		(3,017)		(2,623)
Retained earnings		38,164		33,181		38,164		33,181

Total stockholders’ equity	(Won)	67,380	US$	58,581	(Won)	183,669	US$	159,685

Total capitalization	(Won)	69,317	US$	60,265	(Won)	185,606	US$	161,369

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of (Won)1,150.2 to US$1.00, the noon buying rate in effect on September 30, 2003 as quoted by the Federal Reserve Bank of New York.
(2)	Since September 30, 2003, there has not been any significant changes to the amounts of short-term debt, long-term debt, preferred stock, convertible stock, common stock, or additional paid-in-capital.
(3)	Consists of guarantee deposits from an existing leaseholder in connection with our purchase of office space in May 2003. See note 6 of the notes to our unaudited financial statements as of and for the nine months ended September 30, 2002 and 2003.

Dilution

As of September 30, 2003, our net tangible book value was (Won)66,955 million (US$58.2 million), or (Won)19,130 per share (or US$1.66 per ADS) under U.S. GAAP. Net tangible book value per ADS represents the amount of our total tangible assets minus total liabilities, divided by the number of ADS equivalents outstanding. Dilution in the net tangible book value per ADS represents the difference between the amount per ADS paid by purchasers of ADSs in the offering and the net tangible book value per ADS immediately after the completion of the offering. After giving effect to the sale of 8.7 million ADSs in this offering at an assumed public offering price of US$12.23 per ADS, which is the market price of our outstanding common shares as reported on the KOSDAQ on December 10, 2003 (translated into U.S. dollars using the noon buying rate in effect on September 30, 2003), and after deducting the estimated underwriting discounts and expenses payable by us, the net tangible book value at September 30, 2003 would have been (Won)183 billion (US$159.3 million), or approximately US$3.65 per ADS. This represents an immediate increase in net tangible book value of (Won)22,802 per share, or US$1.98 per ADS to our existing shareholders and an immediate dilution in net tangible book value of (Won)98,768 per share, or US$8.58 per ADS, to our new public investors purchasing ADSs at the assumed public offering price.

The following table illustrates this dilution on a per ADS basis:

Assumed initial public offering price per ADS	US$	12.23
Net tangible book value per ADS as of September 30, 2003		1.66
Increase in net tangible book value per ADS attributable to the sale of ADSs in the offering		1.98
Net tangible book value per ADS after giving effect to the offering		3.65
Dilution per ADS to new investors	US$	8.58

The following table sets forth, as of September 30, 2003, the differences between the existing shareholders and the new investors in respect of the number of ADSs purchased from us, the total consideration paid and the average price per ADS or ADS equivalent paid by existing shareholders and by new investors, before deducting the estimated underwriting discounts and offering expenses payable by us, at an assumed public offering price of US$12.23 per ADS, excluding any ADSs issued in connection with the underwriters’ over-allotment option.

	ADSs or ADS equivalents purchased		Total consideration				Average price per ADS or ADS equivalent
	Number (in thousands)	Percent	Amount (in thousands)			Percent

Existing shareholders	35,000	80.1%	US$	28,969	(1)	21.4%	US$	0.83
New investors	8,700	19.9		106,424		78.6		12.23

Total	43,700	100.0%	US$	135,393		100.0%

(1)	Represents (Won)33,320 million, translated into U.S. dollars at the rate of (Won)1,150.2 to US$1.00, using the noon buying rate in effect on September 30, 2003 as quoted by the Federal Reserve Bank of New York.

Selected financial information and other data

The following selected financial data has been presented on a historical cost basis for all periods presented. The balance sheet data as of December 31, 2001 and 2002 and the statement of operations data for the period from inception (April 28, 2000) to December 31, 2000 and for the years ended December 31, 2001 and 2002 are derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The balance sheet data as of December 31, 2000 is derived from our audited financial statements and related notes, which are not included in this prospectus. The financial data as of and for the nine months ended September 30, 2002 and 2003 are derived from our unaudited consolidated financial statements and related notes, which are included in this prospectus. These audited and unaudited financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

(in millions of Won and thousands of US$, except share and per share data and number of peak concurrent players)	As of and for the years ended December 31,						As of and for the nine months ended September 30,
	2000(3)		2001		2002	2002(4)	2002	2003	2003(4)

						(unaudited)	(unaudited)
Statement of operations data:
Online game subscriptions	(Won)	—	(Won)	1,406	(Won) 27,765	US$24,139	(Won)18,868	(Won)35,699	US$31,037
Royalties and license fees		—		10	383	333	148	5,800	5,042
Total net revenues		—		1,416	28,148	24,472	19,016	41,499	36,079
Cost of revenues		—		172	2,985	2,595	1,745	4,382	3,810
Gross profit		—		1,244	25,163	21,877	17,271	37,117	32,269
Selling, general and administrative expenses		149		1,020	8,860	7,703	5,464	11,785	10,246
Operating income (loss)		(149)		224	16,303	14,174	11,807	25,332	22,023
Interest income		10		8	249	216	115	892	776
Other income (expense)		(3)		4	(88)	(76)	(58)	(362)	(315)
Income (loss) before income tax expenses (benefit), equity in earnings (loss) of related equity investment and minority interest		(142)		236	16,464	14,314	11,864	25,862	22,484
Income tax expenses (benefit)		(23)		45	2,303	2,002	1,704	4,026	3,500
Income (loss) before equity in earnings (loss) of related equity investment and minority interest		(119)		191	14,161	12,312	10,160	21,836	18,984
Equity in earnings (loss) of related equity investment, net of taxes		—		—	(498)	(433)	—	2,535	2,204
Income before minority interest		(119)		191	13,663	11,879	10,160	24,371	21,188
Minority interest		—		—	—	—	—	58	51
Net income (loss)		(119)		191	13,663	11,879	10,160	24,429	21,239
Earnings (loss) per share:
Basic		(57)		82	5,379	4.68	4,000	8,122	7.06
Diluted(1)		(57)		82	5,379	4.68	4,000	8,095	7.04
Earnings (loss) per ADS(2):
Basic		(5.7)		8.2	537.9	0.468	400.0	812.2	0.706
Diluted(1)		(5.7)		8.2	537.9	0.468	400.0	809.5	0.704
Weighted average number of shares outstanding:
Basic		2,101,590		2,340,741	2,540,000	2,540,000	2,540,000	3,007,692	3,007,692
Diluted(1)		2,101,590		2,340,741	2,540,000	2,540,000	2,540,000	3,017,989	3,017,989

Balance sheet data:
Cash and cash equivalents		21		2,005	6,715	5,838	4,398	27,178	23,629
Short-term financial instruments		105		50	8,043	6,993	6,500	25,706	22,349
Total assets		295		4,327	25,989	22,595	20,019	82,102	71,381
Total liabilities		14		1,670	9,595	8,342	7,165	14,465	12,577
Common stock		400		1,270	1,270	1,104	1,270	1,750	1,521
Minority interest		—		—	—	—	—	257	223
Total stockholders’ equity		281		2,657	16,394	14,253	12,854	67,380	58,581

(in millions of Won and thousands of US$, except share and per share data and number of peak concurrent players)	As of and for the years ended December 31,				As of and for the nine months ended September 30,
	2000(3)	2001	2002	2002(4)	2002	2003	2003(4)

Other data(5):
Peak concurrent players during period(6):

Korea	N/A	19,898	37,240		31,200	64,166
China	N/A	N/A	136,710		N/A	235,122

(1)	For further information on historical financial statement effects of stock option issuances, see note 15 to the notes to our audited financial statements as of and for the years ended December 31, 2001 and 2002 and note 9 to the notes to our unaudited financial statements as of and for the nine months ended September 30, 2002 and 2003.
(2)	Based on earnings per share. Each ADS represents one-tenth of a common share.
(3)	Reflects financial information since our inception on April 28, 2000.
(4)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of (Won)1,150.2 to US$1.00, the noon buying rate in effect on September 30, 2003 as quoted by the Federal Reserve Bank of New York.
(5)	Unaudited.
(6)	During October 2003, the number of peak concurrent players in Korea and in China has been approximately 67,000 and 300,000, respectively.

Management’s discussion and analysis

of financial condition and results of operations

The following discussion is provided as a supplement to the financial statements and footnotes appearing elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of operations.

Overview

We are a leading developer and distributor of online games in Korea based on the number of peak concurrent players and revenue. From our inception in April 2000 until commercialization of our subscription-based online game service MU in November 2001, our operating activities were limited primarily to developing MU, establishing a distribution network with Internet cafes, and rolling out a free test, or beta-test, version of MU in May 2001. During this period, we had no revenues. We currently have only one online game, MU, and our domestic revenues from our MU online game subscriptions totaled (Won)1,406 million in 2001, (Won)27,765 million (US$24.1 million) in 2002 and (Won)35,699 million (US$31.0 million) for the nine months ended September 30, 2003. Our pricing level has remained unchanged since our inception and our revenue growth has been primarily due to an increase in the number of individual PC account and Internet cafe subscribers. As competition intensifies in the future in the Korean market and elsewhere, our revenue growth may be adversely affected due to pricing pressure from competitive online games.

In an effort to expand our market share overseas, we launched MU through our licensees in China and in Taiwan in the fourth quarter of 2002. For the nine months ended September 30, 2003, royalty revenues from China and Taiwan were approximately (Won)4,631 million and approximately (Won)758 million, respectively. In addition, we expect to record royalty payments from Japan commencing in the first quarter of 2004 and Thailand commencing in the second quarter of 2004 once we commercialize the MU online game in these markets. Our objective is to leverage our efficiently distributable online games platform to increase our market presence in Asia through entering into additional license arrangements in other countries. License agreements are a cost-effective means for introducing and launching our game in a new market as our initial costs are generally low and are often recouped by upfront licensing fees. After a game attracts approximately 25,000 concurrent users during the beta-testing period, we commercialize our game service and are generally able to recognize a fairly predictable revenue stream.

Although we are currently not a party to any agreements or commitments with respect to any acquisitions, we are also evaluating plans to expand our presence into the U.S. markets in the near future and have formed a separate evaluation team that will concentrate in identifying potential businesses that could supplement our game content development and distribution capability. We expect that it will take approximately 18 to 24 months to integrate newly acquired development personnel and to commercially develop and market new game products. By comparison to costs incurred in expanding our business through licensees, we expect to incur higher upfront acquisition costs far in advance of expected initial revenues and higher total costs as we incur game development and business integration related expenses.

In July 2003, we acquired 55.4% of the outstanding capital stock of Flux Co. Ltd., a Korean wireless game developer, for (Won)392.2 million. Through Flux, we expect to co-develop and introduce games for mobile phones and diversify our domestic revenue sources. As a result of this acquisition, our unaudited financial statements for the nine months ended September 30, 2003 were prepared on a consolidated basis.

Critical accounting policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting period. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies requires both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by our MU subscribers, and royalties and license fees paid by our licensees. We anticipate that our reliance on MU for our future revenues will continue for the next 12 to 18 months, until we successfully introduce other game offerings. Our current revenues from MU can be classified into the following three categories:

•	monthly subscription fees;

•	one-time license fees received from 9Webzen Limited and our other overseas licensees; and

•	monthly royalty revenues paid by our licensees.

We recognize revenue in accordance with accounting principles generally accepted in the United States of America, as set forth in American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, 97-2, Software Revenue Recognition, and AICPA SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions, and Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, and other related pronouncements.

Monthly subscription fees. Our revenues from our operations in Korea consist mostly of monthly prepaid subscription fees paid by individual PC account and Internet cafe subscribers, accounting for 52.6% and 33.4%, respectively, of our total net revenues for the nine months ended September 30, 2003.

As of September 30, 2003, 92% of our individual PC account subscribers selected a flat-fee pricing plan, which provides unlimited access for either a 30- or 90-day consecutive period, with the remaining 8% selecting an hourly pricing plan. Of our Internet cafe subscribers, 93% selected the hourly pricing plan and only 7% selected the flat-fee pricing plan. See “Business — Pricing — Korea.” In each case, online subscription fees are deferred and recognized as revenue at month-end in proportion to the number of days lapsed or actual hours used. The subscriptions are typically short term in nature and require no additional upgrades and only inconsequential customer support.

One-time license fees. One-time license fees for licensing MU are deferred and recognized as revenue over the license period. We generally provide our licensees with minimal post-contract customer support on our software products, consisting of access to a support hotline and occasional unspecified upgrades or game enhancements, which typically occur within one year of the beginning of the license agreements. The estimated costs of providing such support are insignificant and sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects. As a result, all of our license revenue is recognized ratably over the life of the agreement. See “Business — Products — Overseas markets” for a table setting forth details of each license agreement.

Monthly royalty revenues.     We receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenue. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the actual number hours of services sold during the prior month. The following table sets forth our royalty revenues from each of our overseas licensees for the monthly periods indicated.

	2003

	January	February	March		April	May	June	July	August	September

	(in millions of Won)
Royalty revenues
China	—	—	1,215	(1)	683	513	582	590	580	468
Taiwan	58	78	81		130	73	105	92	78	63

(1)	Includes royalty revenues for February.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts receivable for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and current collection trends. Allowances for accounts receivable generally arise when individual PC account subscribers who elect to make their payments through their fixed-line or mobile phone service provider fail to make such payment. We record allowances for doubtful accounts based on historical repayment patterns of our overall subscribers and increase our allowances as the length of time such receivables become past due increases. We have not yet adopted a policy to write off the amount of our accounts receivable.

Capitalized software development costs

We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development, or R&D, expenses. Once a software product, such as an online game, has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is released for sale. Technological feasibility is evaluated on a product-by-product basis but typically occurs once the online game has a proven ability to operate on a massively multi-player level. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of revenues. We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently applicable statutory tax rates for the years in which the differences are expected to be reversed.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not to occur. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2001 and 2002.

Currently, we are entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applies to certain designated venture companies. We expect the reduced rate to be effective through 2004. For the year 2005, we do not believe that we will be able to renew our designation as a venture company and expect to be subject to the higher statutory tax rate of 29.7%.

Results of operations

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

The following table summarizes our results of operations for the periods indicated.

	Nine months ended September 30,

(in millions of Won and thousands of US$, except percentages)	2002		2003(1)

			(unaudited)
Online game subscriptions	(Won)	18,868	(Won)	35,699	US$	31,037
Royalties and license fees		148		5,800		5,042
Total net revenues		19,016		41,499		36,079
Cost of revenues		1,745		4,382		3,810
Gross profit		17,271		37,117		32,269
Selling, general and administrative expenses		5,464		11,785		10,246
Operating income		11,807		25,332		22,023
Interest income		115		892		776
Income before income tax expenses, equity in earnings of related equity investment and minority interest		11,864		25,862		22,484
Income tax expenses		1,704		4,026		3,500
Income before equity in earnings related equity investment and minority interest		10,160		21,836		18,984
Equity in earnings of related equity investment, net of taxes		—		2,535		2,204
Income before minority interest		10,160		24,371		21,188
Minority interest		—		58		51
Net income		10,160		24,429		21,239

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of (Won)1,150.2 to US$1.00, the noon buying rate in effect on September 30, 2003 as quoted by the Federal Reserve Bank of New York.

The following table summarizes our results of operations as a percentage of our total net revenues for the periods indicated.

	Nine months ended September 30,

(as a percentage of total net revenues)	2002	2003

	(unaudited)
Online game subscriptions	99.2%	86.0%
Royalties and license fees	0.8	14.0
Total net revenues	100.0	100.0
Cost of revenues	9.2	10.6
Gross profit	90.8	89.4
Selling, general and administrative expenses	28.7	28.4
Operating income	62.1	61.0
Interest income	0.6	2.1
Income before income tax expenses, equity in earnings of related equity investment and minority interest	62.4	62.3
Income tax expenses	9.0	9.7
Income before equity in earnings of related equity investment and minority interest	53.4	52.6
Equity in earnings of related equity investment, net of taxes	—	6.1
Income before minority interest	53.4	58.7
Minority interest	—	0.1
Net income	53.4	58.9

Revenues. Our total net revenues for the nine months ended September 30, 2003 increased 118.2% compared to the same period in 2002. Such increase was primarily due to a 78.7% and 108.6% increase in online game subscription revenues from our individual PC account and Internet cafe subscribers, respectively, and to a lesser extent due to an increase in royalty revenues as we commercialized MU in China in February 2003. As a percentage of online game subscription revenue, revenue derived from individual account subscribers and Internet cafe subscribers accounted for 61.2% and 38.8%, respectively, for the nine months ended September 30, 2003. We believe that our revenue from Internet cafe subscribers as a percentage of total net revenues will gradually decline as a result of anticipated reductions in the number of Internet cafes operating in Korea. Instead, we expect to achieve additional revenue growth from our individual PC account subscribers as costs for both PC upgrades and broadband Internet access decline. Our royalty revenue from our overseas operations is also expected to increase once MU is commercialized in Japan and Thailand in 2004.

Cost of revenues. Our cost of revenues consists principally of operational expenses, server depreciation expenses, server maintenance costs and related personnel costs, bandwidth costs associated with hosting our website, R&D expenses and software amortization expenses. Our cost of revenues for the nine months ended September 30, 2003 increased 151.1% compared to the same period in 2002, and as a percentage of total revenues increased from 9.2% to 10.6% primarily due to:

•	an increase in the number of our online game subscribers, resulting in additional hardware depreciation expenses as we upgraded our storage and network system, and higher compensation expenses as we increased salaries for our existing employees and hired additional game monitoring and hardware maintenance personnel; and

•	a 112.7% increase in R&D expenses from (Won)548.2 million to (Won)1,165.9 million incurred in connection with our continuous efforts to introduce new game features and related personnel expenses. As a percentage of total net revenues, R&D expenses decreased from 2.9% to 2.8% for the nine months ended September 30, 2002 and 2003. We expect R&D expenses to increase in 2004 as we expect to hire new online game developers to broaden our online game offerings.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that target our Internet cafe subscribers in Korea, commissions paid to settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses. Selling, general and administrative expenses increased by 115.7% in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, primarily due to:

•	payroll costs that increased by 106.5% from (Won)815 million to (Won)1,683 million, as the number of general and administrative personnel increased from an average of 95 to 148 employees, but decreased as a percentage of total net revenues from 4.3% to 4.1% as our payroll costs were spread over higher revenues;

•	sales commissions that increased by 119.0% from (Won)1,430 million to (Won)3,132 million, reflecting both increases in commission rates from 20% to 23% to independent promotional agents and growth in revenues recorded from Internet cafes; and

•	marketing expenses that increased by 210.8% from (Won)1,016 million to (Won)3,158 million, as we participated in the 2003 Electronic Entertainment Expo, an international game trade show, and hosted a two-day offline promotional event for our MU online game subscribers in the nine months ended September 30, 2003. As a percentage of total revenues, our marketing expenses increased from 5.3% to 7.6%, due to the two once-a-year events that took place during the nine months ended September 30, 2003.

We expect selling, general and administrative expenses to increase as we seek to hire additional experienced management personnel to further expand our business in Korea and overseas, and as we incur professional service fees, such as for legal and accounting services, after we become a Nasdaq-listed reporting company.

Other income. Our other income consists of interest income primarily generated from cash equivalents and short-term financial instruments. As of September 30, 2003, we had (Won)1,937 million in long-term debt , (Won)27,178 million in cash and cash equivalents, (Won)25,706 million in short-term financial instruments and (Won)2,302 million in long term investments. For the period ended September 30, 2003, weighted average interest rates on our cash equivalents, short term and long term investments was 2.8%, 3.9% and 4.2%, respectively. We expect our cash and cash equivalent position to increase in the near term as we continue to generate cash from operations and as we obtain proceeds from this offering. See “—Liquidity and capital resources.” Our other income for the nine months ended September 30, 2003 recorded a significant increase compared to the nine months ended September 30, 2002, primarily due to an increase in interest income compared to the same period in 2002, as a result of a higher average cash balance in the nine months ended September 30, 2003.

Income Taxes. Our effective tax rate for the nine months ended September 30, 2002 and 2003 was 14.4% and 15.6%, respectively. As a result of the reduced tax rate, our income tax expense for the nine months ended September 30, 2002 and 2003 was reduced by (Won)1,836 million and (Won)3,879 million, respectively, from what it would have been if the higher tax rate had applied.

Equity in earnings of related equity investment. We recorded equity in earnings of related equity investment, net of taxes, of (Won)2,535 million in the nine months ended September 30, 2003. We had no equity in earnings of related equity investment in the nine months ended September 30, 2002 as MU was commercialized in China in February 2003.

Net income. Principally as a result of the factors discussed above, our net income increased 140.4% in the nine months ended September 30, 2003 from the same period in 2002.

2002 compared to 2001

The following table summarizes our results of operations for the periods indicated.

	Years ended December 31,

(in millions of Won and thousands of US$, except percentages)	2001		2002(1)

					(unaudited)
Online game subscriptions	(Won)	1,406	(Won)	27,765	US$	24,139
Royalties and license fees		10		383		333
Total net revenues		1,416		28,148		24,472
Cost of revenues		172		2,985		2,595
Gross profit		1,244		25,163		21,877
Gross margin		87.9%		89.4%		89.4%
Selling, general and administrative expenses		1,020		8,860		7,703
Operating income		224		16,303		14,174
Operating margin		15.8%		57.9%		57.9%
Interest income		8		249		216
Income before income tax expenses and equity in loss of related equity investment		236		16,464		14,314
Income tax expenses		45		2,303		2,002
Income before equity in loss of related equity investment		191		14,161		12,312
Equity in loss of related equity investments, net of taxes		—		(498)		(433)
Net income		191		13,663		11,879

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of (Won)1,150.2 to US$1.00, the noon buying rate in effect on September 30, 2003 as quoted by the Federal Reserve Bank of New York.

Revenues. Our total net revenues for 2002 increased 1,887.9% compared to 2001. The increase in total net revenues in 2002 was primarily due to an increase in online game subscription revenue in 2002 as we commercialized MU in November 2001. We also recorded one-time license fees and prepaid royalty fees in connection with license agreements entered into with our licensees in China and Taiwan.

Cost of revenues. Our cost of revenues for 2002 increased 1,635.5% compared to 2001. The increase was primarily due to:

•	an increase in the number of our online game subscribers, resulting in additional hardware depreciation expenses that increased with the purchase of additional servers and additional compensation expenses that we incurred in connection with hiring additional game monitoring and hardware maintenance personnel; and

•	a 959.8% increase in R&D expenses from (Won)77.2 million to (Won)818.2 million, mainly related to personnel costs incurred in connection with our continuous efforts to introduce new game features.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 768.6% in 2002 compared to 2001, primarily due to:

•	payroll costs that increased by 494.8% from (Won)286 million to (Won)1,701 million, as the number of general and administrative personnel increased from an average of 18 to 106 employees; and

•	sales commissions that increased by 1,447.8% from (Won)138 million to (Won)2,136 million, reflecting proportionate increases in commission payments to our independent promotional agents as we recorded higher royalty revenues from our Internet cafe subscribers.

Other income. Other income in 2002 recorded a significant increase compared to 2001, primarily due to an increase in interest income as a result of a higher average cash balances in 2002.

Income Taxes. Our effective tax rate for 2001 and 2002 was 19.1% and 14.0%, respectively. As a result of the reduced tax rate, our income tax expenses were reduced by (Won)15 million and (Won)2,585 million for 2001 and 2002, respectively, from what they would have been if the higher tax rate had applied.

Equity in loss of related equity investment. We recorded a loss of (Won)498 million in equity in loss of related equity investment, net of taxes, which reflects our proportionate share of the net loss incurred by our equity investee in Hong Kong. The (Won)498 million reflects our proportionate share of the net loss incurred by our equity investee in Hong Kong, consisting of our capital investment of (Won)600 million and (Won)109 million of additional losses incurred in excess of our capital investment, net of (Won)211 million of deferred income tax assets.

Net income. Principally as a result of the factors discussed above, our net income substantially increased in 2002 compared to 2001.

2001 compared to the period from inception in April 2000 to December 31, 2000

We were incorporated in April 2000 and had no revenues for the year ended December 31, 2000.

Online game subscriptions. Our revenues in 2001 mainly consisted of two months of subscription fees after we commercialized our MU online game in November 2001.

Selling, general and administrative expenses. Our selling, general and administrative expenses for 2001 were (Won)1,020 million and consisted mainly of initial marketing costs for the introduction of MU to Internet cafe subscribers and to individual PC account subscribers. R&D expenses of (Won)49 million incurred in 2000 principally related to the development of MU.

Liquidity and capital resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	Years ended December 31,						Nine months ended September 30,

(in millions of Won and thousands of US$)	2001		2002(1)				2002		2003(1)

					(unaudited)		(unaudited)
Net cash provided by operating activities	(Won)	534	(Won)	18,527	US$	16,107	(Won)	12,455	(Won)	22,200	US$	19,302
Net cash used in investing activities		(735)		(13,817)		(12,012)		(10,062)		(28,161)		(24,484)
Net cash provided by financing activities		2,185		—		—		—		26,424		22,973
Net increase in cash and cash equivalents		1,984		4,710		4,095		2,393		20,463		17,791
Cash and cash equivalents at beginning of period		21		2,005		1,743		2,005		6,715		5,838
Cash and cash equivalents at end of period		2,005		6,715		5,838		4,398		27,178		23,629

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of (Won)1,150.2 to US$1.00, the noon buying rate in effect on September 30, 2003 as quoted by the Federal Reserve Bank of New York.

Our primary source of liquidity is cash flow from operations and proceeds from equity offerings.

Net cash used in investing activities have consisted primarily of investments in short-term financial instruments and long-term investments, acquisition of our new office space and hardware equipment purchases, and acquisition of a 55.4% equity interest in Flux Co. Ltd. Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We satisfy our liquidity requirements by investing excess cash in short-term financial instruments, which primarily consist of time deposits with a maturity of one year or less, and demand deposits, money market demand deposits, and money market funds with a rolling maturity of 90 days or less. We seek to minimize our concentration of credit risk by limiting our investments to high credit-quality issuers, such as Korean treasury bonds. In addition, as part of our efforts to avoid being considered an investment company, we hold a substantial portion of our net cash provided by operating activities in lower-yielding bank deposits and money market instruments, which due to their liquidity and certain other characteristics are not considered to be investment securities under the Investment Company Act.

Net cash provided by financing activities was (Won)26,424 million (US$23.0 million) for the nine months ended September 30, 2003, which primarily reflects proceeds from the initial public offering of our common shares on the KOSDAQ in May 2003.

Capital resources. As of September 30, 2003, our primary source of liquidity was (Won)27,178 million (US$23.6 million) of cash and cash equivalents and (Won)25,706 million (US$22.3 million) of short-term financial instruments. We believe that our available cash and cash equivalents and net cash provided by operating activities, will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated, especially as we seek to make acquisitions in Korea, the United States and other markets and continue to evaluate other investment and game development opportunities. As of September 30, 2003, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties, except for certain guarantees entered into in connection with loans extended to our employees. See “—Market risk.”

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for continuous expansion and upgrade to our existing server equipment, for which we expect to make approximately (Won)3 billion in capital expenditures over the next two quarters following the offering. We also anticipate spending a significant portion of the net proceeds of this offering for acquisitions or investments in complementary businesses, products and technologies. The amount and timing of any acquisitions or investments has not yet been determined and will depend on our ability to identify suitable acquisition targets.

Market risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of our business, we are subject to market risk associated with interest rate movements and currency movements on non-Won denominated assets and liabilities and license and royalty revenues.

Foreign currency risk. We have exposure to some foreign currency exchange-rate fluctuations on cash flows from our equity investee and licensee partners denominated in U.S. dollars and on translations of equity method earnings from 9Webzen Limited denominated in Renminbi. For example, our revenues may be impacted by exchange rate fluctuations in the Renminbi when we receive royalty payments in U.S. dollars and by exchange rate fluctuations in the U.S. dollar when license revenues are translated into Korean Won. For the nine months ended September 30, 2003, we estimate that a hypothetical 10.0% appreciation of the Won against both the U.S. dollar and the Renminbi would have reduced our net income by approximately 3%. We have not tried to reduce our exposure to exchange rate fluctuations through any foreign currency hedging activities as we do not believe that our foreign currency exchange rate risk is material.

Interest rate risk. Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments and other investments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of a 10% hypothetical interest rate change.

Substantially all of our short-term financial instruments consist of time deposits, money market funds and short term commercial paper funds. We do not believe that we are subject to any material market risk exposure on our short-term financial instruments, as they are readily convertible to cash and have short maturities. We do not have any derivative financial instruments.

Inflation. In view of our brief operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 4.1% in 2001, 2.7% in 2002 and 3.5% for the first nine months of 2003.

Off-balance sheet arrangements. We have provided guarantees of (Won)2,302 million to lending institutions for certain loans extended to our employees for their purchase of our common shares through the employee stock purchase plan. The guarantees are secured by a cash deposit with the lending institution. Otherwise, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual obligations. The following table sets forth a summary of our contractual obligations as of December 31, 2002:

	Payment due by period

Contractual Obligations as of December 31, 2002 (in millions of Won)	Total		Less than 1 year		1-3 years		3-5 years	More than 5 years

Long-term debt obligations(1)		—		—		—	—	—
Capital (Finance) lease obligations		—		—		—	—	—
Operating lease obligations(2)	(Won)	516.0	(Won)	298.0	(Won)	218.0	—	—
Purchase obligations(3)		2,319.8		2,319.8		—	—	—

Total	(Won)	2,835.8	(Won)	2,617.8	(Won)	218.0	—	—

(1)	As of September 30, 2003, we incurred long-term debt obligations of (Won)1,937 million, consisting of guarantee deposits from an existing leaseholder in connection with our purchase of office space in May 2003. See note 6 of the notes to our unaudited consolidated financial statements as of and for the nine months ended September 30, 2002 and 2003.
(2)	Consisting of operating leases for our cars and office space. See note 10 of the notes to our audited financial statements as of and for the years ended December 31, 2001 and 2002.
(3)	An advance payment of (Won)1,000 million was made in 2002 in connection with the purchase of our current office space, as indicated on our balance sheet as of December 31, 2002. The remaining payment of (Won)2,319.8 million was made in February and March 2003 and no further payment obligations exist under this purchase agreement as of September 30, 2003.

The online game industry

Overview

The online game industry is a rapidly growing segment of the entertainment business. According to Datamonitor, a leading market research firm, the global online game market is estimated to have generated over US$700 million in revenue in 2002 and to have included approximately 47 million online players. We believe the online game industry is becoming one of the more attractive segments within the entertainment business due to the following characteristics:

•	High level of game loyalty. Players’ loyalty to a game is built over the significant amount of time required to develop the online character’s skills in sequential gaming sessions and is enhanced as players socialize in the online game’s community of players. Consequently, most online players only play one or two online games at a time. In addition, the frequent introduction of new characters, weapons, game levels or other features by online game providers creates a gaming environment that remains dynamic and interactive, attracting and maintaining players’ attention. The foregoing factors, coupled with a challenging “human vs. human” gaming environment, can contribute to popular online games having a significantly longer life span than that of PC-packaged or console games;

•	Stable pricing and revenue. As committed players develop strong game loyalty, pricing for successful massively multiplayer online role playing games, or MMORPGs (which are games in which thousands of players concurrently log on to a network server to “role-play” a character in a virtual world), can be relatively stable and generate recurring revenues. Following the incurrence of significant initial research and development costs, the operating costs in the online game business are relatively low and non-capital intensive. For example, the distribution platforms for online games employ off-the-shelf servers, which are highly scalable, relatively inexpensive and only require short lead-times to install additional server units to serve incremental players. In addition to monthly subscription fees from their own games, successful online game companies may seek to leverage their online game distribution platforms to publish online games developed by other game developers, attract online advertising and sell game-related items, thereby generating additional revenues;

•	Low level of software piracy decreases risks to revenue stream. Online players are charged on a pay-per-use or monthly basis in order to log on to the network servers of online game companies to play games. This revenue model, which does not involve the sale of a physical CD or console that contains the game software, has offered an alternative method of revenue generation in contrast to the software model of PC-packaged and console games that typically charge a one-time payment for the CD, console or software of the game. As a result, unlike in the PC-packaged game business, software piracy generally does not pose a serious threat to online game companies’ revenues; and

•	Reliable gaming experience. Since online game players use web-based platforms and log on to servers to play online games, online game companies may minimize network and server interruptions and game downtime through close monitoring of their networks and servers and continuous upgrades of their web-based platforms. In addition, online game companies may focus on game supervision to ensure the quality of the game content and players’ experiences.

As a result of the foregoing characteristics, many PC-packaged, console, arcade, and mobile telephone game developers and publishers are also exploring business opportunities in the online game segment by seeking to enhance their game platforms through the addition of online features and/or by developing separate online game offerings. As online game content and broadband Internet connectivity improves across a greater number of geographic markets, we believe that online games will compete intensely with other game formats, as well as other forms of video entertainment products and services, including television and movies, for mass-market revenues.

According to Datamonitor, a majority of the global online game revenues are generated from the Asia-Pacific region, which contributed over 60% of the total online game revenues in 2002. In the Asia-Pacific region, we believe Korea and China currently are the two key markets, with established online game cultures and substantial growth potential. We expect that Korea and China will continue to be the largest contributors to online gaming revenues in the Asia-Pacific region in the next several years.

The online game market in Korea

The Korean online game market is the largest market among the major online game markets in the world based on revenues. According to a May 2003 report issued by IDC, a leading market research firm, the Korean online game market grew by approximately 78% in 2002 with aggregate subscription revenues of US$289.5 million, as compared to US$162.7 million in 2001. IDC estimated that in 2002, Korean online game revenues represented approximately 50% of all online game revenues recorded in Australia, China, Hong Kong, Korea, Malaysia, Singapore and Taiwan and surpassed the online game revenues recorded in the United States market for the same period. IDC also estimated that out of approximately 12 million online game players in Korea in 2002, 32% were subscription fee-paying online players.

We believe the fundamental factors helping to shape the leading market position of the Korean online game industry are as follows:

•	High rates of Internet connectivity. Korea has a high penetration rate of Internet access and general availability of broadband connectivity. According to Korea Network Information Center, as of June 2003, the number of Internet users was 28.6 million, representing a penetration rate of 64.1%. Faster connections and declining Internet access fees have enabled online game companies in Korea to design more sophisticated graphics and contents to attract more online game players.

•	Established online game culture. The widespread use of Internet cafes, which are outlets equipped with personal computers, or PCs, monitors and software to enable users to work or browse on the Internet and to play online games, has contributed to the established online game culture in Korea. Most people in Korea access the Internet in the country’s over 20,000 Internet cafes to play online games. The recent emergence of wireless broadband is expected to further expand the locations in which players can play online games to various locations, such as coffee shops and airports.

•	Growth of home online gaming. Both the high penetration rate of PCs and the propensity of PC users in the Korean home user market to obtain PC equipment upgrades, due to relatively low costs of such upgrades, have helped create a robust home online gaming environment. As more PCs are able to support the new three dimensional, or 3D, graphics and superior sound quality required by the recently released online games, more players are expected to subscribe to online games at home, instead of going to the Internet cafes.

•	First mover advantage and governmental support. Based on the growth of the online game industry in Korea, we believe there is broad societal acceptance of online gaming in Korea. With strong governmental support, including the provision of overseas marketing support, grants and technical research and development support, the Korean online game industry has grown rapidly in the past several years. As a result of the advanced and sophisticated games Korean online game companies have recently exported abroad, Korean online games have established a leading position in the online game markets in China, Taiwan and other Asian countries.

Key Korean industry trends

Korea is a relatively mature market in the online game industry. According to IDC’s May 2003 report, there are over 100 companies dedicated to developing online games in the Korean market. MMORPGs are currently the most popular game genre, according to IDC, with a significant number of Korean online game companies focusing on MMORPG development. However, there are only a few successful MMORPGs in the market as competition is intense among various game developers and publishers. We therefore believe that the leading online game companies are engaged in intense domestic competition to build larger and more secure market positions through the development of broader online game offerings and the pursuit of enhanced financial and operating resources.

We expect that with rising customer expectations in Korea, smaller online game companies may have difficulty in financing the development and marketing costs of 3D online games due to recently increasing demands for more sophisticated graphics and special sound effects. Furthermore, due to intense domestic competition, we believe online game companies can no longer rely solely on the “word-of-mouth” marketing method. Larger online game companies now typically launch extensive and expensive marketing and advertising campaigns. As a result, we expect that smaller online game companies may be forced to align with larger ones for game development resources and distribution platforms. Larger companies also are expected to seek to invest in and acquire potential online games in order to shorten the product development and launch time within their game portfolios. We currently estimate that development, launch and marketing costs for a new 3D online game can be as high as US$20 million per MMORPG and development time can take up to two or more years.

In pursuit of additional revenue growth, several of the leading Korean MMORPG companies have exported their online games, principally through licenses and joint ventures, to other geographic markets. Due to similar infrastructure factors supporting the online game industries, such as high levels or high rates of Internet penetration and broadband adoption and a sizable PC market, we believe the primary target markets are China, Taiwan, Japan and the United States.

We believe that online game companies that will be successful in the Korean online game market need to possess the following three key characteristics:

•	Strong stable cashflow. With development costs and marketing costs rising, strong stable cashflow will be required to fund the continuous growth of the online game business. We also expect that smaller online game content companies will be attracted to companies with substantial financial capabilities for funding, game development and marketing needs and distribution platforms. Intense domestic competition makes it increasingly difficult for the smaller online game developers to compete with the larger companies which have the financial strength to distribute, marketing, develop and acquire new online games;

•	Proven server architecture know-how. The successful online game publishers will need to be equipped with an easily distributable and expandable, or scalable, server network capable of supporting sophisticated online games and will also need to have to ability to configure and monitor the server network to handle thousands of concurrent users without downtime and server interruptions; and

•	Proven online game distribution platform. A complete distribution platform includes server centers, billing and payment systems, advertising and marketing channels and service support centers. With a well-established distribution platform, an online game company will be able to not only publish its internally developed online games efficiently and effectively, but can also leverage its platform to publish games developed by other game developers.

The above characteristics have helped the larger companies or companies with recent games that are highly popular to further gain market share. As a result, the Korean market is currently experiencing an industry consolidation. According to IDC’s May 2003 report, the five largest online game companies accounted for 73.7% of the total revenues in 2002.

The online game market in China

According to an April 2003 report issued by IDC, China is a newly developing market that generated total online game subscription revenues of US$96.5 million in 2002, representing an increase of 111% over revenues of US$45.7 million in 2001. Despite the significant growth in 2002, the number of online players was only 8.4 million in China in 2002. Given this small subscriber base, we believe the China market offers the greatest near-term potential in the Asia-Pacific region.

We believe that the substantial growth potential in China is supported by the increasing popularity of PCs and the Internet. According to IDC, the Internet penetration rate in China in 2002 was only 3.8%, with a total of 48.5 million Internet users and trails the Internet penetration levels in Korea, Taiwan and Hong Kong by a wide margin. However, there has been rapid growth in Internet connectivity occurring in China and IDC expects this trend to translate into a potentially fast-growing online game population. In addition, IDC reported that China was the biggest personal computer market in Asia in 2002 with 11 million personal computer units shipped, of which 38% were supplied to home users. According to IDC, a majority of China’s game players currently access the Internet to play online games in Internet cafes. With the trend of growing PC use, we believe additional streams of revenues will be generated from the subscription fees of individual personal computer home users.

Due to the size of its population, we believe China presents an attractive market opportunity to foreign online game companies. IDC reported that the existing online game market in China is dominated by foreign-developed online games. In particular, IDC reported that Korean- developed online games have provided a substantial majority of the content currently available in the China market. Frequently, proven and popular online games from other countries are “localized” for the China market by local Chinese joint venture partners of foreign companies before being launched in the China market. According to IDC, non-Korean online game companies have a limited presence in China at the moment, and they currently lack direct game infrastructure and localized game content to attract Chinese online game players.

We believe that in order to capture significant market share in China, successful online game companies will be required to:

•	Establish a critical mass of subscribers with a well-recognized brand name and popular online games. Having a loyal subscriber base can ensure stable recurring revenues over an extended period and can enable online game companies to leverage their cash flow to publish internally developed or third-party designed online games in order to broaden such companies’ game portfolios. Since the per user pricing level in China is significantly lower than that in Korea, it will be important to attract an even larger number of online players;

•	Localize and develop content targeting the China market. Korean online games have proven their popularity in China, as they heavily influence the China market at the moment. Having the capability to “localize” the Korean-style online games quickly and to develop content based on the Chinese culture and style can increase the probability that an online game company will be able to successfully penetrate the China market; and

•	Establish innovative payment systems. Because most of the online game players in China currently subscribe to online games through pre-paid card purchases from retail outlets, successful online game companies in the China market will increasingly need to establish a secure, easily accessible and widely dispersed network of retail locations or mobile or other payment systems through which customers can pay for access to online games.

The online game market in the United States

Outside of Asia, the United States is the next largest online game market, with total online game and related revenues of US$208.2 million in 2002, according to IDC. Although the United States is a mature market with respect to the overall game industry, the online game sector has been established only in recent years and is still developing. We also believe increasing broadband adoption in the United States will support growth of the online game market in the United States by providing players with an improved gaming environment.

Competition in the game industry is strong in the United States and we believe that there is no clear market leader in the online game industry at the moment. Many of the existing PC-packaged game developers and game console developers, such as Electronic Arts, Microsoft and Sony, are seeking to leverage their franchises and have recently entered the online game business. Other “pure” online game companies are developing new online games targeting the United States market in order to launch games and establish substantial customer bases as quickly as possible.

In order to capture market share in the United States, we believe online game companies will have to establish branding through extensive marketing and advertising campaigns. There are many games developed each year for PC-packaged and console game platforms with themes and graphics similar to those of online games. While we believe the existing markets of PC-packaged and console games in the United States present market opportunities for online game companies to expand their subscriber audience, it may also be important for online game companies to distinguish online games from PC-packaged and console games by emphasizing the interactive and dynamic elements of playing online games and by demonstrating an improved and more reliable online gaming environment.

In addition, we believe successful online game companies in the United States will need multiple popular games and highly popular game content in order to become or remain a market leader. As in other markets, developing a proven distribution platform to publish internally-developed and third-party designed online games is equally important to establish and expand the customer base. We also believe establishing a successful distribution platform in the U.S. market may offer online game companies the opportunity to generate additional revenue streams, such as advertising and digital content services.

Business

Overview

We are a leading developer and distributor of online games in Korea based on the number of peak concurrent players and revenue. Our current and only game “MU” is a three-dimensional, or 3D, massively multiplayer online role playing game, or MMORPG, that has grown since its introduction in May 2001 to become a popular online game in Korea and China. Based on our total revenues of (Won)28.1 billion (US$24.5 million) in 2002, we rank as the fourth largest online game company in Korea. We recorded peak concurrent players, which measures the highest number of game players simultaneously logged on to our game servers at any particular time during a certain time period, of approximately 67,000 in Korea in October 2003.

We launched MU in China in October 2002 through a joint venture with GameNow, a Hong Kong based operator of a Chinese-language game website. The joint venture, 9Webzen Limited, operates in China through its wholly-owned subsidiary, 9Webzen (Shanghai), which offers and distributes the MU game through its affiliate Shanghai Jiucheng and collects sales revenues through its affiliate 9.com (Shanghai). In 2003, MU was one of the leading MMORPGs in China based on peak concurrent players of approximately 300,000 recorded in October 2003. We have also licensed MU to game companies in Taiwan, Japan and Thailand where service has either been commercialized or is expected to be commercialized by mid-2004.

We were incorporated as a company with limited liability under Korean law in April 2000. We listed our common shares on the KOSDAQ in May 2003 at an initial public offering price of (Won)32,000 per share. On December 10, 2003, the closing price of our common shares on the KOSDAQ was (Won)140,700 per share, giving us an equity market capitalization of (Won)492.5 billion (US$428.1 million).

Competitive advantages

Early entrant advantage in growing markets.

As an early entrant in the 3D online game market in Korea and China, we have developed a core MU subscriber base to provide consistent cash flows and a base of customers for the introduction and distribution of additional online games and other related services. We believe that the market entry costs for new entrants in the online game industry are rising due to increasing development costs associated with the growing technical sophistication of online games and intensifying competition among online game developers.

A proven and scalable online game distribution platform.

By developing and operating our MU online game for a large number of subscribers in different Asian markets, we have established an efficient, proven and advanced game distribution platform based on continued improvements in network monitoring, system maintenance, payment and troubleshooting techniques. We believe that our robust game distribution platform in various markets should facilitate expansion of our MU online game into additional geographic markets and also allow us to efficiently distribute online games for independent game developers that may lack the financial or other resources to establish their own distribution infrastructure.

Emphasis on quality of service and subscriber satisfaction.

In order to assure and improve the quality of our services, we have established experienced customer service teams dedicated to continuously monitoring the game environment and coordinating the introduction of enhanced new game levels and features in response to character progression and customer expectations.

Market-sensitive initial hardware requirements offer greater potential for selected markets.

As compared to other 3D online games recently released by our competitors, MU carries lower graphics and memory capacity requirements, which in certain markets such as China, will allow us to target a broader subscriber base. Until PC system upgrades become more prevalent in these markets, we will continue to expand our market share, expand our subscriber base and build brand recognition. Eventually, as PC system upgrades become more prevalent in these markets, we intend to launch more advanced sophisticated versions of MU and other online games.

Experienced development team.

The principal game development team members responsible for the creation and commercialization of our MU online game continue to be our core team focused on improving MU. Although we do not yet have an alternative game under active development, our game development team members will be responsible for creating new online games and other game development activities. We also believe that the popularity and growth of our MU online game has increased our attractiveness to independent game developers.

Business strategy

Our key strategic objectives are to maintain our position as a leading developer of online games in Korea and to emerge as a leading developer and publisher of online games in Korea and in other markets. Our business strategy consists of the following principal elements:

Continuously improve MU and offer related services to maintain and expand our MU subscriber base.

Our MU online game is still in an early stage of its expected life cycle. We plan to maintain and expand our MU subscriber base through the following initiatives:

•	continue to introduce new characters and game upgrades and event-related MU online game features in response to changing technical developments and customer expectations;

•	improve our distribution infrastructure by upgrading our network servers to reduce downtime and system inefficiencies;

•	introduce new marketing campaigns and online events to attract new individual PC subscribers and increase the loyalty of existing subscribers from our MU online game;

•	improve our customer service through additional hiring of service support center employees and new training initiatives; and

•	introduce alternative billing and payment methods.

Continue to focus on international expansion.

In addition to our current game offerings in China, Taiwan, Japan and Thailand, we are evaluating opportunities to offer MU and other online games in other markets in Asia and elsewhere.

Capitalize on our distribution platform with a broader online game portfolio.

We are seeking to build a broader online game portfolio in Korea and other markets by deploying our cash resources to finance research and development projects and by making selective investments in projects being developed by independent game developers. We believe that our proven operational experience, established distribution platform and existing subscriber base make us an attractive partner for other online game companies that may be interested in licensing their games to us for distribution in our markets. In line with this objective, we regularly review proposed online games, acquisitions, or investments to supplement and broaden our own game development activities.

Grow through selective strategic alliances, acquisitions and investments.

In response to increasing game complexity, rising development and marketing costs, as well as anticipated international consolidation in the online game industry, we regularly evaluate potential additions to our personnel and game portfolio, as well as strategic alliances and acquisitions or investments involving complementary businesses. In connection with this objective, we have formed a task force that will focus on identifying and assessing content development and content acquisition opportunities in the United States and other markets.

Introduce a game portal in order to reduce our dependence on MU and to attract a different demographic customer base.

We are currently developing a game portal website that will offer a variety of computer games and that will also serve as an Internet gateway to all of our future portfolio of games. This portal site will provide updates on our new online games that we may introduce in the future, including a variety of third-party licensed games. Through our portal website, we expect to target female and middle-aged users to supplement the young male demographic that makes up the majority of our current subscriber base. We expect to launch our game portal in the first half of 2004.

Products

MU is a MMORPG which we believe offers a captivating and dynamic online game experience. MU can be accessed from any location with a high-bandwidth Internet connection. Registered subscribers may enter our network with a password and a user-ID, after downloading our basic installation software. MU players select a specific character to compete within the game with which they develop experience and enhanced game capabilities which can be carried over into sequential gaming sessions. Players are able to communicate with each other during the game through instant messaging and may coordinate their activities with other players to form groups, thereby coordinating their game skills to achieve collective objectives. We believe the popularity of the MU online game in our existing markets is attributable to a variety of factors, including:

•	Market-sensitive technical requirements. As we prepared to launch MU in Korea and China, we carefully balanced perceived demand for more sophisticated 3D graphics with prevailing processing and graphics-hardware capabilities in our Internet cafe and individual PC subscriber distribution channels.

Based on these considerations, we opted to launch MU with “quarter-view” support, which means that a player’s viewpoint is fixed at a bird’s eye view, instead of allowing the player to change his or her view point freely. The “quarter view” perspective is a commonly used viewpoint for console-based and PC-packaged games and offers the advantage of lower system requirements. The following table sets forth the recommended desk-top PC configuration required to play MU, as compared with a competitive full-view 3D game called Lineage II introduced by NCsoft in July 2003.

	MU	Lineage II

CPU	Pentium III 550 Mhz	Pentium 4.1 Ghz
RAM	64 Mb	512 Mb
Graphic card	Voodoo 16 Mb	Geforce 4 Ti
Hard drive	1 Gb	3 Gb

We believe that our lower PC configuration requirements will facilitate expansion of the MU online game in our target markets for the next 12 to 18 months until PC upgrades become more prevalent.

•	Captivating game content. We believe our MU online game offers a superior online game experience that is attractive to players in our targeted age range. In Korea, we estimate that approximately 70% of MU players are young males aged between 15 and 30 years. Since the game permits a character to gain experience and capabilities over time, committed MU players regularly seek to attain higher game attributes with their characters and thereby remain interested in the game. We also expect to continue to attract new game players by introducing upgrades and a broader range of advanced game levels.

•	Active game supervision. We believe that our focus on supervising the MU gaming environment by teams of “game masters” is an important element in maintaining our subscriber loyalty and efficiently addressing game server and network technical problems as they arise. Our game masters actively supervise MU games to maintain a fair gaming environment and to identify new challenges or levels that may be introduced for more advanced players.

In 2001 and 2002, substantially all of our revenue was generated from online game subscriptions in Korea. In 2002, approximately 1.1% of our revenue was generated from the payment of royalties and license fees by our licensees in Taiwan and Hong Kong. In the nine months ended September 30, 2003, approximately 86% of our revenue was generated from online game subscriptions in Korea; approximately 11.4% was generated from royalties and license fees paid by our licensee in Hong Kong and 2.5% came from royalties and license fees paid by our licensee in Taiwan.

Korea. We introduced MU in Korea in May 2001 and began to charge subscribers to play the game in November 2001. We divide our MU online game subscribers in Korea into individual PC account subscribers and Internet cafe subscribers. Individual PC account subscribers are individuals who log on to our game servers either from home or at work, whereas Internet cafe subscribers are commercial businesses operating Internet cafe outlets equipped with multiple PCs that provide Internet access to their customers. Most Internet cafes charge their customers PC usage and Internet access fees that generally range from (Won)400 to (Won)1,500 per hour and subscribe to various online games.

Although we expect that Internet cafes will continue to serve as an attractive location for serious online game players, the number of Internet cafes in Korea, currently estimated at approximately

21,000, has not increased since 2000 and may be declining. As a result, we expect that an increasing percentage of our Korean revenues in the future may be derived from individual PC account subscribers. The following tables set forth information on the growth of MU in the Korean market since the date of commercialization.

•	Number of Internet cafe outlets that subscribe to MU and peak number of concurrent players:

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

•	Number of paying individual PC account subscribers:

Overseas markets. Our business activities in China are conducted through 9Webzen Limited, a Hong Kong company which we established with our joint venture partner, GameNow. GameNow is an operator of a leading Chinese-language game website called The9.com and holds a 51% interest in 9Webzen Limited. 9Webzen Limited has also established a wholly-owned Chinese subsidiary, 9Webzen (Shanghai). We record equity in earnings of related equity investment through our 49% interest in 9Webzen Limited and derive license revenue from China through a direct license to 9Webzen Limited of our MU online game software. 9Webzen Limited in turn sublicenses our licensed MU online game software to 9Webzen (Shanghai). In addition, 9Webzen (Shanghai) offers and distributes MU through its affiliate Shanghai Jiucheng, which holds an Internet content provider license and an Internet culture license necessary to operate the Chinese portal through which MU is offered in China. 9Webzen (Shanghai) collects all revenues from China and remits the royalty payments to its parent, 9Webzen Limited, in Hong Kong through 9.com (Shanghai), a wholly-owned subsidiary of GameNow, pursuant to a service agreement between 9.com (Shanghai) and 9Webzen (Shanghai). The Chinese version of MU was commercialized in February 2003 after a five-month beta-testing period.

In addition to license arrangements with 9Webzen Limited, we have licensed MU to game developers and operators in Taiwan, Japan and Thailand. The following table sets forth information relating to our current MU license arrangements.

Licensee	Country	Date of License	Term	Royalty Fee	Initial License Fee		Commercialization Date

Insrea Game Center Corp. (IGC)	Taiwan	July 2002	2 years	28.1%	US$1,070,000	(4)	November 2002
9Webzen Limited(1)	Hong Kong, S.A.R.	September 2002	5 years	20%	US$500,000	(5)	February 2003
Gameon Co., Ltd.	Japan	February 2003	2 years(2)	28%	¥30,000,000		To be commenced
New Era Online Co. Ltd.	Thailand	June 2003	2 years(3)	30%	US$200,000		To be commenced

(1)	Holding company for 9Webzen (Shanghai).
(2)	Automatically renewable every two years unless terminated.
(3)	Renewable for two years upon satisfactory performance.
(4)	Includes an upfront royalty fee of US$500,000.
(5)	US$500,000 received from GameNow for beta-testing MU.

Our license agreements may be terminated in the event of a material breach by either party, including the licensee’s failure to pay license royalties in a timely manner. Copies of our license agreements have been filed as exhibits to the registration statement for this offering.

We recorded royalties from China and Taiwan for the nine months ended September 30, 2003 of (Won)4.6 billion (US$4.0 million) and (Won)0.8 billion (US$0.7 million), respectively. We expect to record license royalties from Japan and Thailand following launch and commercialization of the MU online game in these markets.

China. We introduced the MU online game in China through 9Webzen Limited in October 2002 and commercialized the MU game in February 2003. Unlike our revenue model in Korea, the Chinese revenue model is not based on separate subscription from Internet cafe outlets. Instead, revenue is derived from the sale of online credits or prepaid cards that allow MU players in China to access the MU game servers at an Internet cafe outlet or at home. The following table sets forth information on the growth of MU players in the China market.

(1)	Represents the maximum number of game players simultaneously logged on to our game servers at any particular time during the period indicated.

Taiwan and other markets. We introduced the MU online game in August 2002 through a license arrangement with IGC, a content publishing company in Taiwan. MU was commercialized in November 2002. The following table sets forth information on the growth of MU players in the Taiwan market.

(1)	Represents the maximum number of individual subscriber accounts simultaneously logged on to our game servers at any particular time during the period indicated.

We have also licensed MU to licensees in Japan (effective February 2003) and Thailand (effective June 2003) and are currently engaged in providing preliminary technical and marketing support to our licensees to assist them with the planned introduction and commercialization of the MU game in these markets. Currently, MU is in its beta-testing period in Japan and in Thailand.

Pricing

Korea. We offer separate pricing plans to our Internet cafe and individual PC account subscribers. The following table sets forth our pricing plans for access to our MU online game in Korea as of September 30, 2003.

	Subscription fees			% of total sales

Individual PC users
Flat-fee rate	30 days	(Won)	27,500	. . . . . . . .84%
	90 days		70,400	. . . . . . . . . 8
Hourly-fee rate				. . . . . . . . . 8
	3 hours		3,300
	5 hours		5,500
	10 hours		9,900
	50 hours		13,750

Total				. . . . . . . 100%

Internet cafes
Flat-fee rate per number of PCs(1)				. . . . . . . . . 7%
	1-2 PCs	(Won)	66,000
	3-4 PCs		62,700
	5-9 PCs		59,400
	10-19 PCs		56,100
	20-29 PCs		49,500
	Over 30 PCs		36,300

Hourly-fee rate	300 hours		79,200	. . . . . . . 28
	600 hours		158,400	. . . . . . . . 7
	1,000 hours		242,000	. . . . . . . 39
	2,000 hours		462,000	. . . . . . . 19

Total				. . . . . . .100%

(1)	Flat-fees per PC are based on the number of PC units in an Internet cafe with access to our MU game server. Each registered PC account is then eligible for unlimited access to our MU game server for the monthly period subscribed.

Our MU pricing plan in Korea has not changed since our initial commercialization of the game in November 2001.

Subscription payments for Internet cafes in Korea are directly settled through our proprietary billing system. Individual PC subscribers in Korea can choose from a number of alternative payment options, including online credit card payments, prepaid cards and charges made through mobile or fixed telephone service provider payment systems. In case of payments received through any such settlement provider, we pay a commission to the settlement provider that generally ranges from approximately 2.0% to 7.3%. For the nine months ended  September 30, 2003, 10.9% of our selling, general and administrative expenses consisted of settlement commissions paid to our settlement providers.

Other markets. In China, MU game users purchase prepaid cards to access the game. The prepaid card system was introduced to take account of the limited availability of online and credit card payment systems in China. A majority of MU players purchase prepaid debit point cards at retail outlets or purchase prepaid online credits by directly settling at Internet cafes, which in turn purchase online credits from 9Webzen (Shanghai)’s payment settlement provider, 9.com (Shanghai). Each prepaid card contains a network access password to access the MU game servers from a PC at home or at an Internet cafe location. The following table sets forth the current pricing for access to our MU online game in China.

Distribution Channels	Points(1)/days	Retail price(2)	% of total sales(3)

Retail outlets	450 points	RMB30	49%
	30 days	48	5
Internet cafes	450 points	30	13
	180 points	12	2
	150 points	10	25
	30 days	48	5
Mobile phone	24 points	2	1

Total			100%

(1)	One point equals 10 minutes of usage time.
(2)	As of September 30, 2003, the noon buying rate of Renminbi to U.S. dollars announced by the Federal Reserve Bank of New York was RMB 8.28 to US$1.00.
(3)	Represents the percentage of total sales during the period from February 2003 to September 2003.

MU access prices in China have not changed since commercialization in February 2003. In China, pricing for access to MU was set significantly lower than in Korea to take account of the prevailing pricing structure for other online games in the China market.

In Taiwan, most MU game users also purchase prepaid debit point cards to play our game. The prepaid cards can be purchased at convenience stores and at other locations in Taiwan. Online and mobile payment systems have been introduced in Taiwan recently and sales over the Internet have been increasing. The following table sets forth our Taiwan licensee’s current pricing for accessing MU in Taiwan.

Distribution Channels	Points(1)/days		Retail price(2)		% of total sales(3)

Retail outlets	30 days	(4)	NT$	599	6%
	60 days			479	2
	380 points or 30 days			380	58
	250 points			250	16
	150 points			150	17
Online and mobile phone					1

Total					100%

(1)	10 points equal 3 hours; 15 points equal 6 hours; and 25 points equal 12 hours of usage time.
(2)	As of September 30, 2003, the noon buying rate of NT dollars to U.S. dollars announced by the Federal Reserve Bank of New York was NT$33.78 to US$1.00.
(3)	Represents the percentage of total sales during the period from November 2002 to September 2003.
(4)	Limited introductory offer, which includes gifts and other promotional items.

As the online payment infrastructures in China and Taiwan develop, we or our licensees may introduce payment systems in these markets more similar to those we use in Korea. In Japan and Thailand, in conjunction with our licensees, we are currently evaluating pricing and payment methods for commercialization of the MU game in these markets.

Marketing

Korea. We have engaged independent promotional agents to promote MU to Internet cafes in Korea. We grant each promotional agent exclusive rights to promote MU within a specified area. We pay each agent a monthly commission of 23% of revenues generated from Internet cafes in the allocated area, of which the agent is required to use 3% for MU-related promotional activities, such as the purchase and distribution of mouse pads, keyboards and other promotional items.

We also conduct a variety of marketing programs and online events to target potential subscribers accessing the Internet from home. We spent (Won)173 million in 2001 and (Won)1,514 million (US$1.3 million) in 2002 for advertising and promotions. Our main marketing efforts in this area include:

•	advertising on website portals and in online game magazines;

•	conducting online promotional events;

•	participating in trade shows; and

•	entering alliances with Internet service providers.

Other markets. Our marketing activities in China are managed through 9.com (Shanghai). Marketing activities in Taiwan, Japan and Thailand are primarily conducted by our licensees and consist of advertising on website portals and in online game magazines and conducting online promotional events.

Information technology

In connection with deploying MU in Korea, we have designed and assembled a flexible and reliable game server and information systems network. We maintain our system hardware in a single climate-controlled facility within our offices in Seoul. We have expanded our game server and information system to accommodate our growing MU subscriber base in Korea. 9Webzen (Shanghai) in China has assembled a game server and information systems network in a single location in Shanghai modeled on our system architecture in Korea. We are also assisting our licensees in Taiwan, Japan and Thailand in assembling and operating game servers and information systems for MU game operations in their respective markets.

In order to take better advantage of the enhanced distribution characteristics available through use of the Internet, we have established a “global” server network that is intended to support the MU online game services in foreign markets in which we do not have a presence. While we preliminarily explore the feasibility of new geographical markets for potential subscribers, the central global server network will serve as a centralized access point, reducing our initial start-up costs.

Our game server architecture supports separate game environments of up to approximately 5,000 concurrent game participants within a single game server. Accordingly, as our subscriber base expands in a particular market, we can readily increase the number of server units running parallel game environments. All of the separate game servers are linked to our information systems network to ensure rapid implementation of game upgrades and to facilitate consistent game monitoring and supervision. By running multiple servers, we can also segment our users by playing level, allowing for a more competitively challenging gaming experience.

Our information systems network comprises the following support functions:

•	Customer support — the customer support system handles information related to individual subscribers, including billing information and marketing and sales data;

•	Operational support — the operational support system handles data regarding operations (such as login, authorization and access to customer’s database) and acts as the interface to the game server system to monitor the performance of our network game server and its availability to game subscribers, and to identify any network defaults; and

•	Business support — the business support system handles data related to our administrative and internal operations, including accounting and personnel matters.

Research and development

We expect that the online game industry will continue its recent pattern of developing increasingly sophisticated games, offering improved graphics resolution, sound quality and other improvements to the gaming experience. In order to remain competitive, we are focusing our R&D efforts on enhancing the MU experience and on developing new online games incorporating the latest technologies.

Our R&D personnel are divided into the following four teams:

•	Graphics team — our graphics team is responsible for designing game characters and game environments, with the objective of optimizing the overall gaming experience;

•	Server programming team — our server programming team is responsible for server design and development, handling interconnections, validation, character data and game process coordination and facilitating online communication among players;

•	Client programming team — our client programming team is responsible for enhancing the visual and sound experience and movement simulation of game characters; and

•	Strategy and planning team — our strategy and planning team is responsible for overall game design and reviews technical feasibility, market feasibility and the game development process.

We are seeking to increase the number of game developers employed in our R&D department from 26 individuals as of October 31, 2003 to approximately 30 individuals by the end of 2003.

We currently anticipate that competitive new online games will require approximately 12 to 18 months of development time prior to game launch, together with an aggregate expenditure in the range of US$10 million. Our R&D expense for the nine months ended September 30, 2003 was (Won)1,165.9 million compared with a total R&D expense of (Won)818.2 million for all of 2002. Based on the growing sophistication of online games being released and the increasing cost of completing development of new games, we expect our R&D expense to increase in future periods. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.”

In July 2003, we acquired 55.4% of the outstanding capital stock of Flux Co. Ltd., a Korean wireless game developer for (Won)392.2 million. In connection with this investment, Flux granted us exclusive worldwide rights to distribute wireless games it may develop for as long as we maintain a majority interest in the company. Flux is a development stage company and our investment was made principally to diversify our future revenue sources through jointly developing and marketing new game services for mobile devices, such as mobile phones and personal digital assistants, also known as PDAs.

Competition

We believe that the principal competitive factors in the online game industry are the ability to consistently attract creative game developers, offer high network distribution quality and effective sales and marketing of online games.

Korea. Our primary subscription-based online game competitors in Korea are NCsoft, Nexon and NHN. NCsoft released Lineage II, a 3D online role playing game in July 2003. Lineage II is an enhanced version of the original Lineage game released in 1998. In 2003, each of Nexon, Netmarble and NHN has released or announced an intention to distribute new 3D online role playing games into the Korean market. We believe that all of these competitors have the financial, personnel and other resources necessary to develop and operate high quality online games. The following table sets forth data from a May 2003 report issued by IDC on Korea’s online game market by service provider and market share for the years indicated:

(in millions of US$, except percentages)	2001			2002

Service Provider	Revenue		Market share	Revenue		Market share

NCsoft	US$	94.9	58.4%	US$	109.6	37.9%
Nexon Co. Ltd.		7.7	4.7		38.6	13.3
NHN Corporation		10.7	6.6		27.8	9.6
Webzen Inc.		2.0	1.2		22.6	7.8
CCR Inc.		12.8	7.8		14.8	5.1
Netmarble Inc.		6.8	4.2		13.4	4.6
Wizgate		5.1	3.1		9.0	3.1
Actoz Soft Co., Ltd.		2.6	1.6		3.3	1.1
JCEntertainment Corporation		3.4	2.1		2.7	0.9
Others		16.7	10.3		47.6	16.4

Total	US$	162.7	100.0%	US$	289.5	100.0%

Source: May 2003, IDC, “Korea Online Gaming Forecast, 2002-2007.”

While the number of domestic online game developers in Korea may increase in the future, we expect that the higher cost of game development is leading to a greater concentration of industry revenues into a small number of leading online game companies. Recently, Korea

Telecom announced that it would invest up to (Won)100 billion in the game industry and that it had entered into game development agreements with certain major Korean game developers.

China. Our primary fee-based online game competitors in China are Shanda Networking (which distributes Actoz Soft’s “Legend of Mir”), Asiagame, Ourgame, Netease and Sina. In addition to the local providers, Taiwanese online game providers, such as Waei (which distributes its own proprietary online game, “Stoneage Online”), Enix Softstar (which distributes “Crossgate”) and Online-game are competing for market share in China. The following table sets forth data from an April 2003 report issued by IDC on China’s online game market by service provider and market share based on revenues for the years indicated:

(in millions US$, except percentages)	2001			2002

Service Provider	Revenue		Market share	Revenue		Market share

Shanda Networking Development Co., Ltd	US$	15.8	34.5%	US$	30.0	31.1%
Waei International Digital Entertainment Co., Ltd.		11.0	24.1		16.8	17.4
Enix Softstar Inc.		0	0.0		11.5	11.9
Online-game		2.7	5.8		7.0	7.2
Asiagame		2.4	5.2		3.9	4.1
Ourgame		3.5	7.5		3.8	3.9
AcerTWP		1.4	3.1		3.1	3.2
Netease.com Inc.		0	0.0		2.8	2.9
NC Gamania Co., Ltd.		1.1	2.3		1.8	1.8
Interserv Limited		1.0	2.1		1.2	1.3
Others		7.0	15.3		14.7	15.2

Total	US$	45.7	100.0%	US$	96.5	100.0%

Source: April 2003, IDC, “China Online Gaming Forecast, 2002-2007.”

Revenue for the nine months ended September 30, 2003 of 9Webzen (Shanghai) was (Won)22.2 billion (US$19.3 million).

Other markets. In other markets, we compete against PC-based game developers that produce popular PC-packaged games, such as Electronic Arts, Take Two Interactive Software, and Midway Games Inc., and game console manufacturers such as Microsoft (which produces the Xbox console), Sony (which produces the PlayStation2 console) and Nintendo (which produces the Nintendo Gamecube console). Microsoft and Sony have recently introduced Internet-enabled video consoles and we believe that they plan to seek to enhance their respective game platforms to provide online games in Korea and other markets. For example, in Korea, Sony Computer Entertainment Korea announced that it will start distribution of its new model of the Playstation 2 game console, together with a network adapter to enable online gaming beginning in November 2003, and Microsoft has started an online game service on Xbox Live consoles beginning in October 2003.

Competition in the online game market is and is expected to remain intense as established entertainment companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, see “Risk factors — Risks related to our business — We may not be able to maintain our profitability, financial or operational success in our markets as we operate in a highly competitive industry and compete against many large companies.”

Law and regulations

Korea. The Korean game industry is subject to comprehensive regulation by the Ministry of Culture and Tourism, or MOCT, which is responsible for establishing policies for the industry under the Sound Records, Video Products and Game Products Act. As an online game company operating in Korea, we are also subject to

•	regulation by the Ministry of Information and Communication, or MIC, which is responsible for information and telecommunications policies under the Telecommunications Business Act;

•	regulation by the Korea Communications Commission, or KCC, a regulatory agency of the MIC under the Telecommunication Framework Act that among other matters establishes licensing criteria and reporting procedures for telecommunications service providers, implements competition safeguards for telecommunications service providers and stipulates rights of telecommunications service users;

•	regulation by the MIC under the Computer Programs Protection Act;

•	regulation by the MIC under the Act on Promotion of Information and Communications Network Utilization and Information Protection;

•	regulation by the Fair Trade Commission under the Act on Consumer Protection for Transactions through Electronic Commerce; and

•	regulation by the MOCT under the Copyright Act.

Rating regulation. Businesses manufacturing or importing games for the purpose of distributing or providing games in Korea must obtain a game rating in advance from the Korea Media Rating Board. Online games are generally divided into two rating categories: “suitable for users of all ages” and “suitable for users over 18 years of age.” At the request of applicants, however, the ratings category may be classified into four categories: “suitable for users of all ages,” “suitable for users over 12 years of age,” “suitable for users over 15 years of age” and “suitable for users over 18 years of age.” Our standard player versus player, or PVP (which allows players to kill other players’ characters) MU online game has been rated “suitable for users over 15 years of age.” We also offer a non-player versus player, or non-PVP (which allows players to kill only non-player characters) version of MU in Korea, which has been rated “suitable for users over 12 years of age.”

Value-added communications business regulation. Under the Telecommunications Business Act we are classified as a value-added service provider and are required to make periodic reports to the MIC and to report any transfer, takeover, suspension or closing of our business activities. The MIC may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

Protection of interests of online game users under 20 years of age. Pursuant to Korea’s civil law, contracts entered into with persons under 20 years of age without parental consent may be invalidated. Under the Telecommunication Framework Act, telecommunication service providers are also required to take certain steps to protect the rights of telecommunication service users. As a result, telecommunication service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 20 years of age without parental consent.

In November 2003, the KCC issued an order addressed to 15 major online game companies in Korea, including us, to regulate certain business practices relating to the settlement of service charges involving persons under 20 years of age. KCC raised concerns about the ability of persons under 20 years of age to subscribe to online game services without parental consent by settling charges payable to online game companies through settlement systems operated by fixed-line or broadband service providers. The recent order requires online game companies to implement more specific and effective procedures to ensure, where relevant, that parental consent has been specifically obtained.

Although only an immaterial number of our current subscribers are using the settlement options mentioned in the KCC order, we are enhancing our age verification and parental consent procedures for players using the relevant settlement options. We do not expect compliance with the KCC order to be burdensome.

Protection of consumer information for electronic settlement services. Under the Act on Consumer Protection for Transactions on Electronic Commerce, we are required to take necessary measures for the maintenance of security of consumer information related to our electronic settlement services. We are also required to notify consumers when electronic payments are made and to indemnify consumers for damages resulting from misappropriation of consumer information by third parties.

We believe that we have instituted appropriate safety measures to protect against data misappropriation. To date, we have not experienced material disputes or claims in this area.

Protection of personal information for users of information and communications services. Under the Act on Promotion of Information and Communications Network Utilization and Information Protection, we are permitted to gather personal information relating to our subscribers within the scope of their consents. We are, however, generally prohibited from utilizing personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if

•	it is necessary for the settlement of service charges,

•	the personal information is processed so that the specific individual is unidentifiable and is provided for compiling statistics, academic research or surveys, or

•	it is otherwise permitted by laws and regulations.

We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove an absence of willful misconduct or gross negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

Taxation. We are currently entitled to a reduced tax rate of 14.85%, which is 50% of the statutory tax rate, under the Special Tax Treatment Control Law of Korea. The relevant tax rate applies to designated venture companies operating in Korea. We expect to be eligible for this tax rate only through 2004.

China. In China, the online game industry is regulated by the Internet Culture Administration Tentative Measures, or Internet Culture Measures, which came into effect on July 1, 2003. The Internet Culture Measures require Internet content providers which engage in “Internet Culture

Activities,” which includes online game products, to submit an application for approval by the Ministry of Culture by September 1, 2003 and to obtain a game content review for importing any online games into China. PRC governmental approvals required for the distribution of MU were recently obtained by Shanghai Jiucheng.

Intellectual property

Members of our senior management team have been and continue to be instrumental in planning and developing our core programming technology for our online games. We require all key personnel engaged in technological R&D capacities to sign agreements that substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

In Korea, we have a copyright for MU game and own the “MU” servicemark and two patents relating to a certain data compression technology which enhances data packet transmission speed over the Internet. As of December 1, 2003, we also have 14 trademark and servicemark applications pending with the Korean Intellectual Property Office. In other markets, we have not separately registered any of our intellectual property rights. In China, 9.com (Shanghai) has applied for two trademark registrations of “MU.” We have not entered into any trademark licensing or assignment agreements with either 9Webzen (Shanghai) or 9Webzen Limited. In other markets, we plan to apply for the registration of our intellectual property and to take legal actions in any jurisdiction where we believe our intellectual property rights are being infringed.

Employees

As of October 31, 2003, we had 170 full-time employees, all located in Korea. The following tables set forth the number of our employees, for the dates indicated:

	As of December 31,			As of October 31, 2003
Employees	2000	2001	2002

Game development, web development and system engineering team	5	12	26	48
Game operations team	—	25	80	80
International business, strategy and planning, management support and game marketing team	2	11	32	42

Total	7	48	138	170

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.

As of October 31, 2003, 9Webzen Limited and 9Webzen (Shanghai) employed 232 employees in China, none of whom are represented by a labor union or covered by a collective bargaining agreement.

Under the Korean Labor Standard Act, employees with more than one year of service are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment.

Pursuant to the Korean National Pension Law, we are required to prepay 4.5% of each employee’s annual wages as part of our accrued severance payments to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability.

Hana Bank and Korea Exchange Bank extended loans to the member of our employee stock ownership association. As of September 30, 2003, we have pledged our long term deposits in the amount of (Won)2.3 billion to guarantee these bank loans. In addition, we have provided free interest rate loans amounting to (Won)3.0 billion to employees who purchased our common shares through the employee stock ownership association. As of September 30, 2003, we also had outstanding housing loans to our employees in the aggregate amount of (Won)90.4 million. We have not experienced any defaults under these loans to our employees. We provide these loans as a benefit to our employees and not as a requirement under Korean law. Our executive officers and directors are not eligible for these loans.

Legal proceedings

We are not currently involved in any material litigation, and in the opinion of our management, we are not subject to any pending or threatened litigation or similar proceedings which could reasonably be expected, if decided adversely to us, to have a material adverse effect on our financial condition or results of operations.

Facilities

Korea. Our principal executive and administrative offices are located on the 4th, 6th and 7th floors of the Daelim Acrotel Building, 467-6, Dogok-dong, Kangnam-ku, Seoul, Korea 135-971. We occupy 43,745 square feet of office space, 24,057 of which we own and 19,688 of which we lease pursuant to a lease that expires in June 2004 and which is renewable for one year.

We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

China. The offices of 9Webzen (Shanghai) are located on 30th floor, Citic Square No. 1168, Nan Jing Road (w), Shanghai, China. 9Webzen (Shanghai) occupies 12,917 square feet of office space.

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law. Although we currently do not maintain any insurance with respect to our facilities, fire insurance or business interruption insurance, we are currently evaluating various insurance policies as part of our efforts to enhance our risk management.

Management

Executive officers, directors and statutory auditor

The following table sets forth the names, age and positions at our company and other positions held by our directors and officers as of December 1, 2003:

Name	Age	Position

Nam-Ju Kim	31	President, Chief Executive Officer and Director (Representative Director)
Won-Seon Kim	44	Chief Financial Officer and Director
Ki-Yong Cho	30	Co-Chief Technology Officer and Director
Kil-Saup Song	27	Co-Chief Technology Officer and Director
Moon-Kyu Kim	47	Statutory Auditor
Yun-Jae Baek	44	Acting General Counsel

Nam-Ju Kim is a founder of Webzen and has served as a director since April 2000 and as the Representative Director, President and Chief Executive Officer since September 2002. From 1995 to 2000, he freelanced as a game developer. Mr. Kim graduated from Seoul Yerim Art High School.

Won-Seon Kim has served as a director and Chief Financial Officer since September 2002. From 1999 to 2000, he served as a chief financial officer of Night Storm Media Ltd., a Korean multimedia content development company. From 1981 to 1999, he worked at Samsung Corporation and from 1990 to 1998, served as chief financial officer of an overseas branch of Samsung Corporation. Mr. Kim received a bachelor’s degree in business administration from Seoul National University.

Ki-Yong Cho is a founder of Webzen and has served as a director and Co-Chief Technology Officer in charge of client programming since September 2002. He was our statutory auditor from April 2000 to July 2002. He freelanced as a game developer from 1998 to 2000 and served as a game developer of Oz Media, a Korean online game development company from 1997 to 1998. Mr. Kim received a bachelor’s degree in computer science from Anyang Technical College.

Kil-Saup Song is a founder of Webzen and has served as a director and Co-Chief Technology Officer in charge of server programming since April 2000. He has been a registered director of 9Webzen Limited, our Hong Kong joint venture, since January 2003. He served as a game developer of Pantech Co., Ltd., a wireless telecommunication company from 1998 to 2000. Mr. Song graduated from Euijungboo Technology High School.

Moon-Kyu Kim has served as a statutory auditor since July 2002. He has been working as a certified public accountant at Sinwon Accounting Corporation from 1997 to date. Mr. Kim received a bachelor’s degree in economics from the Korean University of Foreign Language and a master’s degree from The Graduate School of Business Administration, Myung-ji University.

Yun-Jae Baek has served as our acting general counsel since November 2003. He has been a member of Hanol Law Offices since 1997. He has served as an arbitrator for the Korean Commercial Arbitration Board since 1995. He has served as an outside director for Korea Data Systems Co., Ltd. since May 2003 and for SIMPAC Inc. since October 2001. Mr. Baek received a bachelor’s degree from Seoul National University School of Law and a master’s degree from Harvard Law School.

Outside director nominees

Our next general meeting of shareholders is currently scheduled to be held in March 2004. At the general meeting of shareholders, we intend to ask our shareholders to elect three director nominees, all of whom will be independent directors in accordance with the Nasdaq listing requirements and applicable Korean laws and regulations.

The following table sets forth the names, age and positions to be held at our company and other positions held by our outside director nominees to be elected at our next general meeting of shareholders:

Name	Age	Position

Moon-Kyu Kim	47	Outside Director
Joo-Seok Park	45	Outside Director
Sang-Woo Park	37	Outside Director

Moon-Kyu Kim currently serves as our statutory auditor. Mr. Kim is expected to resign as our statutory auditor and serve as a member of our audit committee once it is established.

Joo-Seok Park is a professor at Kyung Hee University School of Business. Mr. Park received a bachelor’s degree in industrial science from Seoul National University, a master’s degree from Korea Advanced Institute of Science and Technology, and a Ph.D. degree in business administration from the University of California, Berkeley.

Sang-Woo Park is an adjunct professor at Yonsei Graduate School of Communication & Arts and a member of various screening committees at KGDI. Mr. Park received a bachelor’s degree in economics from Yonsei University and a master’s degree in economics from Korea University.

Board of directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of not less than three directors and also provide for not less than one statutory auditor. The directors and the statutory auditor are elected at a general meeting of shareholders by a majority vote of the shareholders present or represented, so long as the affirmative votes also represent not less than 25% of the of all issued and outstanding shares with voting rights. For the purpose of electing a statutory auditor or auditors, a shareholder holding more than 3% of the issued and outstanding shares with voting rights may not exercise voting rights with respect to such shares in excess of 3%.

The term of office for our directors is three years but is extendible to the close of the ordinary general meeting of shareholders convened in the last fiscal year of each term. The term of office for our statutory auditor expires at the close of the ordinary general meeting of shareholders convened in the last fiscal year which ends on or before three years from the date of acceptance of office by such statutory auditor. However, directors and statutory auditors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a general meeting of shareholders.

The board of directors elects representative directors from its members. Under the Korean Commercial Code and our articles of incorporation, any director with a special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Statutory auditor

Under the Korean Commercial Code, statutory auditors (who are not required to be certified public accountants) are required to review and examine:

•	the agenda for the general meeting of shareholders,

•	the financial statements and other reports to be submitted by the board of directors to the general meeting of shareholders, and

•	the administration of the board of directors.

Statutory auditors are entitled to attend and express opinions at meetings of the board of directors, but they are not entitled to vote. In addition to statutory auditors, we are required to appoint independent certified public accountants whose primary statutory duty is to examine our financial statements proposed to be submitted by the board of directors to the general meeting of shareholders and to report their opinion thereon to the statutory auditors, directors and shareholders. Companies listed on the Korea Stock Exchange or KOSDAQ must file annual reports with the FSC that contain audited financial statements. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to retain a statutory auditor.

Independent directors

Upon the closing of this offering, our ADSs are expected to be listed for quotation on the Nasdaq National Market and we will be subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, we are required to appoint a minimum of three independent directors, unless we receive an exemption from Nasdaq to appoint a lesser number. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. The Korea Securities and Exchange Act and regulations thereunder require companies listed on the KSE or the KOSDAQ, other than companies designated as venture companies under applicable Korean law and with total assets of less than (Won)100 billion as of the end of the immediately preceding fiscal year, to have at least one fourth of its board of directors comprised of outside directors. Under the Korean Securities and Exchange Act, a director or officer of the company, any person who served as a director or an officer of the company during the past two years, certain family members of a director of the company or certain other affiliates of the company, do not qualify as an outside director. We do not currently have any independent directors nor any outside directors because our total assets as of December 31, 2002 were less than (Won)100 billion and we were designated as a venture company. However, we currently intend to comply with the Nasdaq listing requirements and the Korean Securities and Exchange Act and regulations regarding independent director and audit committee requirements. See “ — Audit committee.” In connection with this offering and the listing of our ADSs on the Nasdaq, we have been granted a waiver of the Nasdaq independent director rules until July 31, 2005.

Audit committee

The U.S. Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission, or SEC, to require U.S. national securities exchanges and national securities associations, such as the Nasdaq

National Market, to adopt rules to prohibit the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in such act. The SEC adopted final rules relating to the audit committee requirements on April 9, 2003 and approved related proposed changes to the Nasdaq corporate governance rules on November 4, 2003. Non-U.S. issuers such as ourselves are required to comply with the related Nasdaq audit committee requirements by July 31, 2005.

Under the Korean Securities and Exchange Act, listed companies with total assets of not less than (Won)2 trillion as of the end of the immediately preceding fiscal year are required to have an audit committee composed of at least three directors, two-thirds of whom must be outside directors. As our total assets as of December 31, 2002 were less than (Won)2 trillion, we were not required to maintain an audit committee. However, to comply with the Nasdaq listing requirements regarding the need for, and composition of, an audit committee and SEC rules and regulations and the Nasdaq listing requirements regarding audit committee financial experts, we intend to establish an audit committee at our next annual general meeting of shareholders.

The audit committee is expected to be comprised of the following three independent director nominees: Moon-Kyu Kim, Joo-Seok Park, and Sang-Woo Park. All of our independent director nominees are expected to be financially literate and Moon-Kyu Kim has accounting or related financial management expertise. Once the audit committee is established, it will be responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters.

Executive compensation

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2002, the aggregate amount of compensation paid by us to all directors and executive officers and our statutory auditor was (Won)571.2 million, and this amount excludes (Won)439.3 million set aside or accrued to provide for retirement or similar benefits to our executive officers. We have not granted any stock options to any of our directors and executive officers or to our statutory auditor. At our general meeting of shareholders held on February 28, 2003, our shareholders approved an aggregate amount of up to (Won)1.6 billion as compensation for our executive officers and up to (Won)150 million as compensation for our statutory auditor for the year 2003.

Under the Korean Labor Standard Act, we are required to pay a severance amount to eligible employees, including directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our Severance Payment Regulation, which depending on the position of the officer or director ranges from two to four.

We maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers but the coverage is only limited to those liabilities arising under Korean law in connection with the performance of their duties.

Stock option plan

Pursuant to our articles of incorporation and the Korean Securities and Exchange Act, stock options may be granted by either a special resolution of our shareholders or a resolution of our board of directors, with the aggregate number of shares issuable in each case not to exceed 15% and 3%, respectively, of the total number of our then issued and outstanding common shares. Stock options may be granted to our executive officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. No stock options may be granted to any executive officer or employee who owns, or upon exercise of an option to purchase our common shares would own, directly or indirectly, 10% or more of our outstanding common shares.

According to our articles of incorporation, we may grant stock options that are exercisable to purchase our common shares, preferred shares or convertible shares. Such stock options can vest after two years from the stock option grant date and can be exercisable up to seven years from the date of the grant. The stock option may be cancelled by a resolution of our board of directors

•	if the officer or employee who holds the option resigns voluntarily or is discharged from office prior to the vesting date;

•	if the officer or employee is discharged or submitted to a disciplinary measure for causing damage to us by willful misconduct or by gross negligence; or

•	in the event of the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

On July 10, 2002, we granted stock options to three of our employees to purchase an aggregate of 14,000 common shares at a purchase price of (Won)4,000 per share, all of which vest by July 10, 2005 and expire on July 9, 2008. As of September 30, 2003, options to purchase an aggregate of 9,000 common shares at an exercise price of (Won)4,000 per share were outstanding, after one employee with an option to purchase 5,000 common shares terminated his employment with us. None of these stock options were granted to our directors or executive officers.

Employee stock ownership association

An employee stock ownership association under the Korean Securities and Exchange Act is an association formed by the employees of a company for the purpose of acquiring and managing stocks issued by such company. Only full-time workers of a company may join the employee stock ownership association. Officers elected by a shareholders’ meeting, shareholders (excluding certain minority shareholders) and part-time workers are not qualified to become members of the association.

We established our employee stock ownership association in November 2002. As of October 31, 2003, 134 of our employees were members of the employee stock ownership association and the association held 187,350 of our common shares.

Principal shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of October 31, 2003, by

•	each person who is the beneficial owner of more than 5% of our common shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group

based on 3,500,000 of our common shares outstanding as of October 31, 2003 and 4,370,000 common shares to be outstanding after completion of this offering. This table assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. See “Management — Stock option plan” for a detailed discussion on the outstanding stock options.

	Number of shares beneficially owned	Percentage beneficially owned
Name		Prior to offering	After offering

Five percent shareholders:
Eun-Suk Lee(1)	388,313	11.09%	8.89%
Employee stock ownership association(2)	187,350	5.35	4.29
Directors and officers:
Nam-Ju Kim	267,293	7.64	6.12
Ki-Yong Cho	267,293	7.64	6.12
Kil-Saup Song	260,943	7.46	5.97
Won-Seon Kim	25,400	0.73	0.58
All executive officers and directors as a group(3)(4)	820,929	23.46	18.79

(1)	Eun-Suk Lee is a founder of Webzen and served as our chief executive officer and director since our inception until her resignation in September 2002.

(2)	All the common shares held by our employee stock ownership association are generally restricted from being sold until May 23, 2004, the first anniversary date of the listing of our common shares on the KOSDAQ pursuant to the Korean Securities and Exchange Act and the regulations promulgated thereunder.

(3)	Pursuant to the Korean Securities and Exchange Act and the regulations promulgated thereunder, all the shares held by Eun-Suk Lee, our largest shareholder, and all our directors (Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim) are restricted from being sold until May 23, 2005, the second anniversary date of the listing of our common shares on the KOSDAQ; except that after May 23, 2004, these shareholders are allowed to sell each month up to five percent of the common shares initially held by them on May 23, 2003.

(4)	Excludes common shares held by Eun-Suk Lee and our employee stock ownership association.

Related party transactions

Relationship with Ms. Eun-Suk Lee

Ms. Eun-Suk Lee, our largest shareholder, was our chief executive officer and a director since our inception until her resignation in September 2002. During 2002, she received (Won)174 million in the form of a severance payment and (Won)129 million as compensation for her service as our chief executive officer and director. Ms. Lee currently does not hold any director or executive position with us. We have no outstanding agreements or contracts with her.

Relationship with 9Webzen Limited

In September 2002, we entered into a joint venture agreement with GameNow.net (Hong Kong) Limited, or GameNow, a leading Chinese-language game website operator. Pursuant to the joint venture agreement, we established 9Webzen Limited and contributed US$500,000 for a 49% equity interest, with GameNow contributing US$520,408 for the remaining 51% interest. The joint venture agreement provides for the distribution of all profits generated by the joint venture’s wholly-owned subsidiary, 9Webzen (Shanghai) Limited. The term of the joint venture is 10 years and is subject to renewal with the consent of both parties. The joint venture agreement is subject to termination by either party in the event of a material breach by the other party, in the event losses are incurred for three consecutive years or in the event of a bankruptcy or a force majeure event . In connection with the joint venture agreement, we entered into a license agreement, in which we granted 9Webzen Limited an exclusive right to license from us, and sublicense to 9Webzen (Shanghai) Limited, the distribution rights for our MU online game in China. The license provides for a monthly royalty payment to 9Webzen Limited, which in turn remits to us a license fee, based on 20% of 9Webzen (Shanghai)’s gross revenues, net of withholding tax, payable in U.S. dollars. We have recognized an aggregate of (Won)4,631 million of royalty revenues for the nine months ended September 30, 2003. See “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies — Revenue recognition.” The term of the license is five years and is subject to termination by either party in the event of a material breach by the other party, including failure to pay royalties in a timely manner, or in the event of a change of control, bankruptcy or a force majeure event. See “Business —Products — Overseas markets” for a further discussion on the license arrangement with 9Webzen Limited.

Description of capital stock

The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Securities and Exchange Act, the Korean Commercial Code and related laws of Korea, all as currently in effect.

General

Our total authorized share capital is 40,000,000 shares, which consists of common shares, non-voting preferred shares, and common shares convertible into non-voting preferred shares (together, referred to as “shares”) each with a par value (Won)500 per share. Under our articles of incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value of such shares, the exact rate to be determined by our board of directors at the time of issuance.

Under our articles of incorporation, we are authorized to issue (1) non-voting preferred shares up to one-half of our total common shares issued and (2) common shares that are convertible into non-voting preferred shares on a one-to-one basis, up to one-half of our total common shares issued, less the number of any preferred shares issued.

As of December 1, 2003, 3,500,000 common shares (or 4,500,500 common shares after the completion of this offering, assuming full exercise of the underwriters’ over-allotment option) were issued and outstanding. We have not issued any equity securities other than common shares. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our articles of incorporation, we may issue additional common shares without further shareholder’s approval. The unissued shares remain authorized until an amendment to our articles of incorporation changes the status of the authorized shares to unauthorized shares.

Dividends

We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our common shares.

We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value. If the market price of the share is less than par value, dividends in shares may not exceed one-half of the annual dividends. We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital, (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (3) the legal reserve to be set aside for the annual dividend. We may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. In addition, we, as a company registered with the KOSDAQ, are required under the relevant laws and regulations to set aside a certain amount every fiscal year as a reserve until our capital ratio is at least 30%. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.

Distribution of free shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.

Preemptive rights and issuance of additional shares

We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•	by a public offering or subscribed for by the underwriters for the purpose of registration at the Korea Securities Dealers Association, or KSDA;

•	to increase our capital through a general public offering pursuant to a resolution of the board of directors in accordance with the provisions of Article 189-3 of the Korean Securities and Exchange Act;

•	to the members of the employee stock ownership association;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act or to domestic companies conducting a business of technology credit guarantee or venture investment;

•	to domestic or overseas financial institutions for the purpose of raising funds on an emergency basis;

•	to an alliance company necessary for the inducement of technology;

•	upon exercise of a stock option in accordance with Article 189-4 of the Korean Securities and Exchange Act; and

•	in the form of depositary receipts in accordance with Article 192 of the Korean Securities and Exchange Act.

We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights lapse. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised and for fractional shares.

General meeting of shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares;

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares for at least six months; or

•	at the request of our statutory auditor.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. However, for holders of not more than 1% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily News and Maeil Business Newspaper for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meeting of shareholders.

Our shareholders meetings are held in Seoul, Korea or other adjacent areas as deemed necessary.

Voting rights

Holders of our common shares are entitled to one vote for each common share. However, common shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not exercise voting rights. The Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of common shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director. However, our shareholders have decided not to adopt cumulative voting.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting a capital reduction;

•	effecting any dissolution, merger or consolidation with respect to Webzen;

•	transferring all or any significant part of our business;

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business;

•	issuing new shares at a price below par value; or

•	any other matters for which such resolution is required under relevant laws and regulations.

In general, holders of non-voting preferred shares (other than enfranchised non-voting preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the non-voting preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the non-voting preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of our total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised non-voting preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

Shareholders may exercise their voting rights by proxy. Under our articles of incorporation the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise such voting rights.

Holders of ADRs will exercise their voting rights through the ADR depositary. Subject to the provisions of the deposit agreement, ADR holders will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.

Rights of dissenting shareholders

In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiations between us and the dissenting shareholders. If we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the KOSDAQ for the two-month period before the date of the adoption of the relevant board of directors resolution, (2) the weighted average of the daily share price on the KOSDAQ for the one-month period before the date of the adoption of the relevant board of directors resolution and (3) the weighted average of the daily share price on the KOSDAQ for the one-week period before such date of the adoption of the relevant board of directors resolution. However, the FSC may adjust this price if we or at least 30% of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

Register of shareholders and record dates

Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual report

At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission, or FSC, and KSDA, an annual report within 90 days after the end of our fiscal year and interim reports with respect to the three-month period, six-month period and nine-month period from the fiscal year within 45 days following the end of each period. Copies of these reports are or will be available for public inspection at the FSC and the KSDA.

Transfer of shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment trust companies, futures trading companies, and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Korean foreign exchange controls and securities regulations.”

Our transfer agent is Hana Bank, located at 43-2, Yoido-dong, Youngdeungpo-ku, Seoul, Korea.

Acquisition of shares by us

We may not acquire our own common shares except in limited circumstances, such as reduction in capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code and the Korean Securities and Exchange Act, except in the case of a reduction of capital (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Korean Securities and Exchange Act, we may acquire our common shares through purchases on the KOSDAQ market or through a tender offer. We may also acquire interests in our common shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for the common shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserves required to be set aside for that fiscal year and treasury shares acquired year-to-date, subject to certain procedural requirements. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

Liquidation rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Description of American Depositary Shares

American depositary receipts

JPMorgan Chase Bank, as depositary, will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in one-tenth of a common share which we will deposit with the Korea Securities Depository, as agent of the depositary, also referred to as the “custodian,” under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and the beneficial owners of ADRs. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which the depositary has not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and a statement will be mailed to you that reflects your ownership interest in such ADSs. In our description, references to American depositary receipts, or ADRs, shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004. The custodian’s office is located at 34-3 Yoido-dong, Youngdeungpo-ku, Seoul, Korea.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, you will not be treated as our shareholder and you will not have shareholder rights. Korean law governs shareholder rights. The depositary will be the holder of the common shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary, you as an ADR holder and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. However, our obligations to our shareholders will be governed by the laws of Korea, which are different from the laws of the United States. In addition, we note that laws and regulations of Korea may restrict the deposit and withdrawal of our common shares in or from the ADS facility. See “Korean foreign exchange controls and securities regulation — Filing with Korea Government in connection with the issuance of ADSs.”

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. Directions on how to obtain copies of these are provided elsewhere in this prospectus under the caption “Where you can find more information.”

Dividends and other distributions

How will you receive dividends and other distributions on the common shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying common shares that your ADSs represent as of a specified record date.

Except as stated below, to the extent practicable and legally permitted, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to:

•	appropriate adjustments for taxes withheld;

•	such distribution being impermissible or impracticable with respect to certain registered holders; and

•	deduction of the depositary’s expenses in (1) converting Won to U.S. dollars by sale or in such other manner as the depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring Won or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid under Korean law. See “Taxation —Korean taxation.” If exchange rates fluctuate during a time when the depositary cannot convert the Korean currency, you may lose some or all of the value of the distribution.

•	Common shares. In the case of a distribution in shares, the depositary will distribute:

•	additional ADRs evidencing whole ADSs representing any common shares available to the depositary resulting from a dividend or free distribution on deposited securities consisting of common shares, or a Share Distribution; and

•	U.S. dollars available to it resulting from the net proceeds of sales of common shares received in a Share Distribution, which common shares would give rise to fractional ADSs if additional ADRs were issued therefor in the same way as it would do with cash.

•	Rights to receive additional common shares. In the case of a distribution of rights to subscribe for additional common shares or other rights, the depositary may make these rights available to you. The depositary must first receive satisfactory evidence from us that it is lawful to do so. If the depositary does not receive such evidence and it is feasible to do so, the depositary will sell the rights if it is practicable to do so and distribute the proceeds in the same way as it would do with cash. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

The depositary will not be responsible for any failure to determine that it may be lawful or feasible to make the rights available to you.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable or (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices).

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, withdrawal and cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such common shares.

Common shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such common shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by us or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the common shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of common shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at a designated transfer office in New York. ADRs issued in book-entry form will be reflected on a statement which will be mailed to the address set forth on the books of the depositary.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The common shares are duly authorized, validly issued and outstanding, fully paid, non-assessable and free of any preemptive rights.

•	You are duly authorized to deposit the common shares.

•	The common shares presented for deposit are not “restricted securities” (as defined in the deposit agreement) or have been registered under the Securities Act.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations. Under Korean laws and regulations, the depositary is required to obtain our prior consent for the deposit of any number of common shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of common shares deposited by us or with our consent for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of common shares on deposit with the depositary at the time of such proposed deposit.

We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or Korean law and the total number of our common shares on deposit with the depositary, including common shares deposited in connection with this offering, would not exceed 1,500,000. Additionally, we consented to the deposits of any and all common shares which result from a stock split, stock dividend and any rights offering. Currently our articles of incorporation would not prohibit any such deposits.

How do you cancel an ADS and obtain deposited securities?

Upon surrendering your ADSs at the depositary’s office, the depositary will, upon (1) payment of certain applicable fees, charges and taxes, (2) receipt of proof satisfactory to the depositary of such information as it may deem necessary and proper, and (3) compliance with such regulations as the depositary may establish consistent with the deposit agreement, deliver the deposited securities represented by your ADSs to your order at the custodian’s office in Korea.

At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request if it is permitted to do so by applicable law.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with any laws or governmental regulations relating to the ADSs or to the withdrawal of deposited securities.

The ADSs may only be presented for cancellation and release of the underlying common shares. Holders of ADRs evidencing less than 10 ADSs will not be entitled to delivery of common shares unless such ADRs, together with other ADRs presented by the same holder at the same time, represent in the aggregate at least 10 ADSs. If any ADSs are surrendered but not cancelled pursuant to the preceding sentence, the depositary will execute and deliver an ADR or ADRs evidencing the balance of ADSs not so cancelled to the person or persons surrendering the same.

This right of withdrawal may not be limited by any other provision of the deposit agreement. On the date hereof, any holder of ADRs who wants to withdraw common shares must register its identity with the Financial Supervisory Service of Korea before the acquisition of common shares, if such registration has not been made unless such holder intends to sell the common shares within three months.

Voting rights

How do you vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the common shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the common shares which underlie your ADSs, subject to Korean laws and the provisions of our articles of incorporation. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will endeavor, insofar as practicable and subject to Korean laws and the provisions of our articles of incorporation, to vote or to have its agents vote the common shares or other deposited securities represented by your ADSs as you instruct. The depositary will not itself exercise any voting discretion. ADSs for which no voting instructions have been received will not be voted. You may only exercise the voting rights in respect of 10 ADSs or multiples of 10 ADSs. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions (if it acts in good faith), for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Record dates

The depositary may fix record dates, after consultation with us, if practicable, for the determination of the ADR holders who will be entitled:

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of any voting rights, or

•	to receive any notice or to act in respect of other matters

, all subject to the provisions of the deposit agreement.

The record date will be as near as practicable to the corresponding record date fixed by us for our common shares.

Dissent and appraisal rights

In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. See “Description of capital stock — Rights of dissenting shareholders.” However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares and become a direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

Reports and other communications

Will I be able to view Webzen’s reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish to the depositary our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in accordance with U.S. GAAP and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, the depositary will distribute copies of such communication (or English translations or summaries thereof prepared by us) furnished by us to ADR holders.

Fees and expenses

What fees and expenses will I be responsible for paying?

You will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of common shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) delivered or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of ADRs made;

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register, or the books of the custodian, in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of Won into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment in Korea) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

The fees described above may be amended from time to time.

Payment of taxes

Before making any distribution or other payment on any deposited securities, we will be required to make such deductions (if any) which, by the laws of Korea, we are required to make in respect of any income, capital gains or other taxes and we may also deduct the amount of any tax or governmental charges payable by us or for which we might be made liable in respect of such distribution or other payment or any document signed in connection therewith. In making such deductions, neither we nor the depositary shall have any obligation to any ADR holder to apply a rate under any treaty or other arrangement between Korea and the country within which such ADR holder is a resident, unless such ADR holder has timely provided to us directly or through the depositary or custodian evidence of residency that is accepted by the relevant tax authorities of Korea. The depositary will use reasonable efforts to make available, at a cost, a mechanism to enable ADR holders to secure at the source any reduced rates of tax available to such ADR holders under any treaties between Korea and countries within which any such ADR holders may be residents. By holding an ADR or an interest therein, you will be agreeing to indemnify each of us, the depositary, the custodian and each of our respective directors, employees, agents and affiliates against, and hold each harmless from, any claims by any governmental authority with respect to penalties or interest arising out of any reduced rate of withholding, at source, or other tax benefit obtained.

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may refuse to effect any registration, transfer, split up, combination or withdrawal of common shares and may also deduct the amount thereof from any cash distributions, or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, recapitalizations and mergers

If we take certain actions that affect the deposited securities, including any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions; or

•	sell any securities or property received and distribute the proceeds as cash.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges and certain expenses of depositary), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement upon the resignation or removal of the depositary by giving the ADR holders at least 30 days prior notice, and it must do so at our request. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADR holders who surrender their ADRs, and to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales together with any other cash then held by it, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Requirements for depositary actions

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation any ADRs, the delivery of any distribution in respect thereof, the depositary and its custodian may require:

•	payment with respect thereto of any stock transfer or other tax or other governmental charge, any stock transfer or registration fees in effect for the registration of transfers of common shares or other deposited securities upon any applicable register, and any applicable fees and expenses described in the ADR;

•	the production of proof satisfactory to it of the identity and genuineness of any signature and such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the common shares on the books maintained by us or on our behalf for the transfer and registration of common shares or the books of the custodian, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

Additionally, as a condition of accepting common shares for deposit, the depositary may require that the person making such deposit furnish evidence satisfactory to it that any necessary approvals have been waived or granted by any governmental or quasi-governmental body or agency in Korea, including, without limitation, any such body which is then performing the function of regulation of currency exchange. The depositary may also suspend the issuance of ADSs, the deposit of common shares, the registration, transfer, split-up or combination of ADSs if the register for ADSs or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement provides, or the ADRs provide, shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to become involved in a lawsuit or other proceeding related to the deposited securities or the ADRs. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages except to the extent such damages arise from gross negligence or willful misconduct.

For the avoidance of doubt, the depositary shall have no responsibility whatsoever to us, any ADR holder or any other person with respect to any deficiency which might arise because the depositary is subject to any tax in respect of the common shares or any part thereof or any income therefrom or any proceeds thereof.

The depositary may own and deal in deposited securities and in ADSs.

Books of depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADSs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

The depositary or its agent will also maintain facilities for the delivery and receipt of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of common shares (or rights to receive common shares from us or any entity recording common share ownership or transactions on our behalf). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying common shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the depositary for the benefit of ADR holders; and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying common shares;

•	assigns all rights in such common shares to the depositary;

•	holds such common shares for the account of the depositary; and

•	will deliver such common shares to the custodian as soon as practicable and promptly upon demand therefor.

In general, the number of ADSs that may be outstanding at any given time as a result of pre-release will be limited to 30% of all ADSs, excluding those evidenced by pre-released ADRs. However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Disclosure of Interests

The provisions of or governing the common shares and other deposited securities may require disclosure of ownership information or impose limits on ownership of such securities, and may provide for transfer, voting or other rights to be blocked in order to enforce such requirements or limits. By holding an ADS you will be agreeing to comply with such disclosure requirements and ownership limits and to cooperate in the depositary’s compliance efforts.

Shares eligible for future sale

Upon completion of this offering, we will have an aggregate of 4,370,000 common shares outstanding (based upon shares outstanding as of the date hereof, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options). Of these shares, the 870,000 (or, 1,000,500 shares if the over-allotment option is exercised in full) shares underlying the ADSs sold in this offering will be freely tradable without restriction under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 3,500,000 shares held by existing shareholders are “restricted securities” as that term is defined in Rule 144. Restricted shares may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, restricted shares may be sold outside the United States on KOSDAQ or otherwise pursuant to Regulation S.

We and our directors and officers have agreed with the underwriters that, without the prior consent of J.P. Morgan Securities Inc., subject to certain exceptions, neither we nor any of our directors or officers will, for a period of 180 days following the date of this prospectus offer, sell, or contract to sell any of our ADSs or common shares or any economic interests therein. See “Underwriting.”

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted common shares for at least one year, including a person who may be deemed our affiliate, would be entitled to sell within any three-month period a number of the common shares that does not exceed the greater of 1% of the number of the common shares then outstanding (which will equal approximately 43,700 common shares immediately after this offering, assuming no exercise by the underwriters of their over-allotment option and no exercise of outstanding options) or the average weekly trading volume of the common shares, as represented by the ADSs on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under 144(k), a person who:

•	is not deemed to have been our affiliate at any time during the three months preceding a sale;

•	beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate); and

•	is not an affiliate at the time of the sale,

is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Korean foreign exchange controls and securities regulations

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Minister of Finance and Economy, or the MOFE. The Financial Supervisory Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (1) if the Government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOFE may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with Korea Government in connection with the issuance of ADSs

In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOFE. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

Under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of common shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs), and (2) the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or applicable Korean Law and the total number of our common shares on deposit with the depositary would not exceed 1,500,000.

Reporting requirements for holders of substantial interests

Any person whose direct or beneficial ownership of common shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for common shares and certain equity-related debt securities, such as convertible bonds and bonds with warrants, or collectively, the equity securities, together with the equity securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding equity securities, is required to report the status of such holding to the FSC and the Korea Securities Dealers Association, or the KSDA, within five business days after reaching the 5% ownership interest level. In addition, any change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding equity securities is required to be reported to the FSC and the KSDA within five business days from the date of such change.

Violation of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment, and may result in a loss of voting rights with respect of the ownership of equity securities exceeding 5%. Furthermore, the FSC may issue an order requiring the disposition of such non-reported equity securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of shares accounts for 10% or more of the total issued and outstanding shares, or the major shareholder, must report the status of his shareholding to the Korea Securities Futures Commission, or the KSFC, and the KSDA within ten days after he/she becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the KSFC and the KSDA within the tenth day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Restrictions applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal, provided that a foreigner who intends to acquire such shares must obtain an Investment Registration Card from the Financial Supervisory Service, or FSS, as described below. The acquisition of such shares by a foreigner must be reported immediately by the foreigner or his standing proxy in Korea to the Governor of the FSS, or the Governor.

Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions applicable to shares

As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (such laws and regulations will be referred to as the Investment Rules) adopted in connection with the stock market opening in January 1992, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or KOSDAQ, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of converted shares, by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts issued outside Korea by a Korean company;

•	acquisition of shares by foreign companies as a result of a merger;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends; and

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded.

For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares which are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or KOSDAQ (including converted shares) to register its identity with the FSS, prior to making any such investment; however, such registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling such converted shares within three months from the date of acquisition thereof. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ, in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment trust companies, internationally recognized foreign custodians, futures trading companies, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ right, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between the laws of Korea and the home country of such foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. With certain exceptions, designated public corporations may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has such ceiling. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company. A foreigner who has acquired shares in excess of any ceiling may not exercise his voting rights with respect to the shares exceeding such limit, and the FSC may take necessary corrective action against such foreigner pursuant to the Korean Securities and Exchange Act.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.

Securities companies and investment trust companies are allowed to open foreign currency accounts and Won accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

Taxation

Korean taxation

The following discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable is the opinion of Hanol Law Offices. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the shares or ADSs

We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5%, including local surtax, generally will apply. If you are a beneficial owner of ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you

•	are an individual U.S. resident, a U.S. corporation or a partnership or trust to the extent your income is subject to taxation in the United States as the income of a U.S. resident;

•	are not also a resident of Korea for purposes of the tax treaty between the United States and Korea;

•	are not subject to any anti-treaty shopping article that applies in limited circumstances; and

•	do not hold ADSs in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Holders of ADSs may submit evidence of tax residence to us through the depositary for the ADSs (see “Description of American Depositary Shares — Payment of taxes” in this prospectus). Holders of common shares may submit evidence of tax residence to us through the Korea Securities Depository. Excess taxes withheld generally are not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean tax.

Taxation of capital gains

You are exempt from Korean taxation on capital gains realized upon sale of shares through the Korea Stock Exchange or the KOSDAQ if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, provided that you have no permanent establishment in Korea (whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt from Korean taxation on the capital gains realized by the disposition of ADSs or shares. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Special Tax Treatment Control Law of Korea.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11% (including resident surtax) of the gross realization proceeds and, subject to the production of satisfactory evidence of the acquisition cost and transfer expenses of the ADSs, 27.5% (including resident surtax) of the net capital gains. The gain is calculated as the gross realization proceeds less the acquisition cost and transfer expenses.

If you sell your common shares or ADSs, the purchaser or, in the case of the sale of shares through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authority, unless you establish your entitlement to an exemption of taxation under an applicable tax treaty or produce satisfactory evidence of its acquisition and transfer costs for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depository), as the case may be, the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your tax residence country prior to or at the time of payment. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

Inheritance tax and gift tax

If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the common shares underlying the ADSs. If you are treated as the owner of the common shares, the heir or the donee (or you, if the donee fails to pay) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of such ADSs or shares is greater than a specified amount.

Securities transaction tax

You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the share when traded on the Korea Stock Exchange. If you transfer shares through KOSDAQ, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares and will not be subject to an agriculture and fishery special tax. If your transfer of shares is not made on the Korea Stock Exchange or KOSDAQ, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

The securities transaction tax or the agriculture and fishery special tax is not applicable if (1) shares are listed on a designated foreign stock exchange (e.g., New York Stock Exchange or Nasdaq National Market) and (2) the sale of shares takes place on such exchange.

According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. However, questions have been raised as to whether this ruling is also applied to the surrender of depositary shares. Although the tax authorities recently issued another tax ruling indicating that securities transaction tax would be imposed “when depositary shares which were issued upon deposit with an overseas depositary of stock issued by a Korean company is later converted into the underlying stock” except for the case mentioned in the above ruling issued by the Korean tax authorities, it is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying shares by holders of depositary shares other than initial holders. Accordingly, there can be no assurance that the holders of ADSs other than initial holders will not be subject to the securities transaction tax when they withdraw the shares upon surrendering the ADSs.

U.S. federal income tax considerations

The following discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of ADSs or common shares is the opinion of Davis Polk & Wardwell. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold ADSs or common shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding common shares or ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations; or

•	persons holding common shares or ADSs that own or are deemed to own more than ten percent of any class of our stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ADSs or common shares in your particular circumstances.

The discussion below applies to you only if you are a beneficial owner of ADSs or common shares and are, for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Korean taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of distributions

Subject to the passive foreign investment company rules described below, distributions paid on ADSs or shares, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Under recently enacted legislation, a dividend received by a non-corporate holder on common shares or ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisors regarding the implications of this new legislation in your particular circumstances. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Korean taxes. The dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code. Such dividends will constitute passive income for foreign tax credit purposes or, for certain holders, financial services income.

Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the dividend into U.S. dollars on the date of its receipt.

Korean taxes withheld from cash dividends on common shares or ADSs at the rate provided in the treaty with the United States will be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Korean taxes withheld in excess of the rate provided in the U.S. treaty will not be eligible for credit against your U.S. federal income tax liability until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. See “Taxation — Korean taxation — Dividends on the shares or ADSs” for a description of how you can secure the treaty rate for withholding on dividends paid by us. Instead of claiming a credit, you may, at your election, deduct otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and other disposition of ADSs or common shares

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive foreign investment company rules

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2003. Our expectation is based on our estimates of the value of our assets, as determined by estimates of the price of our common shares, as of March 31, 2003 (prior to our May 2003 listing on KOSDAQ), and as of June 30, 2003 and September 30, 2003, and the current price of our common shares. Our actual PFIC status for 2003 will not be determinable until the close of 2003 taxable year. As a result, Davis Polk & Wardwell is not opining on our PFIC status for our 2003 taxable year.

A non-U.S. corporation will be considered a PFIC if either (1) 75% or more of its gross income in a taxable year is passive income or (2) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. As PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among other things, goodwill and any equity investments in less than 25%-owned entities) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In particular, the market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS or a common share, certain adverse consequences could apply to the United States holder.

In general, if we are treated as a PFIC for any taxable year, gain recognized by such U.S. holder on a sale or other disposition of an ADS or a common share would be allocated ratably over the U.S. holder’s holding period for the ADS or common share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or common shares in excess of 125% of the average annual distributions on ADSs or common shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

Information reporting and backup withholding

Information returns may be filed with the Internal Revenue Service in connection with the payment of dividends and sales proceeds. You may be subject to backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Underwriting

J.P. Morgan Securities Inc. is the representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, have severally agreed to purchase from us, and we have agreed to sell to them, the respective number of ADSs indicated in the following table.

Name	Number of ADSs

J.P. Morgan Securities Inc.
Daiwa Securities SMBC Hong Kong Limited
ING Bank N.V.

Total	8,700,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are committed to take and pay for all of the ADSs offered by us if any ADSs are taken.

We have granted to the underwriters an option to purchase up to 1,305,000 additional ADSs within 30 days from the date of this prospectus, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise these options, each of the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the table above bears to the total number of ADSs listed next to the names of all underwriters in the table above. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and total proceeds to us, before the deduction of expenses, would be US$            .

The total underwriting discounts and commissions we will pay to the underwriters will be 5% of the total offering price of the ADSs. The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

Underwriting discounts and commissions

Name	No exercise	Full exercise

Per ADS	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$2 million.

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with the offer and sale of the ADSs. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, all amounts are estimates. The underwriters have agreed to reimburse us for all of our expenses incurred in connection with this offering, to the extent that such expenses exceed those that will be otherwise reimbursed by JPMorgan Chase Bank, as depositary for the ADSs.

Securities and Exchange Commission Registration Fee(1)	US$ 9,985.59
Nasdaq National Market Listing Fee	100,000.00
National Association of Securities Dealers, Inc. Filing Fee	14,950.00
Printing Expenses	150,000.00
Legal Fees and Expenses	920,000.00
Accounting Fees and Expenses	570,000.00
Depositary Expense	—
Miscellaneous	250,000.00

Total	US$2,014,935.59

(1)	Consists of the registration fee for our common shares on Form F-1 (Registration No. 333-110321) and for our ADSs on Form F-6 (Registration No. 333-110322).

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$             per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of US$             per ADS to certain other dealers. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the ADSs offered in this offering.

We and our directors and officers that, as of October 31, 2003, in the aggregate hold 820,929 shares of our common shares, have agreed with the underwriters that, without the prior consent of J.P. Morgan Securities Inc., neither we nor any of our directors or officers will, for a period of 180 days following the date of this prospectus:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file a registration statement with respect to any of our ADSs or common shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or common shares; or

•	enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ADSs or common shares;

whether any transaction described above is to be settled by the delivery of ADSs, our common shares or such other securities, in cash or otherwise. The 180-day period above may be automatically reduced or extended under certain limited circumstances.

The restrictions in the above paragraph applicable to us do not apply to:

•	the ADSs and the underlying common shares to be sold in this offering; and

•	any common shares to be issued upon the exercise of options granted under existing stock option plans or a sale of securities to members of the employee stock ownership association or an issuance of such securities to our officers, directors and employees.

Prior to the offering, there has been no public market for the ADSs. We and our underwriters expect to determine the initial public offering price for the ADSs by reference to the market price of our common shares on the KOSDAQ. There can be no assurance that an active trading market for our ADSs will develop. It is also possible that after the offering, our ADSs will not trade in the public market at or above the initial public offering price.

The ADSs have been approved for quotation on the Nasdaq National Market under the symbol WZEN.

We are not currently aware of any of our principal shareholders, directors, members of our management or any other persons intending to purchase more than 5% of the ADSs offered in connection with this offering.

J.P. Morgan Securities Inc. may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of our underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

Certain of the underwriters or their affiliates are providing, have provided or may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith. The address of the representative of the underwriters, J.P. Morgan Securities Inc., is at 277 Park Avenue, New York, New York 10172.

Selling restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each of the underwriters has represented and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the date of the issuance of the ADSs, will not offer or sell any ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by it in relation to any ADSs, in, from or otherwise involving the United Kingdom; and

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to the underwriters.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Each of the underwriters has represented, warranted and agreed that it has not offered or sold and will not offer or sell any ADSs nor make any ADSs the subject of an invitation for subscription or purchase, nor will it circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (subject to certain filing requirements):

•	to an institutional investor or other person specified in Section 274 of the SFA;

•	to a sophisticated investor (as defined in Section 275 of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Korea

Each of the underwriters has represented and agreed that it has not and will not, directly or indirectly, offer, sell or deliver any ADSs in Korea or to, or for the account or benefit of, any resident of Korea, or to others for reoffering or resale, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations.

Hong Kong

Each of the underwriters has represented and agreed that:

•	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ADSs, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and

•	it has not issued and will not issue any invitation, advertisement or document relating to the ADSs in Hong Kong (except if permitted to do so under the securities laws of Hog Kong) other than with respect to the ADSs which are intended to be disposed of only to professional investors (as defined under the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong) or otherwise permitted under such ordinance.

Japan

Each underwriter has acknowledged and agreed that the ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

Legal matters

Certain legal matters in connection with the offered ADSs will be passed upon for us by Davis Polk & Wardwell, our United States counsel, and by Hanol Law Offices, our Korean counsel. Certain legal matters with respect to the offered ADSs will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, United States counsel for the underwriters, and by Shin & Kim, Korean counsel for the underwriters. Davis Polk & Wardwell may rely as to all matters of Korean law on the opinion of Hanol Law Offices. Hanol Law Offices may rely as to all matters of New York and United States federal law on the opinion of Davis Polk & Wardwell. Paul, Hastings, Janofsky & Walker LLP may rely as to all matters of Korean law on the opinion of Shin & Kim. Shin & Kim may rely as to all matters of New York and United States federal law on the opinion of Paul, Hastings, Janofsky & Walker LLP.

Experts

Our financial statements as of December 31, 2001 and 2002, and for the period from April 28, 2000 (inception date) to December 31, 2000 and for the years ended December 31, 2001 and 2002, included in this prospectus, have been so included in reliance on the report of Samil Accounting Corporation, independent accountants, given on the authority of said firm as experts in accounting and auditing. The address of Samil Accounting Corporation is Kukje Center Building, 191 Hanganro 2-ga, Yongsan-ku, Seoul 140-702, Korea. Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Forward-looking statements

This prospectus contains forward-looking statements that relate to future events or our future financial performance. These statements are found in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “The Korean online game industry,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” or “will,” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under “Risk factors” as well as those included elsewhere in this prospectus.

These forward-looking statements include, but are not limited to, statements relating to:

•	our anticipated capital expenditures for the planned upgrades and expansions of our network and the ability to fund these expenditures;

•	our expectations about growth in demand for our games;

•	acquisitions or investments in businesses, products or technologies that are complementary to our own;

•	our ability to adjust to technological change;

•	our ability to effectively compete in a highly competitive environment; and

•	our belief about the effects of government regulation on our business.

We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this prospectus might not occur and our actual results caused differ materially from those anticipated in these forward-looking statements.

Enforceability of civil liabilities

We are organized under the laws of Korea, and all of our directors and officers and some of the experts named herein reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have been advised by our Korean counsel, Hanol Law Offices, that in their opinion, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

Where you can find more information

We have filed a registration statement on Form F-1 with the SEC under the Securities Act covering the common shares represented by the ADSs offered by this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. You should refer to our registration statements and the related exhibits and schedules if you would like to find out more about us and about the ADSs and the common shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer to. Since this prospectus may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statements.

You may review copies of the registration statements at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also get copies of all or any portion of the registration statements from the public reference room, the regional offices or by calling the SEC at 1-800-SEC-0330 or by writing the SEC, upon payment of a prescribed fee. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site http://www.sec.gov.

Upon completion of the offering, we will be subject to the information requirements of the United States Securities Exchange Act of 1934, or the Exchange Act, and, in accordance therewith, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information can be inspected at the public reference room at the SEC and at the SEC regional offices referred to above. You can also obtain copies of the material from the public reference room, the regional offices or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Webzen’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish to JPMorgan Chase Bank, as depositary for the ADSs, our annual reports, which will include a review of operations and annual audited financial statements prepared in accordance with U.S. GAAP and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request, arrange for the mailing of these documents to all holders of record of ADSs.

Index to financial statements

Page

Consolidated balance sheets as of September 30, 2002 and 2003 (unaudited)	F-2

Consolidated statements of operations for the nine months ended September 30, 2002 and 2003 (unaudited)	F-3

Consolidated statements of changes in stockholders’ equity for the nine months ended September 30, 2002 and 2003 (unaudited)	F-4

Consolidated statements of cash flows for the nine months ended September 30, 2002 and 2003 (unaudited)	F-5

Notes to consolidated financial statements (unaudited)	F-6

Report of independent auditors	F-11

Balance sheets as of December 31, 2001 and 2002	F-12

Statements of operations for the period from April 28, 2000 (date of inception) to December 31, 2000 and for the years ended December 31, 2001 and 2002	F-13

Statements of changes in stockholders’ equity for the period from April 28, 2000 (date of inception) to December 31, 2000 and for the years ended December 31, 2001 and 2002	F-14

Statements of cash flows for the period from April 28, 2000 (date of inception) to December 31, 2000 and for the years ended December 31, 2001 and 2002	F-15

Notes to financial statements	F-16

Webzen Inc.

Consolidated balance sheets

September 30, 2002 and 2003 (unaudited)

(in millions of Korean Won and in thousands of US dollars, except per share data)	September 30, 2002		September 30, 2003		(Note 2) September 30, 2003

Assets
Current assets
Cash and cash equivalents	(Won)	4,398	(Won)	27,178	$23,629
Short-term financial instruments		6,500		25,706	22,349
Accounts receivable (less allowance of (Won)711, (Won)2,240 and $1,947, respectively)		4,053		6,688	5,815
Deferred income tax assets		288		833	724
Advance payment for buildings		1,000		—	—
Prepaid expenses and other current assets		504		1,039	904

Total current assets		16,743		61,444	53,421

Investments in related equity investment		—		3,498	3,041
Property and equipment, net of accumulated depreciation		1,693		12,939	11,249
Long-term investments		—		2,302	2,001
Leasehold and other deposits		1,255		849	738
Intangible assets		—		622	541
Non-current deferred income tax assets		142		—	—
Other non-current assets		186		448	390

Total assets	(Won)	20,019	(Won)	82,102	$71,381

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	(Won)	595	(Won)	1,605	$1,396
Deferred income		2,847		3,809	3,312
Income taxes payable		1,900		3,382	2,940
Value added taxes payable		652		883	768
Other current liabilities		51		122	106

Total current liabilities		6,045		9,801	8,522

Long-term deferred income		728		617	536
Accrued severance benefits		392		1,153	1,003
Non-current deferred income tax liabilities		—		957	832
Guarantee deposits		—		1,937	1,684

Total liabilities	(Won)	7,165	(Won)	14,465	$12,577

Minority interest		—		257	223

Commitments and contingencies
Stockholders’ equity
Preferred stock, (Won)500 par value, 1,270,000 and 1,750,000 shares authorized at September 30, 2002 and 2003, respectively, no shares issued and outstanding at September 30, 2002 and 2003		—		—	—
Convertible stock, (Won)500 par value, 1,270,000 and 1,750,000 shares authorized at September 30, 2002 and 2003, respectively, no shares issued and outstanding at September 30, 2002 and 2003		—		—	—
Common stock, (Won)500 par value, 37,460,000 and 36,500,000 shares authorized, and 2,540,000 and 3,500,000 shares issued and outstanding at September 30, 2002 and 2003, respectively		1,270		1,750	1,521
Additional paid-in capital		1,352		30,483	26,502
Loans to employees related to employee stock purchase plan		—		(3,017)	(2,623)
Retained earnings		10,232		38,164	33,181

Total stockholders’ equity		12,854		67,380	58,581

Total liabilities and stockholders’ equity	(Won)	20,019	(Won)	82,102	$71,381

The accompanying notes are an integral part of these financial statements.

Webzen Inc.

Consolidated statements of operations

For the nine months ended September 30, 2002 and 2003 (unaudited)

(in millions of Korean Won and in thousands of US dollars, except per share data)	2002		2003		(Note 2) 2003

Net revenues
Online game subscriptions	(Won)	18,868	(Won)	35,699	$31,037
Royalties and license fees		148		5,800	5,042

Total net revenues		19,016		41,499	36,079
Cost of revenues		1,745		4,382	3,810

Gross profit		17,271		37,117	32,269
Operating expenses
Selling, general and administrative		5,464		11,785	10,246

Operating income		11,807		25,332	22,023
Other income (expense)
Interest income		115		892	776
Loss on disposal of property		(68)		—	—
Foreign currency gains (losses)		42		(320)	(278)
Other, net		(32)		(42)	(37)

Income before income tax expenses, equity in earnings of related equity investment and minority interest		11,864		25,862	22,484
Income tax expenses		1,704		4,026	3,500

Income before equity in earnings of related equity investment and minority interest		10,160		21,836	18,984
Equity in earnings of related equity investment, net of taxes		—		2,535	2,204

Income before minority interest		10,160		24,371	21,188
Minority interest		—		58	51

Net income	(Won)	10,160	(Won)	24,429	$21,239

Earnings per share
Basic	(Won)	4,000	(Won)	8,122	$7.06

Diluted	(Won)	4,000	(Won)	8,095	$7.04

Weighted average number of shares outstanding
Basic		2,540,000		3,007,692	3,007,692

Diluted		2,540,000		3,017,989	3,017,989

The accompanying notes are an integral part of these financial statements.

Webzen Inc.

Consolidated statements of changes in stockholders’ equity

For the nine months ended September 30, 2002 and 2003 (unaudited)

(in millions of Korean Won and in thousands of US dollars, except number of shares)	Common Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Loans to Employees Related to Employee Stock Purchase Plan		Total

Balance at January 1, 2002	2,540,000	(Won)	1,270	(Won)	1,315	(Won)	72	(Won)	—	(Won)	2,657
Issuance of stock option	—		—		37		—		—		37
Net income	—		—		—		10,160		—		10,160

Balance at September 30, 2002	2,540,000	(Won)	1,270	(Won)	1,352	(Won)	10,232	(Won)	—	(Won)	12,854

Balance at January 1, 2003	2,540,000	(Won)	1,270	(Won)	1,389	(Won)	13,735	(Won)	—	(Won)	16,394
Issuance of common stock, net	960,000		480		29,049		—		—		29,529
Loans to employees related to employee stock purchase plan	—		—		—		—		(3,017)		(3,017)
Amortization of deferred stock compensation	—		—		45		—		—		45
Net income	—		—		—		24,429		—		24,429

Balance at September 30, 2003	3,500,000	(Won)	1,750	(Won)	30,483	(Won)	38,164	(Won)	(3,017)	(Won)	67,380

(Note 2)	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Loans to Employees Related to Employee Stock Purchase Plan	Total

Balance at January 1, 2003	2,540,000	$1,104	$1,208	$11,942	$—	$14,254
Issuance of common stock, net	960,000	417	25,255	—	—	25,672
Loans to employees related to employee stock purchase plan	—	—	—	—	(2,623)	(2,623)
Amortization of deferred stock compensation	—	—	39	—	—	39
Net income	—	—	—	21,239	—	21,239

Balance at September 30, 2003	3,500,000	$1,521	$26,502	$33,181	$(2,623)	$58,581

The accompanying notes are an integral part of these financial statements.

Webzen Inc.

Consolidated statements of cash flows

For the nine months ended September 30, 2002 and 2003

(unaudited)

(in millions of Korean Won and in thousands of US dollars)	2002		2003		(Note 2) 2003

Cash flows from operating activities
Net income	(Won)	10,160	(Won)	24,429	$21,239
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		312		1,274	1,108
Provision for accrued severance benefits		321		745	647
Loss on disposal of property and equipment		68		—	—
Equity in earnings of related equity investment		—		(3,606)	(3,135)
Amortization of deferred stock compensation		37		45	39
Minority interest		—		(58)	(51)
Deferred income taxes		(322)		862	750
Changes in operating assets and liabilities
Accounts receivable		(2,806)		(2,332)	(2,027)
Accounts payable and accrued expenses		368		(239)	(208)
Deferred income		2,568		335	291
Income taxes payable		1,772		876	762
Value added taxes payable		491		294	256
Other current liabilities		33		(42)	(37)
Payment of severance benefits		(4)		(18)	(15)
Others, net		(543)		(365)	(317)

Net cash provided by operating activities		12,455		22,200	19,302

Cash flows from investing activities
Increase in short-term financial instruments		(6,449)		(17,663)	(15,357)
Advance payment for buildings		(1,000)		—	—
Purchase of long-term investments		—		(2,302)	(2,001)
Purchase of property and equipment		(1,394)		(8,004)	(6,959)
Cash paid for acquisition, net of cash acquired		—		(206)	(179)
Decrease (increase) in leasehold and other deposits		(1,186)		417	363
Others, net		(33)		(403)	(351)

Net cash used in investing activities		(10,062)		(28,161)	(24,484)

Cash flows from financing activities
Issuance of common stock, net		—		29,529	25,673
Repayment of borrowing		—		(88)	(77)
Loan to employees		—		(3,017)	(2,623)

Net cash provided by financing activities		—		26,424	22,973

Net increase in cash and cash equivalents		2,393		20,463	17,791
Cash and cash equivalents
Beginning of year		2,005		6,715	5,838

End of year	(Won)	4,398	(Won)	27,178	$23,629

Supplemental cash flow information
Cash paid during the year for income taxes	(Won)	137	(Won)	3,290	$2,860
Fair value of assets acquired	(Won)	—	(Won)	514	$430
Less liabilities assumed		—		(122)	(102)

Cash paid		—		392	328
Less: Cash acquired		—		(186)	(162)

Net cash paid	(Won)	—	(Won)	206	$172
Supplemental non-cash activities
Guarantee deposits	(Won)	—	(Won)	1,937	$1,684

The accompanying notes are an integral part of these financial statements.

Webzen Inc.

Notes to consolidated financial statements

September 30, 2002 and 2003 (unaudited)

1.    Basis of presentation

The accompanying unaudited interim financial statements of Webzen Inc. (“the Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2002 included in this registration statement. The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the nine months ended September 30, 2002 and 2003 are not necessarily indicative of the results that may be expected for the years ending December 31, 2002 and 2003.

2.    United States dollar amounts

The Company maintains its accounting records and prepares its financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the Korean Won rate of 1,150.2 to the US dollar. Such translations should not be construed as representations that the Korean Won amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

3.    Investments in Related Equity Investment

Summarized financial information for the Company’s equity method investment in related equity investment as of and for the nine-months ended September 30, 2003 is as follows:

(in millions of Korean Won)

Financial position information of the equity investment
Current assets	(Won)	10,417
Property and equipment		6,856
Current liabilities		10,135
Retained earnings		5,964
Total equity		7,138

Income statement information of the equity investment
Revenue	(Won)	22,218
Operating income		8,642
Net income		7,351

The Company recorded (Won)2,535 million of equity in earnings, net of income tax for the nine months ended September 30, 2003 in proportion to the Company’s interest.

Webzen Inc.

Notes to consolidated financial statements

September 30, 2002 and 2003 (unaudited)

4.    Acquisitions

On July 16, 2003, the Company acquired 55.4% of the outstanding common stock of Flux Inc. (“Flux”), a privately held wireless game developer, for (Won)392 million in cash.

The acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standard (“SFAS”) 141, “Business Combination”. Pro forma results of operations have not been presented because the historical results of operations of Flux are not material to the Company’s consolidated results of operations.

The Company’s management has estimated the fair value of the assets acquired and liabilities assumed on the date of acquisition, as follows:

(in millions of Korean Won)

Current assets	(Won)	186
Property and equipment		22
Other assets		10
Intangible assets		711

Total assets acquired		929

Current liabilities	(Won)	196
Long term liabilities		25

Total liabilities acquired		221

Net assets acquired		708
Percentage of interest		55.4%

Total consideration	(Won)	392

The Company has identified intangible assets relating to twelve mobile games and a right to operate the Korean version of a website, “handango.com.” These intangible assets were valued at (Won)711 million, and therefore there was no residual goodwill. The Company has estimated the useful life of these intangible assets to be two years. These intangible assets will be amortized on a straight line basis over that useful life and will be reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Amortization expense of these finite-lived intangible assets was (Won)89 million for the nine months ended September 30, 2003. The estimated future amortization expense of purchased intangible assets as of September 30, 2003 is as follows:

(in millions of Korean Won)

2003	(Won)	89
2004		355
2005		178

	(Won)	622

Webzen Inc.

Notes to consolidated financial statements

September 30, 2002 and 2003 (unaudited)

5.    Property and equipment

Changes in property and equipment are as follows:

(in millions of Korean Won)	December 31, 2002		Increase		September 30, 2003

Land	(Won)	—	(Won)	2,194	(Won)	2,194
Buildings		—		4,948		4,948
Computer and equipment		2,904		2,077		4,981
Furniture and fixtures		238		1,100		1,338
Software-externally purchased		467		707		1,174

		3,609	(Won)	11,026		14,635

Less: accumulated depreciation and amortization		(487)				(1,696)

	(Won)	3,122			(Won)	12,939

Land and buildings were acquired in March and May, 2003 for use as the Company’s headquarters offices. The Company also increased network infrastructure and fixtures during 2003, to support expanding operations.

6.    Guarantee deposits

In May 2003, the Company entered into an agreement to purchase building space located in Seoul, Korea. Concurrent with the purchase, the Company agreed to allow the existing tenant to continue to lease a portion of the purchased space until 2005. The former owner had received a leasehold guarantee deposit in the amount of (Won)1,937 million from the tenant in lieu of rental payments. When the Company agreed to purchase the building space from the former owner, it deducted the leasehold guarantee deposit amount from the purchase price and agreed to refund the deposit amount to the tenant upon the termination of the lease. In the Korean real estate market, guarantee deposits are often received in lieu of rental payments and are free of interest, typically utilized by the landlord for the duration of the lease, and returned to the tenant upon the termination of the lease.

7.    Initial public offering

On May 21, 2003, the Company issued 960,000 common shares at (Won)32,000 per share to the public through an initial public offering, which generated net proceeds of (Won)29,529 million. The common stock of the Company was registered with the Korea Securities Dealers Automated Quotations (“KOSDAQ”) on May 23, 2003.

Concurrent with the offering, the Company established an employee stock purchase plan, permitting all of the Company’s employees to purchase shares at the initial share price of (Won)32,000 on May 21, 2003. Subsequent purchases will be made at the fair value on the date of the acquisition. The Company is not required to and does not make any contributions to this

Webzen Inc.

Notes to consolidated financial statements

September 30, 2002 and 2003 (unaudited)

plan. Members of the Company’s employee stock purchase plan had pre-emptive rights to acquire up to 20% of the Company’s shares in the initial public offering pursuant to the Korean Securities and Exchange Act.

Pursuant to the employee stock purchase plan, 192,000 shares were issued to the employees at (Won)32,000 per share upon the initial public offering. Accordingly, no compensation expense was recognized. The Company’s employees purchased a substantial portion of their shares through borrowings from banks and the Company.

As of September 30, 2003, the Company provided (Won)2,302 million of its long-term financial investments to banks as collateral for the employees’ borrowings. The guarantees were given pursuant to the Company’s employee stock purchase plan. As of September 30, 2003, the Company also provided interest-free loans to these employees worth (Won)3,017 million, which was deducted from equity. The Company cannot withdraw the collateralized long-term financial investments until the employees’ full payment of their loans. The employees are required to pay-off the loans over two years beginning June 25, 2004.

8.    Options forfeiture

5,000 stock options granted to an employee on July 10, 2002 were forfeited as the employee left the Company in June 2003. The following table summarizes the stock options activity for the nine months ended September 30, 2003 under the stock purchase option plan:

	Number of Stock Options	Weighted-Average Exercise Price Per Share

Stock options outstanding as of December 31, 2002	14,000	(Won)	4,000
Options granted	—		—
Options exercised	—		—
Options canceled	(5,000)	(Won)	4,000

Stock options outstanding as of September 30, 2003	9,000	(Won)	4,000

During the nine months ended September 30, 2003, the Company recorded (Won)45 million of compensation expenses for the options granted on July 10, 2002, net of (Won)26 million of expense previously recognized for options forfeited in the period.

9.    Earnings per share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However,

Webzen Inc.

Notes to consolidated financial statements

September 30, 2002 and 2003 (unaudited)

potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

The components of basic and diluted earnings per share were as follows:

	Nine months ended September 30,

(in millions of Korean Won, except number of common shares and per share amounts)	2002		2003

Net income available for common stockholders (A)	(Won)	10,160	(Won)	24,429

Weighted average outstanding shares of common stock (B)		2,540,000		3,007,692
Dilutive effect of employee stock options		—		10,297

Common stock and common stock equivalents (C)		2,540,000		3,017,989

Earnings per share:
Basic (A/B)	(Won)	4,000	(Won)	8,122

Diluted (A/C)	(Won)	4,000	(Won)	8,095

10.    Related party transaction

During the normal course of business, the Company recognized (Won)4,721 million as royalties and license revenue from related equity investment in 2003. Royalty revenues from the Company’s licencee is recognized on a monthly basis after the licensee confirms its revenues based on the actual number hours of services sold during the prior month. Also, related accounts receivable and deferred income amounted to (Won)1,583 million and (Won)471 million, respectively, as of September 30, 2003.

Report of independent auditors

To the Board of Directors and the Shareholders of

Webzen Inc. :

In our opinion, the accompanying balance sheets and the related statements of operations, cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of Webzen, Inc. (the “Company”) as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the period from April 28, 2000 (date of inception) to December 31, 2000 and for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  Samil Accounting Corporation

Seoul, Korea

October 10, 2003

Webzen Inc.

Balance sheets

December 31, 2001 and 2002

(in millions of Korean Won and in thousands of US dollars, except per share data)	2001		2002		(Note 3) 2002

					(unaudited)
Assets
Current assets
Cash and cash equivalents	(Won)	2,005	(Won)	6,715	$5,838
Short-term financial instruments		50		8,043	6,993
Accounts receivable (less allowance of (Won)38, (Won)1,362 and $1,148, respectively)		1,248		4,357	3,788
Deferred income tax assets		162		588	511
Advance payments for buildings		—		1,000	869
Prepaid expenses and other current assets		2		497	432

Total current assets		3,467		21,200	18,431

Property and equipment, net of accumulated depreciation		641		3,122	2,715
Leasehold and other deposits		69		1,256	1,092
Other non-current assets		150		411	357

Total assets	(Won)	4,327	(Won)	25,989	$22,595

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	(Won)	227	(Won)	1,744	$1,516
Deferred income		1,007		3,477	3,023
Income taxes payable		128		2,506	2,179
Value added taxes payable		161		582	506
Other current liabilities		18		270	235

Total current liabilities		1,541		8,579	7,459

Long-term deferred income		—		615	534
Accrued severance benefits		75		401	349
Non-current deferred income tax liabilities		54		—	—

Total liabilities		1,670		9,595	8,342

Commitments and contingencies
Stockholders’ equity
Preferred stock, (Won)500 par value, 1,270,000 shares authorized, no shares issued and outstanding at December 31, 2001 and 2002		—		—	—
Convertible stock, (Won)500 par value, 1,270,000 shares authorized, common shares, no shares issued and outstanding at December 31, 2001 and 2002		—		—	—
Common stock, (Won)500 par value 37,460,000 shares authorized, and 2,540,000 shares issued and outstanding at December 31, 2001 and 2002		1,270		1,270	1,104
Additional paid-in capital		1,315		1,389	1,208
Retained earnings		72		13,735	11,941

Total stockholders’ equity		2,657		16,394	14,253

Total liabilities and stockholders’ equity	(Won)	4,327	(Won)	25,989	$22,595

The accompanying notes are an integral part of these financial statements.

Webzen Inc.

Statements of operations

For the period from April 28, 2000 (date of inception)

to December 31, 2000 and for the years ended

December 31, 2001 and 2002

(in millions of Korean Won and in thousands of US dollars, except per share data)	2000		2001		2002		(Note 3) 2002

							(unaudited)
Net revenues
Online game subscriptions	(Won)	—	(Won)	1,406	(Won)	27,765	$24,139
Royalties and licensing fees		—		10		383	333

Total net revenues		—		1,416		28,148	24,472
Cost of revenues		—		172		2,985	2,595

Gross profit		—		1,244		25,163	21,877
Operating expenses
Selling, general and administrative		149		1,020		8,860	7,703

Operating income (loss)		(149)		224		16,303	14,174
Other income (expense)
Interest income		10		8		249	216
Loss on disposal of property		—		—		(68)	(60)
Foreign currency gains		—		—		13	13
Others, net		(3)		4		(33)	(29)

Income (loss) before income tax expenses and equity in loss of related equity investment		(142)		236		16,464	14,314
Income tax expenses (benefit)		(23)		45		2,303	2,002

Income (loss) before equity in loss of related equity investment		(119)		191		14,161	12,312
Equity in loss of related equity investment, net of taxes		—		—		(498)	(433)

Net income (loss)	(Won)	(119)	(Won)	191	(Won)	13,663	$11,879

Earnings (loss) per share
Basic and diluted	(Won)	(57)	(Won)	82	(Won)	5,379	$4.68

Weighted average shares outstanding
Basic and diluted		2,101,590		2,340,741		2,540,000	2,540,000

The accompanying notes are an integral part of these financial statements.

Webzen Inc.

Statements of changes in stockholders’ equity

For the period from April 28, 2000 (date of inception)

to December 31, 2000 and for the years ended

December 31, 2001 and 2002

(in millions of Korean Won and in thousands of US dollars, except number of shares)	Common Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Total

Balance at April 28, 2000 (Date of inception)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Issuance of common stock, net	2,202,626		100		300		—		400
Stock split	—		300		(300)		—		—
Net loss	—		—		—		(119)		(119)

Balance at December 31, 2000	2,202,626		400		—		(119)		281
Issuance of common stock, net	337,374		113		2,072		—		2,185
Stock split	—		757		(757)		—		—
Net income	—		—		—		191		191

Balance at December 31, 2001	2,540,000		1,270		1,315		72		2,657
Amortization of deferred stock compensation	—		—		74		—		74
Net income	—		—		—		13,663		13,663

Balance at December 31, 2002	2,540,000	(Won)	1,270	(Won)	1,389	(Won)	13,735	(Won)	16,394

(Note 3) (unaudited)	Common Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Total

Balance at December 31, 2001	2,540,000		$1,104		$1,143		$62		$2,309
Issuance of stock options	—		—		65		—		65
Net income	—		—		—		11,879		11,879

Balance at December 31, 2002	2,540,000		$1,104		$1,208		$11,941		$14,253

The accompanying notes are an integral part of these financial statements.

Webzen Inc.

Statements of cash flows

For the period from April 28, 2000 (date of inception)  to December 31, 2000 and for the years ended  December 31, 2001 and 2002

(in millions of Korean Won and in thousands of US dollars)	2000		2001		2002		(Note 3) 2002

							(unaudited)
Cash flows from operating activities
Net income (loss)	(Won)	(119)	(Won)	191	(Won)	13,663	$11,879
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization		8		69		482	419
Provision for accrued severance benefits		12		63		635	552
Loss on disposal of property and equipment		—		—		68	60
Equity in loss of related equity investment		—		—		709	616
Amortization of deferred stock compensation		—		—		74	64
Deferred income taxes		(23)		(84)		(633)	(549)
Change in operating assets and liabilities
Accounts receivable		—		(1,248)		(3,109)	(2,703)
Accounts payable and accrued expenses		1		225		1,517	1,319
Deferred income		—		1,007		3,084	2,681
Income taxes payable		—		128		2,378	2,067
Value added taxes payable		—		161		421	366
Other current liabilities		1		18		145	126
Payment of severance benefits		—		—		(309)	(269)
Prepaid expense and others assets		(6)		4		(598)	(521)

Net cash provided by (used in) operating activities		(126)		534		18,527	16,107

Cash flows from investing activities
Decrease (increase) in short-term financial instruments		(105)		54		(7,992)	(6,948)
Investments in equity investment		—		—		(600)	(522)
Purchase of property and equipment		(53)		(661)		(2,981)	(2,591)
Capitalized software development costs		—		(154)		—	—
Advance payments for buildings		—		—		(1,000)	(869)
Payments of leasehold and other deposits		(20)		(49)		(1,187)	(1,032)
Others, net		(75)		75		(57)	(50)

Net cash used in investing activities		(253)		(735)		(13,817)	(12,012)

Cash flows from financing activities
Issuance of common stock, net		400		2,185		—	—

Net cash provided by financing activities		400		2,185		—	—

Net increase in cash and cash equivalents		21		1,984		4,710	4,095
Cash and cash equivalents
Beginning of year		—		21		2,005	1,743

End of year	(Won)	21	(Won)	2,005	(Won)	6,715	$5,838

Supplemental cash flow information
Cash paid during the year for income taxes	(Won)	1	(Won)	2	(Won)	440	$383

The accompanying notes are an integral part of these financial statements.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

1.    Description of business

Webzen Inc. (the “Company”) is engaged in developing and distributing online games principally in the Republic of Korea and in other countries within Asia. The Company was incorporated on April 28, 2000. The Company’s principal game product “MU” is a three-dimensional multi-player online role playing game first introduced in May 2001.

The Company conducts its business within one industry segment – the business of developing and distributing online games, software licensing and other related services.

2.    Significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Stock split

The financial statements, including all share and per share data, have been restated as if the stock splits had occurred as of the earliest relevant period presented.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may take in the future, actual results could differ from these estimates.

In response to the generally unstable economic conditions in Korea, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprise and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by the generally unstable economic conditions and reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of such economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

Start-up costs

Start-up costs are expensed as incurred.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

Revenue recognition

Revenue recognition for games subscriptions:

Online subscriptions typically involve prepaid fees, which are deferred and recognized based upon their actual usage. These subscriptions typically are short-term in nature and require no additional upgrades and inconsequential customer support.

Software licensing:

The Company receives prepaid license fees in connection with its software licensing business. These revenues are deferred and recognized over the license period, including automatic renewal periods.

The Company generally provides its licensees with minimal post-contract customer support on its software products, consisting of access to a support hotline and occasional unspecified upgrades, or enhancements, which typically occur within one year of the beginning of the contract. The estimated costs of providing such support are insignificant and sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects, therefore all license revenue is recognized ratably over the life of the contract.

The Company also receives royalty income from its licensees, based upon a percentage of the licensee’s revenue. The related royalty revenue is recognized on a monthly basis, when the licensee confirms their sales activity for the prior period.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Short-term financial instruments

Short-term financial instruments include time deposits, with maturities greater than three months and less than one year.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts receivable based upon various information, including: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis. The Company also makes specific provisions for bad debts when evidence exists that the debts are likely to be irrecoverable. Since inception, the Company has not written off any doubtful accounts receivable.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation for equipment, furniture and fixtures and purchased software is computed using the straight-line method over the following estimated useful lives.

Computer and equipment	4 years
Furniture and fixtures	4 years
Software	5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the assets or the remaining lease term.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

Accounting for the impairment of long-lived assets

Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate future cash flows (undiscounted and without interest changes) is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

Investment in related equity investment

The Company entered into a joint venture agreement in 2002 and incorporated 9Webzen Limited, in which the Company owns a 49% interest, in Hong Kong. The business was established to market and distribute the Company’s online game in China. The Company has significant influence on the operations of the business, but does not control the decision-making abilities of the entity. The Company accounts for the investment using the equity method. The Company recorded its investment in equity-method investee on the balance sheet as “Investments in related equity investment “ and its share of the investee’s earnings or losses as “Equity in earnings (losses) of related equity investment” on the statement of operations. However in 2002, losses in the entity eliminated the investment in related equity investment balance, and the excess loss was accrued in other current liabilities.

Capitalized software development costs

The Company capitalizes certain software development costs relating to online games that will be distributed to consumers through subscriptions or licenses. The Company accounts for software development in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until that product is available for sale. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format.

After an online game is released, the capitalized product development costs are amortized to expense based on current and future revenue with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the game not exceeding three years. This expense is recorded as a component of cost of revenues.

The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

Management judgments and estimates are used in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. Different estimates or assumptions could result in different reported amounts of capitalized product development costs, research and development expense, or cost of revenues. If a revised game sales forecast is less than management’s current game sales forecast, or if actual game usage is less than management’s forecast, the Company could record charges to write-down software development costs previously capitalized.

Research and development costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are expensed as incurred, until technological feasibility is reached. Research and development costs for the years ended December 31, 2000, 2001 and 2002 amounted to (Won)49 million, (Won)139 million and (Won)818 million, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately (Won)0 million, (Won)173 million and (Won)1,514 million for the years ended December 31, 2000, 2001 and 2002, respectively.

The Company enters into marketing arrangements with independent distribution agents to distribute its MU online game product to internet cafes in Korea. Under the terms of these agreements, the Company remits monthly cash payments to the agents based upon cash collections for the previous month. These agreements are typically 12 months in duration.

The Company accounts for the revenue from sales through its distribution agents at the gross sales price and records a marketing expense, or sales commission, representing 20% for 2002 of the gross selling price in accordance with the terms of the distribution agreement.

The Company expenses advertising costs for participating in trade shows during the period in which the show occurs. Expenses for advertising in online forums and industry publications are expensed in the period when the advertising is displayed. There were no significant advertising costs associated with online promotions, website or magazine advertising, or alliances with Internet service providers.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

Accrued severance benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date.

Foreign Currency Translation

The Company’s functional currency and reporting currency is the Korean Won. Assets and liabilities of foreign operations are translated into Korean Won using current exchange rates, and revenues and expenses are translated into Korean Won using average exchange rates. The effects of foreign currency translation adjustments are deferred and included as a component of stockholders’ equity.

Foreign currency transactions

Net gains and losses resulting from foreign exchange transactions are included in foreign currency gains (losses) in other income (loss) in the statement of operations.

Stock-based compensation

The Company follows the fair value recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation.” SFAS 123 defines a fair value method of accounting for an employee stock option or similar equity instrument. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company uses a Black-Scholes model to determine the fair value of the award at the date of grant.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for all periods.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

Diluted earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Recent accounting pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force Issue (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurrent in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred rather than when a company commits to such an activity. This statement is required to be adopted beginning with exit or disposal activities that are initiated after December 31, 2002 and is not expected to have a material impact on the Company’s results of operations or financial position.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” This statement addresses debt extinguishments used as part of an entity’s risk management strategy and represents an example of debt extinguishments that do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, and therefore, should not be classified as extraordinary. The Company does not expect SFAS No. 145 to have a material impact on its results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46, “Consideration of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation of variable interest entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary if the entity does not effectively disperse risks among the parties involved. The provisions of FIN 46 are effective immediately for those variable interest entities created after January 31, 2003. The provisions are effective for the first period beginning after June 15, 2003 for those variable interests held prior to February 1, 2003. The Company does not currently have any variable interest entities as defined in FIN 46. Accordingly, the Company does not expect the provisions of FIN 46 to affect its financial position or results of operations.

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities,” which clarifies and amends certain definitions and characteristics of derivative instruments contained in SFAS No. 133, “Accounting for

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

Derivative Instruments and Hedging Activities,” FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and other existing pronouncements. The Company does not expect SFAS No. 149 to have a material impact on its results of operations or financial position.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and is effective for all financial instruments entered into or modified after May 31, 2003. The Statement is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect adoption of SFAS No. 150 to have a material effect on its financial condition or results of operations.

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides a model for how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The model requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangements meet certain criteria. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. The Company does not expect adoption of EITF 00-21 to have a material effect on its financial condition or results of operations.

3.    United States dollar amounts

The Company maintains its accounting records and prepares its financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the Korean Won rate of 1,150.2 to the US dollar. Such translations should not be construed as representations that the Korean Won amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4.    Cash and cash equivalents

Cash and cash equivalents, as of December 31, 2001 and 2002 comprise the following :

(in millions of Korean Won)	2001		2002

Demand deposit	(Won)	2,005	(Won)	600
Foreign currency demand deposit		—		1,083
Money market deposit accounts		—		1,700
Money market fund		—		3,332

	(Won)	2,005	(Won)	6,715

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

5.    Short-term financial instruments

Short-term financial instruments as of December 31, 2001 and 2002 comprise the following:

(in millions of Korean Won)	2001		2002

Time deposits	(Won)	50	(Won)	7,541
Beneficiary certificates		—		502

	(Won)	50	(Won)	8,043

As of December 31, 2002, time deposits amounting to (Won)20 million were subject to withdrawal restrictions in relation to corporate credit card payments.

6.    Property and equipment

Property and equipment as of December 31, 2001 and 2002 consists as following:

(in millions of Korean Won)	2001		2002

Computer and equipment	(Won)	500	(Won)	2,904
Furniture and fixtures		176		238
Software-externally purchased		38		467

Less: accumulated depreciation and amortization		(73)		(487)

	(Won)	641	(Won)	3,122

Depreciation expense for the years ended December 31, 2000, 2001 and 2002, was (Won)8 million, (Won)65 million and (Won)431 million, respectively. During 2002, the Company recorded a loss on the disposal of furniture and fixtures of approximately (Won)68 million, which is included in other expense in the statements of operations.

7.    Investments in related equity investment

Summarized financial information for the Company’s equity method investment as of and for the year ended December 31, 2002 is as follows:

(in millions of Korean Won)	2002

Financial position information
Current assets	(Won)	1,268
Property and equipment, net of accumulated depreciation		3,445
Current liabilities		4,935
Total equity		(222)
Income statement information
Revenue	(Won)	—
Operating loss		1,447
Net loss		1,447

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

As a result of the investment incurring a net loss, the Company recorded (Won)498 million of the equity in loss of related equity investment, net of income taxes in 2002.

Under the terms of the equity investment agreement, the Company is only legally obligated to share risks and profits within the limit of capital contributed by the Company. In addition, the Company has not provided any legal guarantees or commitment for further financial support to the equity investment. However, the start up cost and initial losses of the venture were anticipated and the Company will continue to support the business until profitability is established. As of December 31, 2002, the excess loss of equity method investments was (Won)109 million and is included in other liabilities.

The initial term of the joint venture is ten years, and this may be extended under the same or new terms and conditions with the written consent of both parties at least six months prior to the expiration date. All intercompany profits and losses between the investor and the investee have been eliminated.

8.    Other Current Liabilities

Other current liabilities as of December 31, 2001 and 2002 comprise the following:

(in millions of Korean Won)	2001		2002

Excess loss of equity method investments	(Won)	—	(Won)	109
Employee tax withhold		18		162

	(Won)	18	(Won)	271

9.    Accrued severance benefits

Accrued severance benefits are as follows:

(in millions of Korean Won)	2001		2002

Balance at beginning of year	(Won)	12	(Won)	75
Provisions for severance benefits		63		635
Severance payments		—		(309)

Balance at end of year	(Won)	75	(Won)	401

10.    Commitments and contingencies

The Company rents certain facilities and certain property under noncancelable operating leases, which expire at various times through 2005.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

Future minimum lease payments for all noncancelable operating leases at December 31, 2002, are as follows:

(in millions of Korean Won)

2003	(Won)	298
2004		191
2005		27

	(Won)	516

Total rent expense incurred was approximately (Won)10 million for the period ended December 31, 2000. Rent expense incurred was approximately (Won)72 million and (Won)404 million for the years ended December 31, 2001 and 2002, respectively.

The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; dependence on one key product; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company has a limited operating history and, as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets.

11.    Disclosures about fair value of financial instruments

The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

12.    Stockholders’ equity

As of December 31, 2002, the Company was authorized to issue 40,000,000 shares, par value (Won)500 per share, in registered form, consisting of common shares, non-voting preferred shares and common shares convertible into non-voting preferred shares. The common shares are convertible at a rate of one common share for one preferred share.

Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company’s board of directors at the time of issuance.

In addition, the Company is authorized to issue non-voting preferred shares up to 50% of the issued common shares and to issue convertible shares up to 50% of the issued common shares, less issued preferred shares.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

As of December 31, 2002, the Company had a total of 2,540,000 common shares issued and outstanding. All of the issued and outstanding shares were fully paid and in registered form. No non-voting preferred shares or convertible common shares were issued or outstanding.

On April 28, 2000 and May 9, 2000, the Company issued 104,000 and 96,000 common shares for (Won)500 and (Won)3,625 per share, respectively. The Company recorded total gross proceeds of (Won)52 million and (Won)348 million, respectively.

On May 15, 2000, the Company’s Board of Directors approved a 4-for-1 stock split and transferred (Won)300 million of additional paid-in capital into common stock. The Company’s shareholders received three additional shares for each share they owned on the record date of May 31, 2001. All share data has been restated to reflect the stock splits for all periods presented.

On March 2, 2001, the Company issued 50,000 common shares for (Won)6,000 per share. The Company recorded total gross proceeds of (Won)295 million, net of issuance costs in the amount of (Won)5 million.

On March 24, 2001, the Company’s Board of Directors approved a 1.65-for-1 stock split and transferred (Won)275 million of additional paid-in capital into common stock. The Company’s shareholders received 0.65 additional shares for each share they owned on the record date of March 26, 2001. All share data has been restated to reflect the stock splits for all periods presented.

On July 25, 2001, the Company issued 35,714 common shares for (Won)14,000 per share. The Company recorded total gross proceeds of (Won)492 million, net of issuance costs in the amount of (Won)8 million.

On July 26, 2001, the Company’s Board of Directors approved a 1.67-for-1 stock split and transferred (Won)482 million of additional paid-in capital into common stock. The Company’s shareholders received 0.67 additional shares for each share they owned on the record date of July 27, 2001. All share data has been restated to reflect the stock splits for all periods presented.

On December 17, 2001, the Company issued 140,008 common shares for (Won)10,000 per share. The Company recorded total gross proceeds of (Won)1,398 million, net of issuance costs in the amount of (Won)1 million.

Dividends

Since the date of inception, the Company has not declared or paid any dividends on its common stock.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean Won)	2001		2002

Appropriated retained earnings
Reserve for business rationalization	(Won)	—	(Won)	118
Reserve for small and medium size enterprise investment		—		63
Unappropriated retained earnings		72		13,554

	(Won)	72	(Won)	13,735

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve in an amount equal to a minimum of ten percent of its cash dividends until such reserve equals 50% of its capital stock. The reserve is not available for dividends, but may be transferred into capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders.

Pursuant to the Special Tax Treatment Control Law of Korea, the Company was required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve was not available for payment of cash dividends, but may be transferred into capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders. Effective for fiscal years beginning January 1, 2002, the Special Tax Treatment Control Law of Korea was amended and this reserve became available for payment of cash dividends.

Pursuant to the Korean tax laws, when determining taxable income, small and medium sized companies, such as the Company, are eligible to claim a tax deduction for the amounts of retained earnings appropriated to reserves. These amounts are not available for dividends until they are used for the specified purposes or reversed.

13.    Stock purchase option plan

On July 10, 2002, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. On July 10, 2002, the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of (Won)4,000 per share. The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years of continued employment. Upon vesting, options are exercisable between three to six years from the grant date.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

The following table summarizes the stock options activity under the Plan:

	Number of Stock Options	Weighted-Average Exercise Price Per Share

Stock options outstanding as of December 31, 2001	—	(Won)	—
Options granted	14,000		4,000
Options exercised	—		—
Options canceled	—		—

Stock options outstanding as of December 31, 2002	14,000	(Won)	4,000

The entire award vests at the end of three years. The exercise periods of the stock options are as follows:

Exercisable percentage

From July 10, 2005 to July 9, 2006	25%
From July 10, 2006 to July 9, 2007	25%
From July 10, 2007 to July 9, 2008	50%

100%

The total compensation expense relating to the grant of stock options on July 10, 2002, (Won)444 million, is recognized over the three year vesting period on a straight line basis. For the year ended December 31, 2002, the Company recognized (Won)74 million in stock compensation expense for the shares granted. This is included in selling, general and administrative expenses in the statement of operations. There were no exercisable options at December 31, 2002.

The following summarizes information about the Company’s stock options outstanding at December 31, 2002:

Exercise Price	Shares	Average Remaining Contractual Life	Weighted Average Exercise Price		Weighted Average Fair Value at Grant Date

(Won)4,000	14,000	4.75	(Won)	4,000	(Won)	31,749

The fair value for each option was estimated, at the date of grant, using the Black-Scholes option pricing model, with the following weighted average assumptions:

Expected dividend yield		0%
Risk-free interest rate		6.23%
Expected volatility		190.20%
Expected life (in years from vesting)		5.25 years
Fair value of stock	(Won)	32,000

The fair value of the stock at the date of grant was based on the initial public offering in Korea on May 23, 2003.

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

14.    Income taxes

Income tax expenses (benefit) for the period from April 28, 2000 to December 31, 2000 and for the years ended December 31, 2001 and 2002 consists of the following:

(in millions of Korean Won)	2000		2001		2002

Current
Domestic	(Won)	—	(Won)	129	(Won)	2,583
Foreign		—		—		141

		—		129		2,724
Deferred		23		84		421

Total income tax expenses (benefit)	(Won)	(23)	(Won)	45	(Won)	2,303

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2001 and 2002 are as follows:

(in millions of Korean Won)	2001		2002

Current deferred income tax assets
Allowance for bad debt	(Won)	9	(Won)	388
Deferred income		146		153
Foreign tax credit carryforwards		—		46
Other		7		16

		162		603

Current deferred income tax liabilities
Accrued interest income		—		(16)

		—		(16)

Current deferred income tax assets	(Won)	162	(Won)	587

Non-current deferred income tax assets
Deferred income		—		139
Equity method investment		—		211
Provisions for severance benefits		15		65

		15		415

Non-current deferred income tax liabilities
Depreciation and amortization		(54)		(131)
Long-term prepaid expenses		—		(3)
Reserve for small and medium size enterprise investments		(15)		(129)

		(69)		(263)

Non-current deferred income tax assets (liabilities)	(Won)	(54)	(Won)	152

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

As of December 31, 2002, the Company has available unused foreign tax credit carryforwards of (Won)46 million, which may be applied against future taxable income through 2007.

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2001 and 2002.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 30.8% in 2000 and 2001. The statutory income tax rate was amended to 29.7% effective for fiscal years beginning January 1, 2002 in accordance with the Corporate Income Tax Law enacted in December 2001.

Currently, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applies to certain designated venture companies. The Company expects the reduced rate to be effective through 2004. For the year 2005, the Company does not believe that the Company will be able to renew its designation as a venture company and expects to be subject to the higher statutory tax rate of 29.7%.

A reconciliation of income tax expenses (benefit) at the Korean statutory income tax rate to actual income tax expenses (benefit) is as follows:

(in millions of Korean Won)	2000		2001		2002

Taxes at Korean statutory tax rate	(Won)	—	(Won)	73	(Won)	4,890
Income tax exemption		—		(36)		(2,445)
Nondeductible items		1		2		10
Change in statutory tax rate		(2)		4		(162)
Others		(22)		2		10

Total income tax expenses (benefit)	(Won)	(23)	(Won)	45	(Won)	2,303

Webzen Inc.

Notes to financial statements

December 31, 2001 and 2002

15.    Earnings per share

The components of basic and diluted earnings (loss) per share for the period from April 28, 2000 to December 31, 2000 and for the years ended December 31 2001 and 2002 were as follows:

(in millions of Korean Won, except numbers of common shares and per share amounts)	2000		2001		2002

Net income (loss) available for common stockholders (A)	(Won)	(119)	(Won)	191	(Won)	13,663

Weighted average outstanding shares of common stock (B)		2,101,590		2,340,741		2,540,000
Dilutive effect of employee stock options		—		—		—

Common stock and common stock equivalents (C)		2,101,590		2,340,741		2,540,000

Earnings (loss) per share:
Basic (A/B)	(Won)	(57)	(Won)	82	(Won)	5,379

Diluted (A/C)	(Won)	(57)	(Won)	82	(Won)	5,379

For 2002, potential common shares of approximately 14,000 shares were not included in the computation and were related to shares issuable upon the exercise of stock options because they were antidilutive.

16.    Related party transaction

During the normal course of business, the Company granted a license for beta-testing MU to GameNow.net (Hong Kong) Limited, from which the Company received (Won)598 million as a license fee. The license was subsequently transferred to 9Webzen Limited, from which the Company received (Won)120 million as prepaid royalty in 2002. The Company recognized (Won)37 million as license revenue and deferred (Won)681 million of prepaid revenue in 2002 from related party transactions. Royalty payments are calculated at 20% of the joint venture’s sales revenue after tax, within a minimum sales threshold.

The initial term of the license agreement is five years, unless terminated in accordance with various circumstances, including a breach of the agreement, bankruptcy of the Company or of Gamenow.net (Hong Kong) Limited, or dissolution of the joint venture.

17.    Subsequent event

On May 21, 2003, the Company issued 960,000 shares of its common shares at (Won)32,000 per share to the public through an initial public offering. The common stock of the Company was registered with the KOSDAQ on May 23, 2003.

On July 16, 2003, the Company acquired a 55.4% interest in Flux Inc., a privately held wireless game developer, and paid (Won)392 million as consideration. The acquisition was accounted for using the purchase method of accounting. The aggregate price has not been allocated and the impact on financial statements has not been determined yet.

GAME CHARACTERS

DARK KNIGHT

FAIRY

DARK SORCERER

8,700,000 American Depositary Shares  representing 870,000 Common Shares

Webzen Inc.

Prospectus

Daiwa Securities SMBC Hong Kong	ING Bank N.V.

                    , 2003

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until             , 2004, all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 6.    Indemnification of directors and officers.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its directors and executive officers for certain liabilities arising under the Securities Act of 1933.

We maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers but only limited to those arising under Korean laws in connection with the performance of their duties.

Item 7.    Recent sales of unregistered securities.

The securities of the registrant that were sold by the registrant within the past three years and not registered under the Securities Act of 1933 are described below. All such securities were offered and issued outside the United States to individuals or entities who were not citizens or residents of the United States. Accordingly, the offering and issuance of such securities were not subject to the registration requirements of the Securities Act of 1933 pursuant to Regulation S thereunder.

Date of Issuance	Securities (common shares)	Consideration Paid (in millions of Won)		Principal Underwriters and Purchasers	Purchase Discount and Underwriting Commissions (in millions of Won)

March 24, 2001	50,000	300		Serome Venture Investment Co., Ltd.(1)	None

March 26, 2001	550,000	—		Existing shareholders (bonus shares)	None

July 26, 2001	35,714	500		Shin-Kyu Choi	None

July 27, 2001	964,278	—		Existing shareholders (bonus shares)	None

December 18, 2001	140,008	1,400		Hansol Game No. 1 Investment-Partnership Fund/Hansol Investment-Partnership for Woman Business	None

July 10, 2002	14,000	—	(2)	Employees (stock options)	None

May 23, 2003	960,000	30,720		Mirae Asset Securities Co., Ltd. (public offering)	1,228.8

(1)	Formerly known as V-net Venture Investment Co., Ltd.
(2)	No consideration was received by the registrant for the grant of the stock options. Stock options will be exercisable at a purchase price of (Won)4,000 per share from July 10, 2005 to July 9, 2008. As of September 30, 2003, options to purchase an aggregate of 9,000 common shares were outstanding, after one employee with an option to purchase 5,000 common shares terminated his employment with the registrant.

Item 8.    Exhibits and financial statement schedules.

(a) Exhibits

Exhibit Number	Description

1.1*	Form of underwriting agreement
3.1*	Articles of Incorporation (English translation)
4.1*	Form of common share certificate (English translation)
4.2*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank, as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)
5.1	Opinion of Hanol Law Offices as to the legality of the Common Shares
8.1*	Opinion of Hanol Law Offices as to Korean tax matters (included in Exhibit 5.1)
8.2*	Opinion of Davis Polk & Wardwell as to U.S. tax matters
10.1*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Limited
10.2*	License Agreement, dated September 10, 2002, between the registrant and 9Webzen Limited
10.3*	License Agreement, dated July 9, 2002, between the registrant and Insrea Game Center Corp.
10.4*	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)
10.5*	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.
10.6*	Office Purchase Agreement, dated July 31, 2002, between the registrant and IT’S TV Co., Ltd. (English Summary)
10.7*	Office Purchase Agreement, dated March 5, 2003, between the registrant and IT’S TV Co., Ltd. (English Summary)
10.8*	Lease Agreement, dated January 22, 2002, between the registrant as tenant and Ju-Won Yoon, Ran-Su Han Kook-Ji Lee and Sung-Hee Yoon as landlord (English Summary)
10.9*	Lease Agreement, dated April 25, 2003, between the registrant as tenant and Ho Jeong as landlord (English Summary)
10.10*	Internet Content Service Agreement, dated January 15, 2001, between the 9.com Computer Technology Consulting (Shanghai) Co. Ltd and Shanghai Jiucheng Information Technology., Ltd. (English Translation)
10.11*	Internet Content Service Agreement, dated February 1, 2003, between 9webzen Information Technology (Shanghai) Co., Ltd and Shanghai Jiucheng Information Technology Co., Ltd (English Translation)
10.12*	Service Agreement, dated February 15, 2003, between the 9.com Computer Technology Consulting (Shanghai) Co. Ltd and 9webzen Information Technology (Shanghai) Co., Ltd
23.1*	Consent of Samil Accounting Corporation
23.2*	Consent of Hanol Law Offices (included in Exhibit 5.1)
23.3*	Consent of Davis Polk & Wardwell (included in Exhibit 8.2)
24.1*	Power of Attorney

Exhibit Number	Description

99.1*	Consent of Moon-Kyu Kim
99.2*	Consent of Joo-Seok Park
99.3*	Consent of Sang-Woo Park

* Previously filed.

(b) Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 9.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The underwriting agreement provides for indemnification by the underwriters of the registrant and its directors and executive officers for certain liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, Korea, on December 11, 2003.

WEBZEN INC.

By:	/s/ Nam-Ju Kim
Name: Nam-Ju Kim Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, on December 11, 2003.

Signature	Title

/s/ Nam-Ju Kim	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Won-Seon Kim	Chief Financial Officer and Director (Principal Accounting Officer)

Ki-Yong Cho*	Co-Chief Technology Officer and Director

Kil-Saup Song*	Co-Chief Technology Officer and Director

* See Power of Attorney executed by each such officer and director on the Registration Statement on Form F-1 previously filed with the Securities and Exchange Commission on November 7, 2003, appointing Nam-Ju Kim and Won-Seon Kim, and each of them individually, as true and lawful attorney-in-fact with full power to sign this and any and all amendments, including post-effective amendments to this registration statement and Rule 462(b) supplemental registration statements.

Signatures of authorized representative in the United States

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Webzen Inc., has signed this registration statement or amendment thereto in the City of Newark, State of Delaware, on December 11, 2003.

PUGLISI & ASSOCIATES

By:	/s/ Gregory F. Lavelle
Name: Gregory F. Lavelle Title: Managing Director

Exhibit index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation (English translation)
4.1*	Form of common share certificate (English translation)
4.2*	Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank, as depositary and holders of American Depositary Receipts (including form of American Depositary Receipt)
5.1	Opinion of Hanol Law Offices as to the legality of the Common Shares
8.1*	Opinion of Hanol Law Offices as to Korean tax matters (included in Exhibit 5.1)
8.2*	Opinion of Davis Polk & Wardwell as to U.S. tax matters
10.1*	Joint Venture Agreement, dated September 10, 2002, between the registrant and GameNow.net (Hong Kong) Limited
10.2*	License Agreement, dated September 10, 2002, between the registrant and 9Webzen Limited
10.3*	License Agreement, dated July 9, 2002, between the registrant and Insrea Game Center Corp.
10.4*	License Agreement, dated February 11, 2003, between the registrant and Gameon Co., Ltd. (English translation)
10.5*	License Agreement, dated June 20, 2003, between the registrant and New Era Online Co., Ltd.
10.6*	Office Purchase Agreement, dated July 31, 2002, between the registrant and IT’S TV Co., Ltd. (English Summary)
10.7*	Office Purchase Agreement, dated March 5, 2003, between the registrant and IT’S TV Co., Ltd. (English Summary)
10.8*	Lease Agreement, dated January 22, 2002, between the registrant as tenant and Ju-Won Yoon, Ran-Su Han Kook-Ji Lee and Sung-Hee Yoon as landlord (English Summary)
10.9*	Lease Agreement, dated April 25, 2003, between the registrant as tenant and Ho Jeong as landlord (English Summary)
10.10*	Internet Content Service Agreement, dated January 15, 2001, between the 9.com Computer Technology Consulting (Shanghai) Co. Ltd and Shanghai Jiucheng Information Technology., Ltd. (English Translation)
10.11*	Internet Content Service Agreement, dated February 1, 2003, between 9webzen Information Technology (Shanghai) Co., Ltd and Shanghai Jiucheng Information Technology Co., Ltd (English Translation)
10.12*	Service Agreement, dated February 15, 2003, between the 9.com Computer Technology Consulting (Shanghai) Co. Ltd and 9webzen Information Technology (Shanghai) Co., Ltd
23.1*	Consent of Samil Accounting Corporation
23.2*	Consent of Hanol Law Offices (included in Exhibit 5.1)
23.3*	Consent of Davis Polk & Wardwell (included in Exhibit 8.2)
24.1*	Power of Attorney
99.1*	Consent of Moon-Kyu Kim
99.2*	Consent of Joo-Seok Park
99.3*	Consent of Sang-Woo Park

* Previously filed.